
10011972


NVIDIA

2010

NVIDIA CORPORATION

LETTER TO STOCKHOLDERS

Notice of 2010 Annual Meeting

Proxy Statement and Annual Report on Form 10-K



GPU REVOLUTION SHIFTS INTO HIGH GEAR

A LETTER TO OUR STOCKHOLDERS

Jen-Hsun Huang – President, CEO and Co-Founder

It would be an understatement to characterize fiscal 2010 as challenging. The global recession dramatically impacted sales and pushed us into the red for the year's first two quarters.

We responded quickly. We cut spending, postponed lower-priority investments and resized for a prolonged downturn. Our employees supported pay cuts, enabling us to avoid further layoffs. And senior leaders cut their cash pay nearly by half. Such sacrifices enabled us to sustain investments in the projects we believe in.

By mid-year, we were back on track. And by the fourth quarter, revenue recovered to $983 million, more than double that of a year earlier, with a profit of $131 million. For the full year, revenue declined 3 percent to $3.33 billion, with a loss of $68 million.

Despite the year's difficulties, we did some of our best work ever, extending our role as the world leader in visual-computing technologies. We expect strong, profitable growth as we look ahead to fiscal 2011.





Not long ago, our efforts to create technologies that transform a basic PC into a great computer with beautiful graphics were largely of interest to designers and gamers. Today, they're relevant for nearly everyone.

The visual experience is increasingly central to how we use our computer – whether streaming high definition video from YouTube, making a family vacation movie, playing Farmville on Facebook, or operating a computer with a touch-based user interface.

Demand for graphics processing units (GPUs) is growing strongly. And we have developed brands to meet the needs of specific market segments:

GEFORCE accelerates a consumer PC – delivering snappy performance for those who play games, create photo albums or enjoy movies on the Web.

NVIDIA ION supercharges a netbook – allowing it to play great multimedia.

QUADRO transforms a PC into a powerful workstation – making it capable of visualizing the largest, most complex designs.

TESLA turns a basic PC server into an affordable supercomputer – opening the multi-million unit server market to our GPUs for the first time.

TEGRA revolutionizes mobile computing – fueling handheld devices and embedded systems in cars, digital signage, and just about anything else with a display.

NVIDIA Fermi is the first GPU designed from the ground up for parallel computing.



VISUAL EXPERIENCE NOW CENTRAL

If the CPU is the brain of the computer, the GPU is its soul.

The CPU executes computer programs serially. The GPU performs trillions of calculations in parallel to create beautiful imagery. A computer with both can utilize the best for each task.

A state-of-the-art GPU is massively complex, requiring hundreds of engineers and hundreds of millions of dollars to develop. It's one of the computer industry's greatest challenges, demanding excellence in science and technology, along with an artistic sensibility.

Our work with GPUs brings to life fantastic game worlds. It enables artists to realize their imaginations; designers to create new products; and scientists to simulate the real world, from subatomic particles to stars at the edge of the universe.

We recently took a significant step toward realizing the GPU's full potential by announcing a new chip architecture called Fermi, the result of more than a million man-hours of development.

The first NVIDIA Fermi-based GPU has three billion transistors forming 512 parallel cores – offering eight times the floating-point performance of the previous generation.



Generating photorealistic worlds in real-time has been one of our ongoing pursuits. For certain applications – such as custom-configuring cars and home furnishings – anything short of photorealistic representation is inadequate. That goal has eluded us, until now.

This year, we introduced the world's first real-time ray tracing solution on our GPUs, which does in seconds what previously took hours for PC servers to accomplish.

Ray tracing generates computer images based on simulating the actual physical properties of light. By replicating how light reflects, refracts or becomes absorbed, we are able to generate amazingly realistic images. The day is coming when consumers will be able to choose every detail of their car, from paint down to leather stitching, and inspect a photorealistic image of the final product, from any angle and varying lighting conditions.

Imagine a computer-generated image so real you want to reach out and touch it. Or a world so immersive you feel it all around you. Just as millions of movie-goers have enjoyed the groundbreaking 3D experience of *Avatar*, we imagined how amazing it would be for gamers, designers and scientists if we made 3D possible on their computer.

To deliver this, we created NVIDIA 3D Vision, a package that incorporates new technologies for digital LCD panels, software and specialized shutter glasses. Its adoption has been fantastic. By year end, I expect most major OEMs to offer PCs, notebooks and workstations with this technology.

3D: THE NEXT DIMENSION



We introduced a ray tracing solution that renders photorealistic images virtually in real time



NVIDIA 3D Vision incorporates shutter glasses and software to produce 3D images that jump off the screen with startling realism.



THE WORLD IS PARALLEL



Scientists at Massachusetts Institute of Technology use CUDA for their work in rapid detection of individuals in crowded places, such as airports.



University of Virginia researchers use CUDA to greatly accelerate the detection and tracking of white blood cells in video microscopy.



At Italy's Universita di Salerno, work is being done to model the behavior of millions of individual fish in studies into schooling behavior.

The decades-old computing approach has been to make serial CPU cores ever faster. That will always be adequate for information-oriented computing tasks, like office automation. But it can't address a new class of emerging applications – where data doesn't describe the contents of a spreadsheet but a slice of our world.

Scientists fighting cancer want to harness computers to simulate how cells mutate. Law-enforcement officials want surveillance systems that can identify a person in a teeming airport. Physicians want finely detailed images to help detect disease. Each demands a powerful computing approach, capable of processing massive amounts of information.

To meet the challenge, we created a new breed of parallel-processing GPUs. They work not just with the geometry and pixels of an image but with numerical data of any kind.

We call this parallel computing architecture CUDA. It is one of the most important things we've ever created.

Rapid adoption of our CUDA architecture reflects the pent-up demand for parallel computing. There are now 60,000 active developers around the world. More than 300 universities in 39 countries teach it, with another added every other day.

It's thrilling for me to see researchers use CUDA to further their work in a wide range of fields, from life sciences and computer vision to energy discovery and quantum chemistry.

A scientist in Japan studying tsunamis told me that CUDA is the second great surprise of his career; the first was when he first programmed a Cray-1 supercomputer. A quantum physicist in Taiwan shared that CUDA will enable him to see his life's work achieved within his own lifetime; he believes that we have effectively invented a modern electron microscope that lets him see, through mathematical simulations, the behavior of subatomic particles with his computer.


WIRED
GONE.
"I told no one my plans, not my girlfriend, or my parents, or my friends.
No one knew where I was going, or my new name.
I left no hints. If anyone found me,
it would be because of my own mistakes."
SHEDDING YOUR IDENTITY IN THE DIGITAL AGE
BY EVAN RATLIFF

We believe that tablets will become our most personal computer, delivering rich Web experiences anywhere, anytime.

CUDA received a powerful endorsement this year when Oak Ridge National Laboratory, the largest open research supercomputing center in the United States, announced that it intends to build the world's fastest supercomputer using our GPUs. They expect it to be 10-times more powerful than today's fastest supercomputer.

Using CUDA GPUs to do parallel processing is not only more powerful. It's also much more cost effective and power efficient than traditional CPU clusters. Nearly every computer company is working with us to offer CUDA GPUs in servers and workstations.

TEGRA: OUR MOST PERSONAL COMPUTER

Over the past decade, we have come to take the benefits of the Web for granted. Now that it's integral to our lives, we want it with us all the time, which is possible with Wi-Fi and 3G networks. All that's needed is a mobile processor providing the performance of a PC and the battery life of a mobile phone.

This is why we created Tegra, a complex system-on-a-chip with eight independent and specialized processors. Designed from the ground up to sip tiny amounts of energy, Tegra consumes 50 times less power than the average PC notebook chip, leading to days of battery life.

Among the most exciting developments in computing is the tablet. Tablets incorporating Tegra processors will enable individuals to enjoy HD movies, play games, and make video phone calls. They will facilitate the rise of modern publications with embedded video and reinvent how we enjoy books, magazines, and newspapers. And because Tegra runs Flash, they will transport users to any of the 100 million websites around the world, from anywhere.


NVIDIA
TEGRA
NVIDIA


DOUBLEMINT
CHEWING GUM
5 STICKS

Our Tegra processor is about the size of a stick of chewing gum.





I believe we are better poised for growth than ever. Major trends are lining up with the investments we've made over the years, positioning us squarely at the center of key growth opportunities.

FIRST, VISUAL COMPUTING.
Our computing experience is increasingly graphical and visual. NVIDIA Fermi is a revolutionary architecture and starts an exciting new product cycle.

SECOND, PARALLEL COMPUTING.
New applications that simulate and analyze the world around us require processing power that is hundreds of times greater than that of CPUs. GPUs will be used for general purpose parallel computing and included in the millions of servers built each year.

THIRD, MOBILE COMPUTING.
We are at the beginning of the next computing revolution, in which mobile devices become our most personal computers. Expect to see Tegra processors in tablets, phones, and cars in the near future.

PCs


500
400
300
200
100
2008
2009
2010
2011
2012
Source: Gartner

SMARTPHONES


500
400
300
200
100
2008
2009
2010
2011
2012
Source: Gartner

WORKSTATIONS


4.5
4.0
3.5
3.0
2.5
2008
2009
2010
2011
2012
Source: Jon Peddie Research

MOBILE & AUTO


80
60
40
20
0
2008
2009
2010
2011
2012
Source: Strategy Analytics
and ABI Research

UNITS IN MILLIONS

GROWTH OPPORTUNITIES AHEAD




MCKINLEY




NVIDIA



THE LARGER COMMUNITY



Some companies cut back community and charitable giving during the recession. But this is precisely when the less fortunate most need our help.

Last year, more than half of our 5,700 global employees participated in a charitable activity near their office. We continued our tradition of Project Inspire, where employees forego office holiday parties and use the funds to hold an event to benefit the community.

In Santa Clara, we welcomed 1,000 employees and community members to transform a local elementary school and community center. We installed computers in every classroom and worked side by side with local residents to improve their neighborhood by painting and landscaping.

In China and Taiwan, our employees continue to work closely with low-income schools to provide tutoring in English and computer skills. And in India, NVIDIA employees have adopted schools for the visually impaired, teaching students how to use computers and providing other opportunities for this often neglected segment.

It gives me great pride to see NVIDIA employees around the world open their hearts to others, and to know that their care for others is equaled by their passion to create technologies that change the world.



Jen-Hsun Huang
NVIDIA Corporation
April 2010





NVIDIA CORPORATION
Headquarters
2701 San Tomas Expressway
Santa Clara, California 95050

Meeting Location
2800 Scott Boulevard
Santa Clara, California 95050
Online Location
www.virtualshareholdermeeting.com/NVIDIA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 19, 2010

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NVIDIA Corporation which will take place on Wednesday, May 19, 2010, at 9:00 a.m. pacific daylight time, for the following purposes:

1. To elect three directors nominated by the Board of Directors to hold office until our 2013 Annual Meeting of Stockholders described in the attached proxy statement.
2. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 30, 2011.
3. To conduct any other business properly brought before the Annual Meeting.

You can attend our 2010 Annual Meeting in person by going to Building E of our headquarters located at 2800 Scott Boulevard, Santa Clara, California 95050. Please see the map at the end of the attached proxy statement for directions to Building E of our headquarters. In the alternative, you can attend the Annual Meeting online and vote your shares and submit your questions electronically during the meeting by visiting *www.virtualshareholdermeeting.com/NVIDIA*.

The items of business are more fully described in the attached proxy statement. Only stockholders who owned our stock at the close of business on March 22, 2010 may vote at the 2010 Annual Meeting or any adjournments, continuations or postponements of the meeting.

We are pleased to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. On or about April 6, 2010, we mailed to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy materials, including our proxy statement and annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet. Your vote is important. Whether or not you plan to attend the 2010 Annual Meeting, **PLEASE VOTE YOUR SHARES**.

We look forward to seeing you at the 2010 Annual Meeting.

By Order of the Board of Directors

David M. Shannon
Secretary

Santa Clara, California
April 6, 2010

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 19, 2010.
This Notice, Proxy Statement, our Annual Report on Form 10-K and our Stockholder Letter can be accessed electronically at *www.nvidia.com/proxy*

Table of Contents


Proxy

NVIDIA CORPORATION
2701 San Tomas Expressway
Santa Clara, California 95050

Proxy Statement
For the 2010 Annual Meeting of Stockholders
May 19, 2010

QUESTIONS AND ANSWERS

Why am I receiving these materials?

Your proxy is being solicited on behalf of the Board of Directors, or the Board, of NVIDIA Corporation, a Delaware corporation. Your proxy is for use at our 2010 Annual Meeting of Stockholders, or the 2010 Annual Meeting, to be held on Wednesday, May 19, 2010, at 9:00 a.m. pacific daylight time. This proxy statement contains important information regarding the 2010 Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

How can I attend the 2010 Annual Meeting?

You can attend our 2010 Annual Meeting in person or you can attend and participate via the Internet.

Attending In Person. Our 2010 Annual Meeting will take place in Building E of our headquarters located at 2800 Scott Boulevard, Santa Clara, California 95050. Our principal executive offices are located at 2701 San Tomas Expressway, Santa Clara, California 95050, and our telephone number is (408) 486-2000. Please see the map at the end of this proxy statement for directions to the 2010 Annual Meeting.

Attending and Participating Online. We are very pleased to allow our stockholders the opportunity to attend our 2010 Annual Meeting via the Internet this year at *www.virtualshareholdermeeting.com/NVIDIA*. Stockholders may vote and submit questions while attending the meeting on the Internet. You will need the 12-digit control number included on your Notice or proxy card (if you received a printed copy of the proxy materials) to enter the meeting via the Internet. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/NVIDIA*.

Non-stockholders can also listen to the Annual Meeting live at *www.virtualshareholdermeeting.com/NVIDIA*. An archived copy of the webcast will be available at *www.nvidia.com/proxy* through June 4, 2010.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

We are pleased to take advantage of the U.S. Securities and Exchange Commission, or SEC, rule that allows companies to furnish their proxy materials over the Internet. On or about April 6, 2010, we sent stockholders who own our common stock at the close of business on March 22, 2010 (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy materials, including our proxy statement and our fiscal year 2010 annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet or by telephone. In addition, the Notice contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our fiscal year 2010 annual report and a form of proxy card or voting instruction card. The Notice also provides instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election. We believe that this process allows us to provide our stockholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials.

Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the Internet availability of proxy materials?

We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet.

If you make this election, you will receive an email message shortly after the proxy statement is released containing the Internet link to access our Notice, proxy statement and annual report. The email also will include instructions for voting on the Internet.

In order to receive these materials electronically, you must follow the applicable procedure below:

Stockholders of Record. If you are a stockholder of record, you can choose to receive our future proxy materials electronically by following the instructions to vote on the Internet at *www.proxyvote.com* and when prompted, indicate that you agree to access stockholder communications electronically in future years.

Street Name Holders. If your shares are held in street name, you can choose to receive our future proxy materials electronically by visiting *www.icsdelivery.com/nvda.*

Your choice to receive proxy materials electronically will remain in effect until you contact our Investor Relations Department and tell us otherwise. You may visit the Investor Relations section of our website at *www.nvidia.com*, send an electronic mail message to *irelectronicdelivery@nvidia.com* or contact our Investor Relations Department by mail at 2701 San Tomas Expressway, Santa Clara, California 95050.

The SEC has enacted rules that permit us to make available to stockholders electronic versions of the proxy materials even if the stockholder has not previously elected to receive the materials in this manner. We have chosen this option in connection with the 2010 Annual Meeting, and if you have not previously requested to receive electronic or paper delivery, you should have received by mail, a Notice instructing you how to access the materials on the Internet and how to vote your shares.

Who can vote at the 2010 Annual Meeting?

Stockholders of record at the close of business on March 22, 2010, the record date, will be entitled to vote at the 2010 Annual Meeting. On each matter to be voted upon, stockholders have one vote for each share of NVIDIA common stock owned by such stockholder as of March 22, 2010. On the record date, there were 569,017,105 shares of common stock outstanding and entitled to vote. A list of stockholders entitled to vote at the 2010 Annual Meeting will be available at our headquarters, 2701 San Tomas Expressway, Santa Clara, California for 10 days prior to the 2010 Annual Meeting. If you would like to view the stockholder list, please call our Stock Administration Department at (408) 486-2000 to schedule an appointment.

What is the difference between a stockholder of record and a beneficial owner?

Stockholder of Record. You are a stockholder of record if at the close of business on March 22, 2010 your shares were registered directly in your name with BNY Mellon Shareowner Services, our transfer agent.

Beneficial Owner. You are a beneficial owner if your shares were held through a broker or other nominee and not in your name at the close of business on March 22, 2010. Being a beneficial owner means that, like most of our stockholders, your shares are held in street name and your broker sends the Notice or the proxy materials to you. As a beneficial owner, your broker or other nominee is the stockholder of record of your shares. You have the right to direct your broker on how to vote the shares in your account. However, because you are not the stockholder of record, if you would like to vote your shares in person or online at the 2010 Annual Meeting you must obtain a legally valid proxy from your broker prior to the 2010 Annual Meeting. Because of a change in New York Stock Exchange, or NYSE, rules, your broker will not be able to vote your shares on the election of directors unless they receive specific instructions from you. **Therefore, you MUST give your broker instructions in order for your vote to be counted on the proposal to elect directors. We strongly encourage you to vote.**

What am I voting on?

- There are two matters scheduled for a vote:
  1. To elect three directors nominated by the Board of Directors to hold office until our 2013 Annual Meeting of Stockholders; and
  2. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 30, 2011.
- In addition, you are entitled to vote on any other matters that are properly brought before the 2010 Annual Meeting.

How do I vote?

You may either vote **FOR** any nominee to the Board, you may **WITHHOLD** your vote for any nominee or you may **ABSTAIN** from voting for any nominee. For each other matter to be voted on, you may vote **FOR** or **AGAINST** or **ABSTAIN** from voting.

Stockholder of Record. If you are a stockholder of record, there are four ways for you to vote your shares.

In Person. You may vote in person by coming to the 2010 Annual Meeting. Even if you plan to attend the 2010 Annual Meeting, we urge you to vote by proxy prior to the 2010 Annual Meeting to ensure your vote is counted.

By Proxy. If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

By Telephone or Internet. You may submit your proxy by following the instructions provided in the Notice to vote over the Internet. If you received a printed version of the proxy materials by mail, you may submit your proxy by following the instructions provided with your proxy materials and on your proxy card to vote over the Internet or by telephone.

Beneficial Owner. If you are a beneficial owner, you should have received a Notice or voting instructions from your broker. You should follow the instructions in the Notice or voting instructions in order to instruct your broker on how to vote your shares. The broker holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your Notice or voting instructions do not include telephone or Internet instructions, please complete and return your Notice or voting instructions promptly by mail. To vote in person or online at the 2010 Annual Meeting, you must obtain a valid proxy from your broker.

What is a broker non-vote?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals and, for the first time this year, under a new amendment to the NYSE rules, elections of directors, even if not contested.

How are votes counted?

Votes will be counted by the inspector of election appointed for the 2010 Annual Meeting, who will separately count **FOR** votes, **AGAINST** votes, abstentions and broker non-votes. With regard to Proposal 1, the election of three members to our Board named in this proxy statement, you may withhold your vote for a particular nominee. The number of **WITHHOLD** votes will also be counted by the inspector of election. You may also choose to abstain. Shares not present at the meeting, shares voting **ABSTAIN** and broker non-votes will have no effect on the election of directors.

If you are a stockholder of record and you returned a signed and dated proxy card without marking any voting selections, your shares will be voted **FOR** proposal numbers one and two. If any other matter is properly presented at the 2010 Annual Meeting, either Jen-Hsun Huang or David M. Shannon as your proxy will vote your shares using his best judgment.

May I change my vote after submitting my proxy?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the 2010 Annual Meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, Attention: General Counsel/Secretary;
- you may attend the 2010 Annual Meeting and vote in person; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

What is the quorum requirement?

We need a quorum of stockholders to hold our 2010 Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on March 22, 2010 are represented at the 2010 Annual Meeting either in person or by proxy. On the record date, there were 569,017,105 shares of common stock outstanding and entitled to vote, meaning that 284,508,553 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the 2010 Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present at the 2010 Annual Meeting may adjourn the 2010 Annual Meeting to another date.

How many votes are needed to elect directors (Proposal 1)?

We have adopted Bylaw provisions providing for a majority vote standard in non-contested elections. As the number of nominees properly nominated for the 2010 Annual Meeting is the same as the number of directors to be elected, the 2010 Annual Meeting is a non-contested election. Pursuant to our Bylaws, if the number of votes **WITHHELD** with respect to a nominee exceeds the number of votes **FOR**, then the nominee is required to submit his resignation for consideration by our Board and our Nominating and Corporate Governance Committee.

How many votes are needed to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal 2)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How can I find out the results of the voting at the 2010 Annual Meeting?

Preliminary voting results will be announced at the 2010 Annual Meeting. Final voting results will be published in a current report on Form 8-K, which will be filed with the SEC by May 25, 2010.

Who is paying for this proxy solicitation?

We will pay the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone, by mail, by Internet or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice or full set of proxy materials in the mail?

If you received more than one Notice or full set of proxy materials then your shares are either registered in more than one name or are held in different accounts. Please complete, sign and return each Notice or proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one Notice or proxy card for each account or name, please contact your broker.

What does it mean if multiple members of my household are stockholders but we only received one Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for Notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one Notice or full set of proxy materials to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the requirements for delivering Notices or proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment.

If you currently receive multiple copies of the Notice or proxy materials at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent. If any stockholder residing at such an address wishes to receive a separate set of documents, they may telephone our Stock Administration Department at (408) 486-2000 or write to our Stock Administration Department at 2701 San Tomas Expressway, Santa Clara, California 95050.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 7, 2010 to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, Attention: General Counsel/Secretary and must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the 2011 Annual Meeting, you must do so in writing following the above instructions not later than the close of business on December 7, 2010, and not earlier than the close of business on November 7, 2010. We also advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations, including the different notice submission date requirements in the event that we do not hold our 2011 Annual Meeting between April 19, 2011 and June 18, 2011.

Can I view these proxy materials on the NVIDIA website?

Yes. This proxy statement is posted on our Investor Relations website at *www.nvidia.com*. You also can use this website to view our other filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 31, 2010. The contents of our website are not a part of this proxy statement.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board is divided into three classes serving staggered three year terms. At the 2010 Annual Meeting, our stockholders will elect three directors to serve until our 2013 annual meeting of stockholders. Messrs. Gaither, Huang and Seawell are currently directors and were previously elected by our stockholders. Our Nominating and Corporate Governance Committee reviewed the qualifications of each of the nominees for election and unanimously recommended that each nominee be submitted for election to the Board. Our Board approved the recommendation at its meeting held on March 16, 2010. If elected at the 2010 Annual Meeting, each of the nominees will serve until the 2013 annual meeting of stockholders and until his successor is elected or appointed.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced. In accordance with our Bylaws, directors are elected if they receive more **FOR** votes than **WITHHOLD** votes.

The Nominating and Corporate Governance Committee is responsible for reviewing, assessing and recommending members to the Board for approval. The Nominating and Corporate Governance Committee has not established specific minimum age, education, experience or skill requirements for potential members. In general, the Nominating and Corporate Governance Committee considers numerous diverse factors, such as the nominee's: independence; personal and professional judgment and integrity; high-level management experience necessary to oversee and direct our business; professional and industry knowledge; collegiality; financial expertise; desirability as a member of any committees of the Board; willingness and ability to devote substantial time and effort to Board responsibilities; experience and the interplay with the experience of other Board members; and ability to represent the interests of the stockholders as a whole rather than special interest groups or constituencies. In the case of an incumbent director whose term of office is set to expire, the Nominating and Corporate Governance Committee also reviews this director's overall service to NVIDIA during his or her term, including the number of meetings attended, level of participation and quality of performance. The Nominating and Corporate Governance Committee values diversity as a factor in selecting nominees to serve on the Board. Although the Nominating and Corporate Governance Committee does not have a specific policy on diversity, the committee considers the criteria noted above in selecting nominees for directors, including members from diverse backgrounds who combine a broad spectrum of experience and expertise.

The priorities and emphasis of the Nominating and Corporate Governance Committee and of the Board with regard to the above factors change from time to time to take into account changes in our business and other trends, as well as the portfolio of skills and experience of current and prospective Board members. The Nominating and Corporate Governance Committee and the Board periodically review and assess the continued relevance of and emphasis on these factors to determine if they are effective in helping to satisfy the Board's goal of creating and sustaining a Board that can appropriately support and oversee our business.

Listed below are key skills and experience that the Nominating and Corporate Governance Committee and Board consider important for our directors to have in light of our current business and structure. The directors' biographies note each director's relevant experience, qualifications, and skills relative to this list as of the date of this proxy statement.

- *Senior Management and Operating Experience.* Directors who have served in senior leadership positions are important to us, as they bring insight to constructively review and assess our operating plan and business strategy.

- *Industry and Technical Expertise.* Because we are a technology, hardware and software provider, education or experience in relevant technology is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop and the markets in which we compete.
- *Financial Expertise.* Knowledge of accounting and financial reporting processes is important because it assists our directors in understanding, advising and overseeing our financial reporting and internal controls.
- *Public Company Board Experience.* Directors who have served on boards of directors of other public companies have corporate governance experience, a deep understanding of the role and responsibilities of the Board and insight into matters being handled by our Board.
- *Legal Expertise.* Directors who have legal education and experience can assist the Board in fulfilling its responsibilities related to the oversight of our legal and regulatory compliance.
- *Understanding of Our People and Products.* Directors who have an understanding of our people and products are important to us.

Nominees for Election for a Three-Year Term Expiring at our 2013 Annual Meeting

James C. Gaither has been a managing director of Sutter Hill Ventures, a venture capital investment firm, since July 2000. He is a retired partner of the law firm of Cooley Godward Kronish LLP and was a partner of the firm from 1971 until July 2000 and senior counsel to the firm from July 2000 to 2003. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States Supreme Court, special assistant to the Assistant Attorney General in the United States Department of Justice and staff assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University, former vice chairman of the board of directors of The William and Flora Hewlett Foundation and immediate past chairman of the Board of Trustees of The Carnegie Endowment for International Peace. Mr. Gaither holds a B.A. in Economics from Princeton University and a J.D. degree from Stanford University Law School.

Mr. Gaither's broad experience ranges from venture capital investments in early-stage technology companies to extensive and varied experience in legal affairs. Through his role as a venture capitalist, Mr. Gaither brings to the Board business acumen and expertise in corporate strategy development. As a result of his experience as a partner in a large law firm, Mr. Gaither brings to the Board varied experience in legal affairs and corporate governance experience as well as an understanding of the role and responsibilities of a board of directors. Mr. Gaither also has a deep understanding of our people, products, operations and strategic direction which he acquired over 12 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served since that time as our president and chief executive officer. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as director of coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1984 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

Mr. Huang is one of the semiconductor industry's most respected executives, having led NVIDIA from a start-up to the world's leader in visual and parallel computing. Under his guidance, we have shown consistent innovation and sharp execution, marked by products that have gained strong market share, even as many competitors have left the marketplace. Mr. Huang has a deep understanding of our products, people, operations and strategic direction which he acquired over the 17 year period since co-founding NVIDIA in 1993. The Board believes that these leadership skills and this successful track record position him to serve NVIDIA well.

A. Brooke Seawell has been a venture partner with New Enterprise Associates, a venture capital investment firm, since January 2005. From February 2000 to December 2004, Mr. Seawell was a partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was executive vice president of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was senior vice president and chief financial officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell serves on the board of directors of Informatica Corporation, a data integration software company, Glu Mobile, Inc., a publisher of mobile games, and several privately-held companies. Mr. Seawell also serves on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

Mr. Seawell brings to the Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He acquired this knowledge in the course of serving as the chief financial officer of a global technology company, working as a venture capitalist, and serving as a member of the audit committees of boards of directors of two other public companies. Mr. Seawell also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 13 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THE ELECTION TO THE BOARD OF EACH NAMED NOMINEE.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The following is information for each of the members of our Board as of the date of this proxy statement.

Name	Position with NVIDIA	Age	Director Since	Expiration of Term
James C. Gaither	Director	72	December 1998	2010
Jen-Hsun Huang	Chief Executive Officer, President and Director	47	April 1993	2010
A. Brooke Seawell	Director	62	December 1997	2010
Harvey C. Jones	Director	57	November 1993	2011
William J. Miller	Lead Director	64	November 1994	2011
Tench Coxe	Director	52	June 1993	2012
Mark L. Perry	Director	54	May 2005	2012
Mark A. Stevens	Director	50	September 2008*	2012

* Mr. Stevens previously served as a member of our Board from June 1993 until June 2006.

The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each director that led the Nominating and Corporate Governance Committee to believe that that director should continue to serve on the Board. However, each of the members of the Nominating and Corporate Governance Committee may have a variety of reasons why he believes a particular person would be an appropriate nominee for the Board, and these views may differ from the views of other members.

Directors Continuing in Office until our 2011 Annual Meeting

Harvey C. Jones is the chairman of the board of directors of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., an electronic design automation software company, where he served as chief executive officer through January 1994 and as executive chairman of the board of directors until February 1998. Prior to Synopsys, Mr. Jones served as president and chief executive officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones served on the board of directors of Wind River Systems, Inc., an embedded software and services provider, from 2004 to 2009. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

Through his experiences as chairman and chief executive officer of a large global technology company and as co-founder of two technology companies, Mr. Jones brings to the Board an in-depth knowledge of the technology industry, significant operating experience, expertise in corporate strategy development, financial expertise, business acumen and insight into current and emerging business trends. Mr. Jones also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 17 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

William J. Miller has served as an independent board member for several companies and has been an occasional consultant to several technology companies since October 1999. From April 1996 through October 1999, Mr. Miller was chief executive officer and chairman of the board of directors of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as president of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as chief executive officer of Quantum Corporation, a mass storage company. He was a member of the board of directors of Quantum, and Chairman thereof, from May 1992 and September 1993, respectively, to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as executive vice president and president, information services. Mr. Miller serves on the board of directors of Waters Corporation, a scientific instrument manufacturing company, Digimarc Corporation, a developer and supplier of secure identification products and digital watermarking technology, and Glu Mobile, Inc., a publisher of mobile games. Mr. Miller served on the board of directors of Overland Storage, Inc. from 2006 to 2009 and Viewsonic Corporation from 2004 to 2008. Mr. Miller holds B.A. and J.D. degrees from the University of Minnesota.

Through his experiences as chief executive officer of two publicly-traded technology companies and as a business consultant to technology companies, Mr. Miller brings to the Board an in-depth knowledge of the technology industry, significant operating experience, expertise in corporate strategy development, financial expertise, business acumen and insight into current and emerging business trends. Additionally, Mr. Miller's service on boards of directors of other public companies and his varied experience in legal affairs provides him with considerable corporate governance experience, an understanding of the role and responsibilities of a public company board of directors and insight into matters being handled by our Board. Mr. Miller also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 16 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Directors Continuing in Office until our 2012 Annual Meeting

Tench Coxe is a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was director of marketing and MIS at Digital Communication Associates. Mr. Coxe also serves on the board of directors of eLoyalty Corporation, a customer loyalty software firm, and several privately-held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

Mr. Coxe has 23 years of experience as an early-stage venture capital investor, principally in the technology industry. He has been a primary investor in and served on the board of directors of several companies. This experience has provided Mr. Coxe with a deep understanding of the technology industry and the drivers of structural change and high-growth opportunities in technology. He has also gained significant financial expertise and experience formulating corporate strategy. Mr. Coxe's service on boards of directors of other public companies provides him with considerable experience about the best practices of effective boards. Mr. Coxe also has a deep understanding of our people and products, which he acquired over 17 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Mark L. Perry currently serves as the president and chief executive officer and a member of the board of directors of Aerovance Inc., a biopharmaceutical company. Prior to joining Aerovance in February 2007, Mr. Perry served as the senior business advisor for Gilead Sciences, Inc., a biopharmaceutical company. Mr. Perry was an executive officer of Gilead from July 1994 to April 2004, serving in a variety of capacities, including general counsel, chief financial officer and most recently, executive vice president of operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From September 1981 to June 1994, Mr. Perry was with the law firm Cooley Godward Kronish LLP in San Francisco and Palo Alto, California, serving as a partner of the firm from 1987 until 1994. From 2003 to 2009, Mr. Perry served as a member of the board of directors of Nuvelo, Inc. Mr. Perry holds a B.A. degree in History from the University of California, Berkeley and a J.D. degree from the University of California, Davis.

Through his experience as chief financial officer of a large biotechnology company, Mr. Perry brings to the Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, and a deep understanding of accounting principles and financial reporting rules and regulations. Mr. Perry has also gained significant operating experience, expertise in corporate strategy development and business acumen from serving as the chief executive officer and executive vice president of operations at different companies. As a result of his experience as a partner in a large law firm and as general counsel of a large biopharmaceutical company, Mr. Perry brings to the Board varied experience in legal affairs and corporate governance experience as well as a deep understanding of the role and responsibilities of a board of directors. In addition, Mr. Perry's service on boards of directors of other public companies has provided him with considerable experience about the best practices of effective boards. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Mark A. Stevens has been a managing member of Sequoia Capital, a venture capital investment firm, since March 1993. Prior to that time, beginning in July 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel Corporation and was a member of the technical staff at Hughes Aircraft Company. Mr. Stevens currently serves on the boards of several privately-held companies. He also serves as a Trustee of the University of Southern California and is a part-time lecturer at the Stanford University Graduate School of Business. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.

Mr. Stevens has 21 years of experience as an early-stage venture capital investor, principally in the technology industry. He has been a primary investor in and has served on the board of directors of several companies. This experience has provided a deep understanding of the technology industry, and the drivers of structural change and high-growth opportunities in technology. He has also gained significant experience overseeing corporate strategy and assessing operating plans. Mr. Stevens also has a deep understanding of our people, products, operations and strategic direction, which he acquired by serving on our Board from 1993-2006 and from 2008 to the date of the filing of this proxy statement. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Independence of the Members of the Board of Directors

Our corporate governance policies, as supplemented to date, or the Corporate Governance Policies, require our Board to affirmatively determine that at least 75% of our directors do not have a relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and meet any other qualification requirements required by the SEC and The NASDAQ Stock Market LLC, or NASDAQ. This 75% threshold is higher than the majority threshold required by NASDAQ's rules and regulations. In addition, to be deemed "independent" in any calendar year, directors of NVIDIA must comply with NASDAQ Rules regarding the independence of directors with the following heightened standards: (i) with respect to NASDAQ Rule 5605(a)(2)(B), the dollar threshold is lowered from $120,000 to $100,000; and (ii) with respect to NASDAQ Rule 5605(a)(2)(D), the percentage and dollar threshold is reduced to either 2% of the recipients' consolidated gross revenues for that year, or $60,000, whichever is greater.

After considering all relevant relationships and transactions, the Board determined all members of the Board are "independent" as defined by NASDAQ's rules and regulations, except for Jen-Hsun Huang, our president and chief executive officer. Thus, as of the date of the mailing of this proxy statement, 87.5% of the members of our Board are independent. The Board also determined that all members of our Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards.

Proxy

Board Leadership Structure

Our Bylaws and Corporate Governance Policies permit the roles of chairman of the board and chief executive officer to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be combined or separated based upon our needs and the Board's assessment of its leadership from time to time. The Board believes that our stockholders are best served at this time by not having a chairman of the board and by having a lead independent director, or Lead Director.

In the absence of a chairman of the board, our Corporate Governance Policies provide that our chief executive officer has primary responsibility for preparing the agendas for Board meetings. Our chief executive officer also presides over the portion of the meetings of the Board where he is present.

Given that we do not have a chairman of the board, the Board believes that a Lead Director is an integral part of our Board structure and a critical aspect of effective corporate governance. The independent directors consider the role and designation of the Lead Director on an annual basis. Mr. Miller has been our Lead Director since May 2009. Mr. Miller brings considerable skills and experience, as described in *Proposal 1- Election of Directors* above, to the role. In addition, Mr. Miller is Chair of our Nominating and Corporate Governance Committee, which affords him increased engagement with Board governance and composition. Our Lead Director has significant responsibilities, which are set forth in our Corporate Governance Policies, and include, in part:

- determining an appropriate schedule of Board meetings, seeking to ensure that the independent members of the Board can perform their duties responsibly while not interfering with the flow of our operations;
- working independently or with our chief executive officer, seeking input from all directors, as well as the chief executive officer and other relevant management, as to the preparation of the agendas for Board and committee meetings;
- advising the Board on a regular basis as to the quality, quantity and timeliness of the flow of information requested by the Board from our management with the goal of providing what is necessary for the independent members of the Board to effectively and responsibly perform their duties, and, although our management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material; and
- coordinating, developing the agenda for, and moderating executive sessions of the independent members of the Board, and acting as principal liaison between the independent members of the Board and the chief executive officer on sensitive issues.

As discussed above, a substantial portion of our Board is comprised of independent directors. The active involvement of the independent directors, combined with the qualifications and significant responsibilities of our Lead Director, provide balance on the Board and promote strong, independent oversight of our management and affairs.

Role of the Board in Risk Oversight

One of the Board's key functions is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function. Our Nominating and Corporate Governance Committee monitors the effectiveness of our anonymous tip process and corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives reports on risk facing NVIDIA from our chief executive officer or the appropriate "risk owner" within NVIDIA to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairman of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. However, it is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Audit Committee Financial Experts

The Board has determined that each of Messrs. Seawell and Perry satisfy the criteria adopted by the SEC to serve as an "audit committee financial expert" within the meaning of the SEC rules.

Corporate Governance Policies of the Board of Directors

The Board has documented our governance practices by adopting Corporate Governance Policies to ensure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Policies set forth the practices the Board follows with respect to board composition and selection, regular evaluations of the Board and its committees, board meetings and involvement of senior management, chief executive officer performance evaluation, and board committees and compensation. Our Corporate Governance Policies may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

Executive Sessions of the Board

As required under NASDAQ's listing standards, our independent directors have in the past and will continue to meet regularly in scheduled executive sessions at which only independent directors are present. In fiscal year 2010, our independent directors met in executive session at three of the four regularly scheduled Board meetings.

In addition, independent directors have in the past and will continue to meet regularly in scheduled executive session with our chief executive officer. In fiscal year 2010, our independent directors met in executive session with our chief executive officer at three of the four regularly scheduled Board meetings.

Director Attendance at Annual Meeting

We do not have a formal policy regarding attendance by members of the Board at our annual meetings. We generally schedule a Board meeting in conjunction with our annual meetings and expect that all of our directors will attend each annual meeting, absent a valid reason. All our Board members, except Mr. Seawell, attended our 2009 Annual Meeting.

Board Self-Assessments

The Nominating and Corporate Governance Committee oversees an annual evaluation process, whereby each director evaluates the Board as a whole and each member of the standing committees of the Board evaluates the committees on which he or she serves. After these evaluations are complete, the results are discussed by the Board and each committee and with each individual director, as applicable, and, if necessary, action plans are developed.

Director Education

The Board believes that director education is integral to Board and committee performance and effectiveness. Directors are expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform their responsibilities as directors. In fiscal year 2010, we engaged the Stanford Directors' College, which is affiliated with the Stanford University Law School, to create an individualized continuing education program for our Board members. Each of directors completed this eight hour continuing education program in fiscal year 2010, except Mr. Seawell who attended six of the eight hours. However, Mr. Seawell had previously attended the Stanford Directors' College in 2008.

Director Stock Ownership Guidelines

The Board believes that directors should hold a significant equity interest in NVIDIA. Our Corporate Governance Policies require each director to hold at least 25,000 shares of our common stock during the period in which he or she serves as a director, unless our Nominating and Corporate Governance Committee waives the requirement. The 25,000 shares may include vested but unexercised stock options. Directors will have 18 months from the date that they become directors to reach the ownership threshold. Each of our directors currently meets the stock ownership requirement. The stock ownership guidelines are intended to further align director interests with stockholder interests.

Outside Advisors

The Board and each of its principal committees may retain outside advisors and consultants of their choosing at our expense. The Board need not obtain management's consent to retain outside advisors. In addition, the principal committees need not obtain either the Board's or management's consent to retain outside advisors.

Code of Conduct

We have a Worldwide Code of Conduct that applies to all of our executive officers, directors and employees, including our principal executive officer and principal financial and accounting officer. We also have a Financial Team Code of Conduct that applies to our executive officers, directors and members of our finance, accounting and treasury departments. Both the Worldwide Code of Conduct and the Financial Team Code of Conduct are available under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*. If we make any amendments to the Worldwide Code of Conduct or the Financial Team Code of Conduct or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Conflicts of Interest

We expect our directors, executives, and employees to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend upon the good judgment, ethical standards and personal integrity of each director, executive, and employee. In order to better protect us and our stockholders, we regularly review our Code of Conduct and related policies to ensure that they provide clear guidance to our directors, executives, and employees.

Corporate Hotline

We have established a corporate hotline (operated by a third party) to allow any employee to confidentially and anonymously lodge a complaint about any accounting, internal control, auditing or other matters of concern (unless prohibited by local privacy laws for employees located in the European Union).

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending written communications addressed to David M. Shannon, our secretary, at NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050. All stockholder communications we receive that are addressed to the Board will be compiled by our secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation or Nominating and Corporate Governance Committee.

Nomination of Directors

The Nominating and Corporate Governance Committee identifies, reviews and evaluates candidates to serve as directors and recommends candidates for election to the Board. The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board. For an explanation of the factors the Nominating and Corporate Governance Committee considers when evaluating candidates and the Board as a whole, please see *Proposal 1- Election of Directors* above.

The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. Matters put forth by our stockholders will be reviewed by the Nominating and Corporate Governance Committee, which will determine whether these matters should be presented to the Board. The Nominating and Corporate Governance Committee will give serious consideration to all such matters and will make its determination in accordance with its charter and applicable laws. Stockholders seeking to recommend a prospective nominee should follow the instructions under the heading *Stockholder Communications with the Board of Directors*. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Stockholders are advised to review our Bylaws, which contain the requirements for director nominations. The Nominating and Corporate Governance Committee did not receive any stockholder nominations during fiscal year 2010.

Majority Vote Standard

As a part of our continuing process of enhancing our corporate governance procedures and to provide our stockholders with a more meaningful role in the outcome of the election of directors, in March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. Our Bylaws now provide that in a non-contested election if the votes cast **FOR** an incumbent director do not exceed the number of votes **WITHHELD**, such incumbent director shall promptly tender his resignation to the Board. The Nominating and Corporate Governance Committee will review the circumstances surrounding the **WITHHELD** vote and promptly make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. In making its decision, the Board will evaluate the best interests of NVIDIA and our stockholders and will consider all factors and relevant information. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the stockholder vote. The director who tenders his resignation will not participate in the Board's or the Nominating and Corporate Governance Committee's decisions. In a contested election, which is an election in which the number of nominees exceeds the number of directors to be elected, our directors will be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors at that meeting.

Board Meeting Information

The Board met six times during fiscal year 2010. In addition, during fiscal year 2010, the Board held a two-day meeting, during which the Board discussed the strategic direction of NVIDIA, explored and discussed new business opportunities and the product roadmap, and addressed possible challenges facing NVIDIA. We expect each Board member to attend each meeting of the Board and the committees on which he serves. In fiscal year 2010, each Board member attended 75% or more of the meetings of the Board and of each committee on which he served.

Committees of the Board of Directors

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter, which may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

In fiscal year 2006, the Board concluded that having our directors rotate and serve on different committees provides a benefit to us and our stockholders. By rotating among committees, we believe all members are more fully informed regarding the full scope of Board and our activities. The Board believes that such rotations are a good corporate governance practice and intends to make periodic rotations in the future. On February 5, 2009, the Nominating and Corporate Governance Committee examined the composition and chairmanship of the Board's committees and recommended certain rotations to the full Board for fiscal year 2010, as described below.

Committees and Current Membership	Number of Meetings Held During Fiscal Year 2010 and Committee Functions
Audit *Fiscal Year 2010* Mark L. Perry* A. Brooke Seawell Tench Coxe James C. Gaither**	**Meetings: 8** **Written Consents: 1** • oversees our corporate accounting and financial reporting process; • oversees our internal audit function; • evaluates the performance of and assesses the qualifications of our independent registered public accounting firm; • determines and approves the engagement of the independent registered public accounting firm; • determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; • reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; • confers with management and our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; • discusses with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statements; • reviews the financial statements to be included in our annual report; • reviews earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and rating agencies on our quarterly earnings calls; • prepares the report required to be included by the SEC rules in our annual proxy statement or Annual Report on Form 10-K; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Committees and Current Membership	Number of Meetings Held During Fiscal Year 2010 and Committee Functions
Compensation *Fiscal Year 2010* Mark A. Stevens* William J. Miller Harvey C. Jones James C. Gaither***	**Meetings: 8** **Written Consent: 2** • reviews and approves our overall compensation strategy and policies; • reviews and recommends to the Board the compensation of our Board members; • reviews and approves the compensation and other terms of employment of our chief executive officer and other executive officers; • reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; • reviews and approves written performance goals for our chief executive officer relevant to the compensation of our chief executive officer; • reviews and approves the disclosure contained in Compensation Discussion and Analysis and considers whether to recommend that it be included in the proxy statement and Annual Report on Form 10-K; • administers our stock option and purchase plans, variable compensation plans and other similar programs; and • may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one of more members of the Board.
Nominating and Corporate Governance *Fiscal Year 2010* William J. Miller* James C. Gaither Harvey C. Jones Mark A. Stevens**	**Meetings: 3** **Written Consents: 1** • identifies, reviews and evaluates candidates to serve as directors; • recommends candidates for election to our Board; • makes recommendations to the Board regarding committee membership; • assesses the performance of the Board and its committees; • reviews and assesses our corporate governance principles and practices; • approves related party transactions; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding violations of our code of conduct.

* Committee Chairperson

** Joined the committee effective immediately following our 2009 Annual Meeting in connection with our periodic committee member rotation.

*** Ceased serving on the committee effective immediately following our 2009 Annual Meeting in connection with our periodic committee member rotation.

In addition to our three standing committees, in August 2007 the Board formed a Special Litigation Committee to investigate, evaluate, and make a determination as to how we should proceed with respect to the claims and allegations asserted in certain derivative actions cases brought on behalf of NVIDIA against certain of our current and former executive officers and directors. The derivative actions asserted claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. Mr. Perry served on the Special Litigation Committee during fiscal year 2010. Effective upon the settlement of the derivative actions in April 2009, the responsibilities of the Special Litigation Committee concluded.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For fiscal year 2010, the Compensation Committee consisted of Messrs. Gaither, Jones, Miller and Stevens. In connection with the periodic rotation of our committee members as explained above, Mr. Gaither ceased serving as a member of the Compensation Committee effective immediately after our 2009 Annual Meeting in May 2009. No member of the Compensation Committee is an officer or employee of NVIDIA, and none of our executive officers serve as a director or member of a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. Each of our current directors has purchased and holds shares of our common stock.

DIRECTOR COMPENSATION

Our non-employee directors receive options to purchase shares of our common stock for their services as members of our Board. Non-employee directors do not receive cash compensation for their services as members of our Board, but may be reimbursed for expenses incurred in attending Board and committee meetings and continuing educational programs as set forth in our Corporate Governance Policies. Directors who are also employees do not receive any fees or equity compensation for service on the Board. Mr. Huang is our only employee director.

Historically, options to purchase shares of our common stock have been automatically granted to our non-employee directors under our 1998 Non-Employee Directors' Stock Option Plan as incorporated into our 1998 Equity Incentive Plan, which we refer to as the 1998 Plan. Beginning in June 2007, we started granting annual stock option grants on the first trading day after an annual meeting to our non-employee directors from our 2007 Equity Incentive Plan, which we refer to as the 2007 Plan.

In March 2009, the Compensation Committee undertook its annual review of the type and form of compensation paid to our non-employee directors in connection with their service on our Board and its committees. The Compensation Committee consulted with our human resources department and Hewitt Associates LLC, or Hewitt, and reviewed peer company data from our executive Peer Companies (as defined in the section titled "*Compensation Discussion and Analysis*" beginning on page 28). Based on this review, the Compensation Committee recommended, and the Board approved, the continuation of our policy of aligning directors and stockholders' interests by providing only equity compensation in the form of stock options and to target the compensation of non-employee directors at approximately the 75th percentile of the peer companies. The Compensation Committee employed the binomial option pricing model to determine grant recommendations whose fair value (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718) approximately aligned with the 75th percentile of our select peer companies' total annual compensation, both cash and equity, for non-employee directors.

Historically, two grants have been made to non-employee directors: one for committee service vesting over the following year, and one for board service, vesting over one year, commencing two years following the grant. In light of the fact that all non-employee directors served on a committee, it was determined that for fiscal year 2010, the annual board and committee grant should be combined into a single grant to compensate for overall service to NVIDIA. In addition, the Compensation Committee determined such combined grant should vest quarterly over the year following the 2009 Annual Meeting in order to correlate the vesting of the annual stock option to the non-employee director's service on the Board and its committees over the following year.

Therefore, as a result of the review above, a single stock option for 48,000 shares was granted to each non-employee director on the first trading day following the date of our 2009 Annual Meeting. The option vests quarterly over the year following the 2009 Annual Meeting and has a term of six years. If a non-employee director's service as a director terminates due to death, the grant will immediately vest and become exercisable.

The following table provides information regarding compensation of non-employee directors who served during fiscal year 2010:

Director Compensation for Fiscal Year 2010

Name	Option Awards($) (1)(2)	Total ($)
Tench Coxe	$213,120	$213,120
James C. Gaither	213,120	213,120
Harvey C. Jones	213,120	213,120
William J. Miller	213,120	213,120
Mark L. Perry	213,120	213,120
A. Brooke Seawell	213,120	213,120
Mark A. Stevens	213,120	213,120

(1) Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for awards granted during fiscal year 2010. On May 21, 2009, each non-employee director received a stock option to purchase 48,000 shares as compensation for his service on the Board and committees with an exercise price of $9.67 per share, which was the closing price of our common stock as reported by NASDAQ on May 21, 2009. The full grant date fair value for these awards as determined under FASB ASC Topic 718 was $4.44. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2010, filed with the SEC on March 18, 2010. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions.

(2) As of January 31, 2010, each non-employee director held stock options to purchase the following aggregate number of shares of our common stock: Mr. Coxe, options to purchase 901,000 shares; Mr. Gaither, options to purchase 511,000 shares; Mr. Jones, options to purchase 383,807 shares; Mr. Miller, options to purchase 1,126,000 shares; Mr. Perry, options to purchase 371,000 shares; Mr. Seawell, options to purchase 692,500 shares; and Mr. Stevens, options to purchase 168,000 shares.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2011

The Audit Committee has selected PricewaterhouseCoopers LLP, or PwC, to serve as our independent registered public accounting firm for our fiscal year ending January 30, 2011. Stockholder ratification of the Audit Committee's selection of PwC is not required by our Bylaws or any other governing documents or laws. As a matter of good corporate governance, we are submitting the selection of PwC to our stockholders for ratification. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in our best interests and those of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the 2010 Annual Meeting will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against the proposal. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this proposal has been approved.

We expect that a representative of PwC will attend the 2010 Annual Meeting. The PwC representative will have an opportunity to make a statement at the 2010 Annual Meeting if he or she so desires. The representative will also be available to respond to appropriate stockholder questions.

THE BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

AUDIT COMMITTEE AND INDEPENDENT AUDITOR INFORMATION

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference therein.

The Audit Committee oversees accounting, financial reporting, internal control over financial reporting, financial practices and audit activities of NVIDIA and its subsidiaries. The Audit Committee reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm for fiscal year 2010, was responsible for performing an independent audit of the consolidated financial statements and issuing a report on the consolidated financial statements and of the effectiveness of our internal control over financial reporting as of January 31, 2010. PwC's judgments as to the quality, not just the acceptability, of our accounting principles and such other matters are required to be disclosed to the Audit Committee under applicable standards. The Audit Committee oversees these processes. Also, the Audit Committee has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm. The Audit Committee approves audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

NVIDIA has an internal audit function that reports to the Audit Committee. This function is responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of our system of internal controls, the operating effectiveness of our business processes and the safeguarding of our assets. The Audit Committee approves an annual internal audit plan and monitors the activities and performance of our internal audit function throughout the year to ensure the plan objectives are carried out and met.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. The Audit Committee does not plan or conduct audits, determine that our financial statements are complete and accurate and in accordance with GAAP, or assess our internal control over financial reporting. The Audit Committee relies, without additional independent verification, on the information provided by our management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of PwC that such financial statements have been prepared in conformity with GAAP.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal year 2010 with management and our internal control over financial reporting with management and PwC. Specifically, the Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. We have received from PwC the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 31, 2010.

AUDIT COMMITTEE

Mark L. Perry, Chairman
A. Brooke Seawell
Tench Coxe
James Gaither

FEES BILLED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of fees billed by PwC for fiscal year 2010 and 2009 for audit, tax and other professional services during the fiscal year:

	Fiscal Year 2010	Fiscal Year 2009
Audit Fees(1)	$2,872,151	$3,424,469
Audit-Related Fees(2)	66,350	79,000
Tax Fees(3)	268,246	189,235
All Other Fees (4)	3,000	3,000
Total Fees	$3,209,747	$3,695,704

(1) Audit fees include fees for the audit of our consolidated financial statements, the audit of our internal control over financial reporting, reviews of our quarterly financial statements and annual report, reviews of SEC registration statements and related consents and fees related to statutory audits of some of our international entities.

(2) Audit-related fees for fiscal years 2010 and 2009 consisted of fees for an audit-related project and an acquisition, respectively.

(3) Tax fees consist of fees for tax compliance and consultation services.

(4) All other fees consist of fees for products or services other than those included above, including payment to PwC related to the use of an accounting regulatory database.

All of the services provided for fiscal years 2010 and 2009 described above were pre-approved by the Audit Committee or the Chairman of the Audit Committee through the authority granted to him by the Audit Committee, which is described below.

Our Audit Committee determined that the rendering of services other than audit services by PwC was compatible with maintaining PwC's independence.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases the full Audit

Committee provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the Audit Committee has delegated power to Mark L. Perry, the Chairman of our Audit Committee, to pre-approve additional non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the Audit Committee. Mr. Perry then communicates such pre-approval to the full Audit Committee at its next meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 22, 2010 as to shares of our common stock beneficially owned by:

- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent or more of our common stock.

Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable or restricted stock units that will vest within 60 days of March 22, 2010. Unless otherwise indicated, the address of each of the individuals listed below is c/o NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050.

Name of Beneficial Owner(1)	Shares Owned	Shares Issuable Within 60 Days	Total Shares Owned	Percent (%)
Named Executive Officers:				
Jen-Hsun Huang(2)	21,117,380	3,900,000	25,017,380	4.37%
David L. White	—	112,500	112,500	*
Ajay K. Puri	16,141	689,690	705,831	*
David M. Shannon(3)	81,093	459,732	540,825	*
Debora Shoquist	17,247	231,334	248,581	*
Marvin D. Burkett	186,821	783,982	970,803	*
Directors, not including CEO:				
Tench Coxe(4)	1,414,644	862,000	2,276,644	*
James C. Gaither(5)	159,404	472,000	631,404	*
Harvey C. Jones(6)	833,460	345,122	1,178,582	*
William J. Miller(7)	302,808	964,498	1,267,306	*
Mark L. Perry(8)	50,000	332,000	382,000	*
A. Brooke Seawell(9)	165,000	578,500	743,500	*
Mark A. Stevens(10)	1,837,866	108,000	1,945,866	*
All directors and executive officers as a group (13 persons)(11)	26,173,420	9,839,358	36,012,778	6.22%
5% Stockholders:				
FMR LLC(12)	74,759,715	—	74,759,715	13.14%
BlackRock, Inc.(13)	47,638,490	—	47,638,490	8.37%
PRIMECAP Management Company and affiliates(14)	36,140,912	—	36,140,912	6.35%

* Represents less than 1 percent of the outstanding shares of our common stock.

(1) This table is based upon information provided to us by our executive officers and directors. Information about principal stockholders is based solely on Schedules 13G filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownerships are based on 569,017,105 shares of our common stock outstanding as of March 22, 2010, adjusted as required by SEC rules.

(2) Includes (i) 19,457,465 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, or the Huang Trust; (ii) 1,237,239 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner; (iii) 57,500 shares of common stock held by the Jen-Hsun Huang 2009 Annuity Trust, of which Mr. Huang is trustee; and (iv) 57,500 shares of common stock held by the Lori Lynn Huang 2009 Annuity Trust, of which Mr. Huang's wife is trustee. By virtue of their status as co-trustees of the Huang Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 19,457,465 shares held by the Huang Trust and 1,237,239 shares held by J. and L. Huang Investments, L.P. and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

(3) Includes 66,880 shares of common stock held by the Shannon Revocable Trust, of which Mr. Shannon and his wife are co-trustees and of which Mr. Shannon exercises shared voting and investment power.

(4) Includes 171,312 shares of common stock held in a retirement trust for the benefit of Mr. Coxe over which Mr. Coxe exercises sole voting and investment power. Also includes 321,849 shares held in The Coxe Revocable Trust, or the Coxe Trust, of which Mr. Coxe and his wife are co-trustees and of which Mr. Coxe exercises shared voting and investment power. Mr. Coxe disclaims beneficial ownership in the shares held by the Coxe Trust, except to the extent of his pecuniary interest therein.

(5) Includes 159,404 shares held by The James C. Gaither Revocable Trust, of which Mr. Gaither is the trustee and of which Mr. Gaither exercises sole voting and investment power. Mr. Gaither disclaims beneficial ownership in these shares except to the extent of his pecuniary interests therein.

(6) Includes (i) 750,000 shares of common stock held in the H.C. Jones Living Trust, of which Mr. Jones is trustee and of which Mr. Jones exercises sole voting and investment power, (ii) 71,760 shares of common stock owned by ACK Family Partners, L.P. of which Mr. Jones is a general partner and of which Mr. Jones exercises shared voting and investment power, and (iii) (a) 3,900 shares of common stock owned by the Gregory C. Jones Trust, of which Mr. Jones is co-trustee and of which Mr. Jones exercises shared voting and investment power, (b) 3,900 shares of common stock owned by the Carolyn E. Jones Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power, and (c) 3,900 shares of common stock owned by the Harvey C. Jones III Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power, collectively, the Jones Children Trusts. Mr. Jones disclaims beneficial ownership of the 71,760 shares of common stock held by ACK Family Partners, L.P., except to the extent of his pecuniary interest therein. Mr. Jones disclaims beneficial ownership of the 11,700 shares of common stock held by Jones Children Trusts, except to the extent of his pecuniary interest therein.

(7) Includes 302,808 shares held by the Millbor Family Trust, of which Mr. Miller and his wife are co-trustees and of which Mr. Miller exercises shared voting and investment power.

(8) Includes 50,000 shares held by The Perry & Pena Family Trust, of which Mr. Perry and his wife are co-trustees and of which Mr. Perry exercises shared voting and investment power.

(9) Includes 165,000 shares held by the Rosemary & A. Brooke Seawell Revocable Trust U/A dated 1/20/2009, of which Mr. Seawell and his wife are co-trustees and of which Mr. Seawell exercises shared voting and investment power.

(10) Includes 1,837,866 shares held by the 3rd Millennium Trust, of which Mr. Stevens and his wife are co-trustees and of which Mr. Stevens exercises shared voting and investment power.

(11) Includes shares described in footnotes two through ten above.

(12) This information is based solely on a Schedule 13G/A, dated February 12, 2010, filed with the SEC on February 16, 2010 by FMR LLC, or FMR, reporting its beneficial ownership as of December 31, 2009. The Schedule 13G/A reports that FMR has sole voting power with respect to 3,438,786 shares and sole dispositive power with respect to 74,759,715 shares. FMR is located at 82 Devonshire Street, Boston, Massachusetts 02109.

(13) This information is based solely on a Schedule 13G, dated January 20, 2010, filed with the SEC on January 29, 2010 by BlackRock, Inc., or BlackRock, reporting its beneficial ownership as of December 31, 2009. The Schedule 13G reports that BlackRock has sole voting power with respect to 47,638,490 shares and sole dispositive power with respect to 47,638,490 shares. BlackRock is located at 40 East 52nd Street, New York, NY 10022.

(14) This information is based solely on a Schedule 13G/A, dated February 9, 2010, filed with the SEC on February 11, 2010 by PRIMECAP Management Company, or PRIMECAP, reporting its beneficial ownership as of December 31, 2009. The Schedule 13G/A reports that PRIMECAP has sole voting power with respect to 9,121,912 shares and sole dispositive power with respect to 36,140,912 shares. PRIMECAP is located at 225 South Lake Ave., #400, Pasadena, CA 91101.

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

This section explains our executive compensation program as it relates to the "named executive officers" listed below whose fiscal year 2010 compensation information is presented in the tables following this discussion in accordance with SEC rules. In this section we refer to them as our executive officers.

Jen-Hsun Huang	President and Chief Executive Officer, or CEO
David White	Executive Vice President and Chief Financial Officer, or CFO
Ajay Puri	Executive Vice President, Worldwide Sales
David Shannon	Executive Vice President, General Counsel and Secretary
Deborah Shoquist	Executive Vice President, Operations
Marvin Burkett	Senior Advisor; served as our CFO for the first month of fiscal year 2010

Executive Compensation Philosophy and Overview

The primary goal for our executive compensation program is to attract and retain a talented, innovative and entrepreneurial team of executives who will provide leadership for our success in a dynamic, competitive market. We seek to accomplish this goal in a way that is aligned with our business objectives and performance and with the long-term interests of our stockholders. We also strive to design our executive compensation program to position NVIDIA competitively among the companies against which we recruit and compete for talent. We also consider the financial obligations created by our executive compensation program and design it to be cost effective. We strive to balance compensation and reward to executive officers against equity expense and the potential dilution of stockholder ownership.

To meet these goals and objectives, in fiscal year 2010, the principal components of executive compensation consisted of equity compensation, variable cash compensation and base salaries. In addition, we paid a signing bonus to our recently hired CFO, as explained below. The Compensation Committee did not believe it was necessary to supplement these primary elements of compensation with perquisites, executive change-in-control arrangements or special severance benefits, except in the case of a short-term arrangement for our recently hired CFO. Additionally, in fiscal year 2010, we adopted a compensation recovery policy (as described below).

The Compensation Committee does not use a strict weighting system between compensation elements for each executive officer, but instead considers the total compensation necessary to motivate and retain these individuals with a mix that places greater weight on performance-based components, including variable cash compensation and equity compensation. The Compensation Committee believes that a mix of both cash and equity incentives is appropriate, as cash incentives reward executives for near term results, while equity incentives motivate executives to increase stockholder value in the longer term. In determining the mix between cash and equity, the total cash compensation opportunity (base salary and variable cash compensation) was generally weighted less than the total equity compensation opportunity. Equity compensation value is determined at the time of grant using the fair market value for restricted stock units, or RSUs, and fair value for stock options based on the binomial option pricing model, in each case assuming a current and future market value assuming growth of our stock. As discussed below, given the global economic conditions and our cost saving efforts, for fiscal year 2010 our executive officers did not receive base salary increases, received a 5% base salary reduction and were not eligible for any variable cash compensation (except for our recently hired CFO). As a result of these compensation decisions, equity compensation in fiscal year 2010 had a significantly higher weight relative to cash compensation as is reflected in the table below.

For fiscal year 2010, the actual average mix for our executive officers (excluding our recently hired CFO) was approximately:

	Fiscal Year 2010 Compensation Mix
Base Salary*	16%
Variable Cash Compensation**	—
Equity***	84%

* For purposes of this calculation, we assumed that the CEO did not waive his base salary, as more fully described below. However, we did take into account the company-wide salary reduction as described more fully below that would have applied to Mr. Huang and to our other executive officers.

** Our executive officers (excluding our recently hired CFO) were not eligible to receive any variable cash compensation in fiscal year 2010.

*** Based on the actual aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the awards, as reflected in the "*Summary Compensation Table.*"

Elements of Compensation

Equity Compensation

The Compensation Committee believes that properly structured equity compensation works to align the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock price appreciation. The Compensation Committee also awards equity because it believes that if our executive officers own shares of our common stock with values that are significant to them, they will have an incentive to act to maximize longer-term stockholder value instead of short-term gain. The Compensation Committee also believes that equity compensation is an integral component of our efforts to attract and retain exceptional executives, senior management and employees.

In fiscal year 2010, we introduced RSUs as a form of equity compensation to all employees, including executive officers. In determining the mix of stock options and RSUs, the Compensation Committee generally considers the fair market value of our common stock (and therefore the potential for gains under options as opposed to full value awards in the coming years), the mix of awards granted by our peer group companies, and the number of shares available in our stock plan reserves. After considering these factors, the Compensation Committee decided that our executive officers (except Mr. Huang as explained below) and other employees at the director-level and above who are eligible to participate in our variable cash compensation program at the level of at least 25% of their base salary should receive as equity compensation a combination of RSUs and stock options using an approximately equal mix (based on value) of stock options and RSUs. All of our other employees received RSUs only.

Each stock option grant allows the executive officer the opportunity to acquire shares of our common stock at a fixed price per share (the closing price of our common stock on the date of grant) over a specified period of time (up to six years in the case of our executive officers other than our CEO, and up to seven years in the case of our CEO). Each stock option grant vests based on continued service over a specified period, typically over three years with an initial cliff (except in the case of our CEO, CFO and predecessor CFO as explained below). As a result of the way we structure our option awards, options provide a return to our executive officers only if the market price of our common stock appreciates over the option term and only if the executive officer remains with NVIDIA until his or her options vest. The size of the option grant to each executive officer is designed to create a meaningful opportunity for stock ownership and is based on a number of factors as further described in the subsection titled "*Factors Used in Determining Executive Compensation*" below.

Beginning in fiscal year 2010, we granted RSUs to executive officers, which have no exercise price and generally become vested based on continued service over a specified period, typically over three years with an initial cliff. RSUs provide some level of certain return, which the Compensation Committee believes has been necessary in recent years due to the volatility of the stock market generally, and in our stock price in particular. Additionally, RSUs support the attraction of leadership talent as most of our competitors award RSUs. To balance what may be perceived as the greater value of these awards with our other interests, we impose a vesting period (addressing retention issues) and typically award fewer shares under a RSU award than we would under an option award (addressing concerns over dilution). We did not grant RSUs to our CEO or CFO in fiscal year 2010 as further explained below.

Variable Cash Compensation

Variable cash compensation is designed to align executive compensation with the executive officer's individual performance and our annual financial performance. Historically, a significant portion of our executive officers' total cash compensation has been variable cash compensation. For past fiscal years, the Compensation Committee has assigned each executive officer a variable cash incentive target at the beginning of the applicable fiscal year equal to a percentage of his or her annual base salary. The variable cash compensation an executive officer actually earns is determined as follows: (1) 50% of the variable cash incentive target for an executive officer depends on our success at achieving a corporate performance target, most recently a net income target; and (ii) 50% of the variable cash incentive target for an executive officer depends on how well the executive officer performs against his or her individual objectives. With respect to the individual target, 75% of this amount is weighted towards an individual's contribution to delivering results and 25% of the target is weighted towards overall leadership demonstrated at NVIDIA. The individual objectives generally include results to be achieved in the executive officer's function or area, such as revenue growth, gross margin improvement, quality of products delivered, and reducing waste. Leadership objectives may include hiring exceptional talent, building a strong organization, improving core processes, and supporting global expansion. To provide a way for NVIDIA to recognize a truly exceptional individual contribution, there is no defined maximum payment for individual performance. Our CEO makes recommendations to the Compensation Committee regarding the individual performance payout for each executive officer (other than himself). The Compensation Committee considers these recommendations, but has full discretion to determine the appropriate individual performance payout for each executive officer.

In March 2009, the Compensation Committee determined not to establish any corporate performance targets for compensatory purposes for fiscal year 2010 because payout would not be appropriate in light of the economic environment and our cost reduction efforts. At the same time, the CEO proposed, on behalf of the executive officers, that it would not be appropriate to fund any variable cash compensation program for executive officers in fiscal year 2010 given our cost reduction efforts and in light of the economic environment. The Compensation Committee agreed and in March 2009 determined that, except for our recently hired CFO (as further explained below), the executive officers would not be eligible for any individual performance payouts for fiscal year 2010. Thus, no executive officer, other than Mr. White, was eligible to earn any variable cash compensation in fiscal year 2010, and Mr. White's variable cash opportunity would be determined solely based on his individual performance. In March 2009, our CEO established the individual performance goals for Mr. White for fiscal year 2010.

Base Salary

Base salary is the fixed portion of executive pay and is set to reward individuals' current contributions to NVIDIA and compensate them for their expected day-to-day performance. Base salaries are set at levels we believe are sufficient to recruit and retain executive officers.

Other Benefits:

Health, Welfare, Retirement and ESPP Benefits. In order to attract and retain qualified executive officers and other employees, we must offer a competitive package of health and welfare programs. We maintain medical, vision, dental and accidental death and disability insurance as well as paid time off and paid holidays for all of our employees. Our executive officers are eligible to participate in these programs along with and on the same basis as our other employees. Like all of our full-time employees, our executive officers are eligible to participate in our 1998 Employee Stock Purchase Plan and our 401(k) plan.

No Perquisites. Our executive officers do not receive any perquisites or personal benefits that are not available to all NVIDIA employees on the same terms and conditions.

Severance and Change-in-Control Agreements. Except in special circumstances, such as short term arrangements as discussed below for Mr. White, we do not have severance or change-in-control agreements with any of our employees, including our executive officers. While such agreements are offered by many of our Peer Companies (as defined below), we want to encourage executive officers to focus on growing and building value for our stockholders which we believe is best accomplished through the use of at-risk compensation elements such as variable cash compensation and long-term equity grants. Under the circumstances described below under the heading *Employment, Severance and Change-in-Control Agreements*, all of the stock options or RSUs held by our employees, including our executive officers, would be accelerated if they were not assumed or substituted by an acquiring company in a change- in-control transaction. The Compensation Committee included this provision in our equity incentive plan to motivate our employees, including our executive officers, to act in the best interest of our stockholders by removing the distraction of post-change of control uncertainties faced by employees, including executive officers, with regard to their continued employment and equity compensation. We believe that our existing arrangements allow our employees, including our executive officers, to focus on the success of a potential business combination, rather than worrying about how business decisions that may be in the best interest of NVIDIA will impact their own financial security. That is, these existing arrangements help ensure stability among our employee ranks, and will help enable our employees to maintain a balanced perspective in making overall business decisions during periods of uncertainty.

Accrued Vacation Pay-Out. In fiscal year 2010, we discontinued our paid time off program in which U.S. exempt employees accrued vacation time and transitioned to a professional time off approach that applies to all U.S. exempt employees on the same terms and conditions. As a result, we implemented a mandatory cash-out of accrued vacation for our U.S. exempt employees, including the executive officers. The amounts paid to our executive officers in connection with this mandatory cash-out of vacation is reflected in the "*Summary Compensation Table*."

Determining Executive Compensation

Role of the Compensation Committee, Management and Compensation Consultants

The Compensation Committee meets periodically throughout the year to manage our compensation program. The Compensation Committee determines and approves the principal components of compensation for our executive officers on an annual basis, typically at the beginning of the applicable fiscal year. In making its decision on compensation, the Compensation Committee obtains advice and counsel from an independent executive compensation consultant engaged directly by the Compensation Committee.

In connection with making its recommendations for executive compensation for 2010, the Compensation Committee engaged Hewitt Associates LLC, or Hewitt, to act as its independent compensation consultant. Hewitt took its direction from the Compensation Committee Chair and interacted with management (our CEO and human resources department) to obtain the data that management gathered from the Radford Executive Survey and to ensure that the current executive pay and NVIDIA financial data used by Hewitt was accurate.

As part of its duties, Hewitt provided the Compensation Committee with the following services in fiscal year 2010:

- analyzed the Radford Executive Survey data provided by NVIDIA;
- reviewed and provided recommendations on composition of peer groups;
- provided independent advice on general executive compensation practices in the market, the appropriateness of our executive compensation arrangements and individual executive compensation recommendations;
- conducted a review of the compensation arrangements for our CEO and provided recommendations to the Compensation Committee regarding base salary, variable cash compensation and equity grant level for our CEO;
- conducted a review of compensation for our Board, and provided recommendations to the Compensation Committee and the Board regarding Board pay structure;
- updated the Compensation Committee on emerging trends/best practices in the area of CEO and Board compensation; and
- reviewed the Compensation Discussion and Analysis for inclusion in this proxy statement.

Hewitt does not provide any services directly to NVIDIA. However, we paid the cost for Hewitt's services on behalf of the Compensation Committee for fiscal year 2010.

With respect to our executive officers, the Compensation Committee solicits input of our CEO, who recommends to the Compensation Committee the salary, variable incentive compensation level and equity-based compensation to be awarded to our executive officers (other than himself) for the new fiscal year, as well as variable compensation payouts for the prior fiscal year. Our CEO also establishes the individual performance goals for our executive officers (other than himself). With respect to compensation for our CEO, the Compensation Committee, working directly with its compensation consultant and without the presence of our CEO, deliberates and makes decisions regarding the salary, variable incentive compensation level and equity-based compensation opportunity to be awarded to our CEO for the new fiscal year, as well as variable compensation payouts for the prior fiscal year. The Compensation Committee establishes the written individual performance goals for our CEO.

The Compensation Committee remains solely responsible for making the final decisions on compensation for our executive officers, including our CEO. No executive officer is present during discussions of their compensation package or participates directly in recommending or establishing the amount of any component of his or her own compensation package.

Factors Used in Determining Executive Compensation

In any given year, when reviewing executive compensation, including total compensation opportunity, base salary, variable cash compensation, and type and size of equity grant, the Compensation Committee may taken into consideration one or more of the following factors:

- an executive officer's responsibilities, including the scope of their position and complexity of the department or function they manage, as we believe this helps us provide appropriate and meaningful distinctions in compensation levels as between executives;
- an executive's past performance in the role, as we believe this encourages our executives to focus on achieving our business objectives;
- the need to motivate executives to address particular business challenges that are unique to any given year;
- our CEO's recommendation as to the appropriate compensation for our executive officers (other than himself) because of his direct knowledge of the results delivered and leadership demonstrated by each executive;
- a review of the executive officer's total compensation as set forth in a tally sheet (except with respect to an executive officer being hired) that includes: (i) current and past base salary, (ii) target and actual variable compensation in previous years, (iii) amount and value of shares granted to each executive officer in the prior four fiscal years, and (iv) data about the rewards offered to executives in similar positions at comparable companies as we believe this helps us in determining the amount of compensation that is needed to attract, retain and motivate our executives; and
- the total compensation cost and stockholder dilution resulting from executive compensation actions as we believe this helps us maintain a responsible cost structure for our compensation programs.

Additionally, with respect to determining compensation for our executive officers for fiscal year 2010, the Compensation Committee also considered the following factors:

- the worldwide economic downturn;
- our cost reduction goals; and
- negotiations with our recently hired CFO with respect to his initial compensation package.

The relative weight given to each of the factors above varies with each individual executive officer and with respect to each element of compensation at the sole discretion of the Compensation Committee. The tally sheet approach helps the Compensation Committee analyze the executive officer's short- and long-term compensation at NVIDIA and compare total compensation packages offered by our Peer Companies.

Generally, the Compensation Committee believes that the total compensation opportunity should increase as the executive's level of responsibility increases. For example, because the CEO has overall responsibility for our entire company, his job responsibilities are significantly greater than those of the other executive officers who are responsible for individual business units or corporate functions, and thus, he receives a higher base salary and variable cash opportunity level and a larger equity grant.

With respect to evaluating an executive officer's past performance, the Compensation Committee gives considerable weight to our CEO's evaluation of our executive officers and to his determination as to whether an executive achieved his individual performance goals because of his direct knowledge of each executive's performance and contributions. The Compensation Committee evaluates the CEO's performance taking into account a self-review prepared by the CEO and the Compensation

Committee's own judgment of the results achieved by our CEO as compared to goals established at the beginning of the fiscal year.

As mentioned above, the Compensation Committee reviews relevant market and industry practices on compensation packages to monitor the market practices for compensating our desired talent pool, including data from our Peer Companies (as described below) for the three major components of our compensation program. The Compensation Committee, however, does not set compensation components to meet specific benchmarks, such as targeting salaries "at the 50th percentile" or equity compensation "at the 75th percentile". Rather, the Compensation Committee reviewed this peer data as a reference point in determining whether each executive's compensation level properly reflects the executive's role and scope of responsibilities relative to our peers and companies with whom we compete for talent.

For fiscal year 2010, our human resources department obtained the full Radford Executive Survey of 149 companies, or the Radford Companies. From the list of Radford Companies, Hewitt and our human resources department recommended and our Compensation Committee approved, with only minor changes from the recommendations, three different groups of Peer Companies: employee peers, executive peers and semiconductor peers. Employee peers are the companies in various industries with which we feel we generally compete for talent. Executive peers are a subset of the employee peer list that (i) had revenue levels of $500 million to $5 billion, and thus were similar in size to our anticipated revenue levels for fiscal year 2010, and (ii) had an established business and market presence and, thus, were similar in complexity. Semiconductor peers are all the companies in the semiconductor industry from the Radford Executive Survey. For fiscal year 2010, our employee peers (listed under the column titled "EE" below), executive peers (listed under the column titled "EX" below) and semiconductor peers (listed under the column titled "SC" below) consisted of the companies listed below, or our Peer Companies.

Company Name	EE	EX	SC	Company Name	EE	EX	SC
Adobe Systems, Inc.	X	X		LSI Corporation	X	X	X
Advanced Micro Devices, Inc.	X	X	X	Marvell Technology Group LTD	X	X	X
Agilent Technologies, Inc.	X	X		Micron Technology, Inc.	X	X	X
Altera Corporation	X	X	X	Microsoft Corporation	X		
Amazon.Com, Inc.	X	X		Motorola, Inc.	X		
Apple Inc.	X	X		National Semiconductor Corporation	X	X	X
Autodesk, Inc.	X	X		Network Appliance, Inc.	X	X	
Avago Technologies Limited	X			On Semiconductor Corporation	X		
Broadcom Corporation	X	X	X	Oracle Corporation	X		
Cadence Design Systems, Inc.	X			Palm, Inc.	X		
Cisco Systems, Inc.	X			QUALCOMM Incorporated	X	X	
Cypress Semiconductor Corporation	X	X	X	Samsung Telecommunications America LLC	X		
Dell Inc.	X			SanDisk Corporation	X	X	X
Ebay Inc.	X	X		Sharp Microelectronics Of The Americas	X		
Electronic Arts Inc.	X	X		Sony Computer Entertainment America Inc.	X		
EMC Corporation	X			StMicroelectronics N.V.	X		
Ericsson Inc.	X			Sun Microsystems, Inc.	X	X	
Google Inc.	X			Symantec Corporation	X		
Infineon Technologies AG	X			Synopsys, Inc.	X		
Intel Corporation	X			Texas Instruments Incorporated	X	X	X
Intuit Inc.	X	X		Xilinx, Inc.	X	X	X
Juniper Networks, Inc.	X	X		Yahoo! Inc.	X		
KLA-Tencor Corporation	X	X					

Compensation Decisions for Fiscal Year 2010

Jen-Hsun Huang, President and Chief Executive Officer

Base Salary. For fiscal year 2010, the Compensation Committee determined that Mr. Huang's annual base salary should remain at $600,000, which was the same level as set at the beginning of fiscal year 2009 and for fiscal year 2008. For fiscal year 2010, the Compensation Committee determined it was not appropriate to increase Mr. Huang's base salary in light of the global economic downturn and our cost reduction efforts.

However, given the global economic downturn and our cost reduction efforts, Mr. Huang voluntarily proposed that his base salary for fiscal year 2010 remain at $1 (after taxes and benefit contributions) and the Compensation Committee accepted this proposal. Before taxes and benefits contributions, Mr. Huang's base salary was $6,984 for fiscal year 2010.

Variable Compensation. As explained above under the subsection titled "*Variable Cash Compensation,*" Mr. Huang was not eligible to earn any variable cash compensation for fiscal year 2010.

Equity. For fiscal year 2010, the Compensation Committee determined that Mr. Huang should be granted an aggregate of 500,000 stock options, 250,000 of which were granted on the third Wednesday of March 2009 and 250,000 of which were granted on the third Wednesday of September 2009, consistent with our policy for equity grants to other employees. The main factors used by the Compensation Committee in determining the size and form of his equity compensation opportunity were the complexity of the CEO role, Mr. Huang's deep experience as a successful CEO, his performance during a difficult economic downturn, the pay levels for CEOs at our Peer Companies (which peer data the Compensation Committee used as a reference point rather than to benchmark his equity award at a specific level) and his actual ownership level of stock as a co-founder of NVIDIA. Mr. Huang's equity grants for fiscal year 2010 consisted of stock options only (instead of a combination of stock options and RSUs as is the case for our other executive officers) because the Compensation Committee determined that, as CEO, the compensation he receives from equity grants should be tied solely with the long-term interests of our stockholders. The options will not have value to Mr. Huang unless our stock price rises, and the extended vesting applied to Mr. Huang's stock options means that this rise must be sustained over the long term. Specifically, the stock options granted to Mr. Huang in fiscal year 2010 vest over four years and eight months, with 50% vesting on the four year and five month anniversary of the date of grant and 50% vesting on the four year and eight month anniversary of the date of grant.

David White, Executive Vice President and Chief Financial Officer

Base Salary. Mr. White joined NVIDIA in February 2009 as our Executive Vice President and CFO, succeeding Mr. Burkett. His negotiated annual base salary was established at $425,000 for fiscal year 2010, based primarily on our CEO's recommendation that took into account Mr. White's base salary at his prior employer and base salary levels for chief financial officers at our Peer Companies, as well as our CEO's negotiations with Mr. White. As described in more detail above, the Compensation Committee did not use the peer data to benchmark Mr. White's salary at a specific level, but instead used it as a reference point in determining whether the proposed base salary was consistent with his proposed role and scope of responsibilities relative to chief financial officers at our executive Peer Companies.

Effective September 1, 2009, Mr. White's base salary was temporarily reduced by 5% in connection with our company-wide salary reduction action.

Variable Cash Compensation. Pursuant to the terms of his offer letter, Mr. White's target variable compensation level was established at $385,000 (pro-rated for his time employed in fiscal year 2010). This level was based primarily on our CEO's recommendation that took into account his compensation at his prior employer and variable compensation levels for chief financial officers at our

Peer Companies. The Compensation Committee used this peer data as a reference point in determining whether the proposed variable compensation level for Mr. White was consistent with cash incentive opportunities offered to chief financial officers at our executive Peer Companies.

Fifty percent (50%) of Mr. White's variable compensation level was linked to corporate performance and 50% related to his individual performance. Under the terms of his offer letter, for fiscal year 2010, he was eligible to receive a payout with respect to his individual performance target but he was not eligible for a payout linked to corporate performance consistent with the decisions made with respect to the other executive officers, for the same reasons previously stated.

In February 2010, the Compensation Committee assessed Mr. White's individual performance in fiscal year 2010 against his individual performance goals as established by our CEO. In evaluating Mr. White's performance, the Compensation Committee gave considerable weight to our CEO's evaluation of him because of his direct knowledge of Mr. White's performance and contributions. In particular, based on input from our CEO, the Compensation Committee determined that Mr. White achieved the following individual performance goals in fiscal year 2010: executing several structural changes in the finance operations team; attracting and retaining key talent in the industry; implementing cost savings strategies and realizing approximately $18 million in savings; providing support to and assisting in negotiations with key suppliers and partners; and results achieved improving information technology infrastructure and facilities. As a result of these individual contributions and our CEO's recommendation, the Compensation Committee approved a payout to Mr. White under our variable compensation plan for his individual performance in fiscal year 2010 of $176,460, which represents 100% of his target individual variable compensation, prorated based on his start date.

Equity. Pursuant to the terms of his offer letter, Mr. White received a stock option grant of 450,000 shares on March 9, 2009 (the same date as all grants made to our employees who started employment in February 2009). Mr. White did not receive a combination of stock options and RSUs because he entered into his offer letter with NVIDIA before we introduced RSUs as a form of equity compensation. The number of shares subject to this stock option grant was based primarily on our CEO's recommendation after negotiations with Mr. White and in consideration of his equity holdings at his prior employer. The Compensation Committee also reviewed equity holdings data for chief financial officers at our Peer Companies, but used this peer data only as a reference point and not to benchmark any specific level of equity compensation. Given the magnitude of the grant to Mr. White, the vesting schedule for this option was extended such that it vests quarterly over a four year period, subject to acceleration as discussed below.

Change-in-Control Benefits. Pursuant to the terms of Mr. White's offer letter, in the event that Mr. White's employment was involuntarily terminated as a direct result of the completion of an acquisition of NVIDIA within the first twelve months of his employment, the vesting of his initial grant of 450,000 stock option shares would have been accelerated such that 25% of such grant would be vested as of the date his employment was terminated. The Compensation Committee believed that it was necessary to give Mr. White these temporary change-in-control benefits based on our CEO's negotiation of employment terms with Mr. White.

Signing Bonus. In connection with his hiring, Mr. White received a negotiated signing bonus of $200,000, payable in four equal quarterly installments on the third, sixth, ninth and twelfth month anniversaries of his start date, subject to his continued employment on each such date. The Compensation Committee believed that it was necessary to pay Mr. White a signing bonus based primarily on our CEO's recommendation in consideration of his compensation opportunity at his prior company.

Ajay Puri (Executive Vice President, Worldwide Sales); David Shannon (Executive Vice President, General Counsel and Secretary); and Deborah Shoquist (Executive Vice President, Operations)

Base Salary. For fiscal year 2010, the Compensation Committee determined that the annual base salary of Messrs. Shannon and Puri and Ms. Shoquist should remain at their fiscal year 2009 levels of $300,000, $300,000 and $275,000, respectively. For fiscal year 2010, the Compensation Committee determined it was not appropriate to increase the base salaries for Messrs. Shannon and Puri and Ms. Shoquist in light of the global economic downturn and our cost reduction efforts. In addition, effective March 1, 2009 through February 28, 2010, Messrs. Shannon's and Puri's and Ms. Shoquist's base salaries were temporarily reduced by 5% in connection with a company-wide salary reduction action.

Variable Cash Compensation. As explained above, Messrs. Shannon and Puri and Ms. Shoquist were not eligible to earn any variable cash compensation for fiscal year 2010.

Equity Compensation. For fiscal year 2010, the Compensation Committee determined that Messrs. Shannon and Puri and Ms. Shoquist should receive a mix of stock options and RSUs. The number of shares of stock options and RSUs are set forth below, a portion of which was granted on the third Wednesday of March 2009 and a portion of which was granted the third Wednesday of September 2009, consistent with our policy for other employees:

	Stock Options Granted(1)			Restricted Stock Units(2)		
Name	**March 2009**	**September 2009**	**Total in Fiscal Year 2010**	**March 2009**	**September 2009**	**Total in Fiscal Year 2010**
David M. Shannon*	90,100	42,500	132,600	56,725	14,875	71,600
Ajay K. Puri*	63,750	45,000	108,750	35,750	10,500	46,250
Debora Shoquist*	68,950	32,500	101,450	62,525	11,375	73,900

(1)* The stock options will vest as to approximately 33.36% of the shares on the one-year anniversary of the date of grant, with the remainder vesting over the next two years thereafter in equal amounts every quarter, contingent upon the executive officer's continued service to NVIDIA.

(2)* The RSUs will vest as to approximately 33.36% of the shares on the one-year anniversary of the date of grant, with the remainder vesting over the next two years thereafter in equal amounts every six months, contingent upon the executive officer's continued service to NVIDIA.

No single factor explained in the section titled "*Factors Used in Determining Executive Compensation*" determined the exact size of the grants. The main factors considered by the Compensation Committee in making their determinations were the tally sheet analysis that considered total pay, pay history and market pay for similar roles at Peer Companies and the individual performance of Messrs. Shannon and Puri and Ms. Shoquist for fiscal year 2009 based on input from our CEO. The Compensation Committee did not use the peer data to benchmark awards at specific levels, but instead used it as a reference point in determining whether each executive's equity compensation level was likely sufficient for retention and motivation purposes. In determining the size of appropriate equity grants, the Compensation Committee also gave consideration to the fact that our executive officers were making considerable sacrifices in terms of cash compensation and that we needed to retain these executives during a difficult economic downturn. These grants provided a retention mechanism through a three year vesting schedule (as further explained above). The section entitled "*Elements of Compensation-Equity Compensation*" above explains the factors the Compensation Committee used in determining the mix of stock options and RSUs received by our executive officers.

In evaluating Messrs. Shannon's and Puri's and Ms. Shoquist's performance for fiscal year 2009, the Compensation Committee gave considerable weight to our CEO's evaluation of each executive because of his direct knowledge of the results delivered and leadership demonstrated by each executive. With respect to Mr. Shannon, based on input from our CEO, the Compensation Committee determined that he had resolved several difficult legal challenges, built global capability on the legal team and improved our patent portfolio. With respect to Mr. Puri, based on input from our CEO, the Compensation Committee determined that he had met revenue targets in a difficult economic climate, built segment sales capability and improved numerous sales processes. With respect to Ms. Shoquist, based on input from our CEO, the Compensation Committee determined that she had met targets for gross margin, reduced waste, built a new product introduction capability and implemented several significant process improvements with partners.

Marvin Burkett, Senior Advisor (served as our Chief Financial Officer for the first month of fiscal year 2010)

Base Salary. For fiscal year 2010, the Compensation Committee determined that the annual base salary of Mr. Burkett should be $100,000. No single factor explained in the section titled "*Factors Used in Determining Executive Compensation*" determined the exact base salary. In establishing Mr. Burkett's base salary, the Compensation Committee considered the global economic downturn, our cost reduction efforts and Mr. Burkett's transition from our CFO to a senior advisor on a part-time schedule. Effective March 1, 2009 through February 28, 2010, Mr. Burkett's base salary was temporarily reduced by 5% in connection with the company-wide salary reduction action.

Variable Compensation. As explained above, Mr. Burkett was not eligible to earn any variable cash compensation for fiscal year 2010.

Equity. For fiscal year 2010, the Compensation Committee determined that Mr. Burkett should receive a mix of stock options and RSUs. The Compensation Committee approved a grant to Mr. Burkett of 35,000 stock options and 15,000 RSUs, each of which were granted on the third Wednesday of March 2009, consistent with our policy for other employees.

No single factor explained in the section titled "*Factors Used in Determining Executive Compensation*" determined the exact size of the grant. The main factor considered by the Compensation Committee in making their determination was Mr. Burkett's pay history, individual performance for fiscal year 2009 and the fact that he was moving to the role of Senior Advisor and part-time status. The section entitled "*Elements of Compensation-Equity Compensation*" above explains the factors the Compensation Committee used in determining the mix of stock options and RSUs received by our executive officers.

In evaluating Mr. Burkett's performance for fiscal year 2009, the Compensation Committee gave considerable weight to our CEO's evaluation of him because of his direct knowledge of Mr. Burkett's performance and contributions. In particular, based on input from our CEO, the Compensation Committee determined that Mr. Burkett had reduced operating expenses in light of a significant economic downturn and supported the hiring of his replacement.

After considering the size of the award he would have been granted had Mr. Burkett not been on a part-time schedule, the Compensation Committee reduced the size of the grant proportionally based on Mr. Burkett's part-time schedule. Given the expectation that Mr. Burkett's continued employment with NVIDIA was short-term, the Compensation Committee determined that the option grant should vest quarterly over one year and the RSU grant would vest fully at the one year anniversary of the grant.

Additional Executive Compensation Practices, Policies and Procedures

Compensation Recovery Policy

In April 2009, our Board adopted a Compensation Recovery Policy pursuant to which, if (i) we are required to prepare an accounting restatement to correct an accounting error on an interim or annual financial statement included in a report on Form 10-Q or Form 10-K due to material noncompliance with any financial reporting requirement under the federal securities laws, or a Restatement, and

(ii) the Board or a committee of independent directors concludes that our CEO or CFO had received a variable compensation payment, or portion thereof, that would not have been payable if the original interim or annual financial statements reflected the Restatement, then our CEO or CFO shall disgorge to NVIDIA the net after-tax amount of such variable compensation payment.

In addition, pursuant to the Compensation Recovery Policy, if the Board or a committee of independent directors determines that an officer (including our CEO and CFO) or other employee received a variable compensation payment, or portion thereof, that would not have been payable if our original interim or annual financial statement reflected a Restatement, then the Board or such committee, in its discretion, may take similar actions as it deems necessary after their evaluation of the events that gave rise to the Restatement. In using its discretion, the Board or such committee may consider whether such person was involved in the preparation of our financial statements or otherwise caused the need for the Restatement. Such actions may include, to the extent permitted by applicable law, requiring partial or full repayment of any variable compensation or other incentive compensation paid to such person, requiring repayment of any gains realized on the exercise of stock options or on the open-market sale of vested shares and causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options.

Stock Ownership Guidelines

Our Corporate Governance Policies require each executive officer to hold at least 25,000 shares of our common stock during the period in which he or she serves as an executive officer, unless our Nominating and Corporate Governance Committee waives the requirement. The 25,000 shares may include vested but unexercised stock options and vested but unissued RSUs. Executive officers will have 18 months from the date that they become executive officers to reach the ownership threshold. Each of our executive officers currently meets the stock ownership requirement. The stock ownership guidelines are intended to further align executive officer interests with stockholder interests.

Hedging Policy

Our policies do not permit any of our employees, including our executive officers, to "hedge" ownership by engaging in short sales or trading in any derivatives involving our securities.

Managing the Use of Equity

While equity is an important component of overall compensation, we carefully monitor the number of equity-based awards granted to employees. We strive to balance compensation to employees against equity expense and the potential dilution of stockholder ownership by budgeting the number of equity-based awards available for employee grants and establishing a dilution budget. For fiscal year 2010, the Compensation Committee established a total dilution budget of 3.5% to 4.0% for all employees and new hire grants other than those related to merger and acquisition activity. Our actual dilution rate for fiscal year 2010 was 3.42%. For purposes of our annual dilution rate calculations, each RSU is counted as more than one share (as set forth below) in accordance with RiskMetrics' published policies. In fiscal year 2010, based on our historical common stock volatility at the time the dilution budget was established, each RSU was counted as 1.5 shares. To calculate the actual dilution for fiscal year 2010, we calculated the sum of each stock option granted as one unit and each RSU granted as 1.5 units and divided the sum of these by the number of shares of common stock outstanding on the last day of our fiscal year (January 31, 2010). We expect our dilution rate to vary in future periods as our business and competitive environment change and in response to any accounting or regulatory developments.

In March 2009, we completed a cash tender offer for approximately 33.1 million stock options held by our employees, of which approximately 28.5 million were tendered for cancellation. Members of the Board of Directors and our executive officers were not eligible to participate in the tender offer. We use equity to promote employee retention and to provide an incentive vehicle valued by employees that is also aligned to stockholder interest. However, our common stock price declined significantly during fiscal year 2009, and all of the eligible options subject to the tender offer were "out-of-the-money" (i.e., had exercise prices above our then-current common stock price). Therefore, we provided an opportunity to our employees to obtain a cash payment for their eligible options, while reducing our existing overhang and potential stockholder dilution from such stock options. Only options with an exercise price of greater than $17.50 per share were eligible to be tendered. Shares subject to cancelled stock options are available for future issuance pursuant to the 2007 Equity Incentive Plan.

Equity Granting Policies

In fiscal year 2007, the Compensation Committee adopted specific policies regarding the grant dates of equity applicable to all employees. As part of its overall compensation review, the Compensation Committee annually reviews these policies and makes adjustments. Our grant policies are currently as follows:

- *New Hire Grants.* The grant date for new employees, including a recently hired executive officer, is the 6th business day of the month following the new employee's start date. New hire grants to executive officers are made as part of our monthly process that includes grants to all recently hired employees. The exercise price of all new hire grants is equal to the closing price of our common stock on the grant date.
- *Semi-Annual Grants.* The Compensation Committee makes grants semi-annually to our executive officers on the third Wednesday of March and the third Wednesday of September, consistent with our policy for other employees. During the first quarter of the fiscal year, the Compensation Committee approves a target equity grant for each eligible executive for the fiscal year, which is divided as follows: (a) 50% of the target grant is granted in March and (b) the remaining 50% is budgeted to be granted in September. The exercise price of all the executive semi-annual stock option grants is the closing price of our common stock on the grant date. Semi-annual grants will not be made to our executive officers during blackout periods under our insider trading policy. Instead, executive semi-annual grants will be made on the day that the blackout period ends.
- *Other Grants.* All other grants to existing executive officers and employees throughout the year, which we call off-cycle grants, will have a grant date of the 6th day of the month subsequent to the date of the event leading to the grant, provided that the grant is approved on or prior to such grant date. No off-cycle grants may be granted to our executive officers during blackout periods under our insider trading policy. Instead, they will be made as part of the next monthly grant cycle when the trading window is open. Also, the Compensation Committee must approve any off cycle grants to executive officers. No off-cycle grants were made to our executive officers during fiscal year 2010.

We do not grant stock options upon the exercise of an option using shares already in the holder's possession (i.e. reload options), make loans to executives to exercise their stock options or, for any other reason, grant stock options at a discount (other than in connection with mergers and acquisitions in accordance with applicable tax laws and NASDAQ listing requirements, or allow semi-annual or off-cycle grants to be made to our executive officers when our stock trading window is closed.

Tax and Accounting Implications

Section 162(m) of the U.S. Internal Revenue Code limits the amount that we may deduct from its federal income taxes for remuneration paid to our CEO and three most highly compensated executive officers (other than our CFO) to $1 million per executive per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of "performance-based compensation," as well as for the gain recognized by an executive upon the exercise of qualifying compensatory stock options. While the Compensation Committee is mindful of the benefit to NVIDIA performance of full deductibility of compensation, the Compensation

Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Compensation Committee has not adopted a policy that requires that all compensation be deductible. The Compensation Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of NVIDIA and our stockholders.

Stock-based compensation cost is measured at grant date, based on the fair value of the grants, and is recognized as an expense over the requisite employee service period. We use a binomial option pricing model to estimate the fair value of each stock option grant for accounting purposes.

Risk Analysis of Our Compensation Plans

The Compensation Committee oversaw the performance of a risk assessment of our compensation programs as generally applicable to our employees to ascertain any potential material risks that may be created by the compensation programs. The Compensation Committee considered the findings of the assessment conducted internally and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they do encourage is not reasonably likely to materially harm our business or financial condition.

The Compensation Committee believes that although the majority of compensation provided to our employees is performance-based, the following compensation design features guard against excessive risk-taking:

- our compensation program encourages our employees to remain focused on both our short-term and long-term goals. For example, while our variable cash compensation plans measure performance on an annual basis, our equity awards typically vest over a number of years, which we believe encourages our employees to focus on the long-term performance of NVIDIA;
- we design our variable cash compensation programs so that payouts are based on achievement of both individual and corporate performance targets. With respect to the corporate target, we use net income as a financial metric, which the Compensation Committee believes is a financial metric that drives long-term stockholder value;
- we have implemented internal controls over financial reporting and the measurement and calculation of compensation goals, and other financial, operational, and compliance policies and practices that are designed to prevent our compensation programs from being susceptible to manipulation by any employee;
- except for equity grants to our CEO, who is a founder and significant stockholder, we grant a combination of RSUs and stock options to employees at the director-level and above who are eligible to participate in our variable cash compensation program at the level of at least 25% of their base salary, which the Compensation Committee believes provides an appropriate balance between upside opportunity and downside risk;
- we have a compensation recovery policy applicable to all employees that allows NVIDIA to recover compensation paid in situations of fraud or material financial misconduct;
- we have stock ownership guidelines that we believe are reasonable and are designed to align our executive officers' interests with those of our stockholders; and
- we prohibit all hedging transactions involving our common stock which prevents our employees from insulating themselves from the effects of NVIDIA stock price performance.

Summary Compensation Table For Fiscal Years 2010, 2009 and 2008

The following table summarizes information regarding the compensation earned by our chief executive officer, our current chief financial officer, our former chief financial officer and our other three executive officers during fiscal years 2010, 2009 and 2008. We refer to these individuals as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jen-Hsun Huang	2010	7,145(4)	—	—	3,475,000(5)	—	—	3,482,145
Chief Executive Officer and	2009	401,272(4)	—	—	3,298,400	—	—	3,699,672
President	2008	584,083(6)	150,000(7)	—	4,629,332	2,250,000	750(8)	7,614,165
David L. White(9)	2010	348,855(10)	150,000(11)	—	2,196,000	176,640	—	2,871,495
Executive Vice President and	2009	—	—	—	—	—	—	—
Chief Financial Officer	2008	—	—	—	—	—	—	—
Marvin D. Burkett(12)	2010	169,947(13)	—	153,000	184,800	—	—	507,747
Senior Advisor (former Chief	2009	425,000	—	—	753,000	—	—	1,178,000
Financial Officer)	2008	425,000	—	—	2,644,818	637,500	—	3,707,318
Ajay K. Puri	2010	333,671(13)	—	532,020	666,225	—	—	1,531,916
Executive Vice	2009	301,154	—	—	966,125	—	6,344(14)	1,273,623
President, Worldwide Sales	2008	300,000	—	—	1,202,187	525,000	6,373(14)	2,033,560
David M. Shannon	2010	326,009(13)	—	815,703	799,595	—	—	1,941,306
Executive Vice President,	2009	300,000	—	—	966,125	—	—	1,266,125
General Counsel and Secretary	2008	300,000	—	—	1,442,624	412,500	—	2,155,124
Debora Shoquist(15)	2010	267,946(13)	—	819,073	611,740	—	—	1,698,758
Executive Vice President,	2009	270,769	—	—	933,600	—	—	1,204,369
Operations	2008	98,894	—	—	4,155,000	126,570	—	4,380,464

(1) In fiscal year 2010, we introduced RSUs as a form of equity compensation to all employees, including executive officers. Our executive officers (except Messrs. Huang and White) received as equity compensation a combination of RSUs and stock options.

(2) Amounts shown in this column do not reflect dollar amounts actually received by the executive officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the respective fiscal year. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2010, filed with the SEC on March 18, 2010. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions.

(3) As applicable, reflects amounts earned in fiscal years 2010 and 2008 and paid in March 2010 and March 2008, respectively, pursuant to our 2010 Variable Compensation Plan and 2008 Variable Compensation Plan, respectively. No amounts were paid in fiscal year 2010 (except to Mr. White) pursuant to our 2010 Variable Compensation Plan or in fiscal year 2009 under our 2009 Variable Compensation Plan. For further information please see the discussion in our *Compensation Discussion and Analysis* beginning on page 28 of this proxy statement.

(4) Mr. Huang voluntarily decreased his base salary to $1, after taxes and benefit contributions, with respect to all of fiscal year 2010 and effective October 1, 2008 with respect to fiscal year 2009. With respect to fiscal year 2010, includes a payment in connection with the mandatory company-wide cash-out of accrued vacation of $161.

(5) In connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, effective May 7, 2009, NVIDIA and Mr. Huang agreed to amend the stock options granted to Mr. Huang on March 31, 2006, March 21, 2007 and March 19, 2008 to increase the aggregate exercise price of 700,747 shares held by Mr. Huang by $3.5 million. The incremental fair value of these modified options as determined in accordance with FASB ASC Topic 718 is $0.

(6) Mr. Huang's base salary was increased to $600,000 for fiscal year 2008 effective April 1, 2007.

(7) Represents an amount earned in fiscal year 2008 and paid in March 2008 to Mr. Huang under our 2008 Variable Compensation Plan, in excess of the target amount related to his individual objectives.

(8) Represents an award for the filing of a patent of which Mr. Huang is an inventor with the U.S. Patent and Trademark Office, or the PTO. Awards are made to all NVIDIA employees whose patents are filed by NVIDIA with the PTO.

(9) Mr. White joined NVIDIA as our Executive Vice President and Chief Financial Officer in February 2009.

(10) Represents the pro-rated portion of Mr. White's salary based on his start date of February 27, 2009. Effective September 1, 2009, Mr. White's base salary was temporarily reduced by 5% in connection with a company-wide salary reduction action.

(11) Represents the aggregate amount of a signing bonus paid to Mr. White in fiscal year 2010. The signing bonus was payable in quarterly installments of $50,000. The last installment of the signing bonus was paid during fiscal year 2011.

(12) Mr. Burkett retired as our Chief Financial Officer in February 2009.

(13) Effective March 1, 2009, Messrs. Burkett's, Puri's and Shannon's and Ms. Shoquist's base salary was temporarily reduced by 5% in connection with a company-wide salary reduction action. Includes a payment in connection with the mandatory company-wide cash-out of accrued vacation in the amounts of $6,197, $38,077, $37,884 and $3,831 to Messrs. Burkett, Puri and Shannon and Ms. Shoquist, respectively.

(14) Represents imputed income for provision of medical insurance for an additional person.

(15) Ms. Shoquist joined NVIDIA as our Senior Vice President, Operations in September 2007.

Proxy

Grants of Plan-Based Awards For Fiscal Year 2010

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal year 2010. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the *Summary Compensation Table for Fiscal Years 2010, 2009 and 2008* by providing additional details about the awards.

The option grants to purchase shares of our common stock set forth in the following table were made under our 2007 Plan. The exercise price of options granted under the 2007 Plan is equal to the closing price of our common stock as reported by NASDAQ on the date of grant. Under the 2007 Plan, the exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. All stock option grants are subject to service based vesting.

During fiscal year 2010, none of our named executive officers were awarded or held any performance-based equity incentive awards.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Target($)	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(7)
Jen-Hsun Huang	3/18/2009	3/10/2009	—	—	250,000(2)	$10.20(3)	$1,567,500
	5/7/2009	5/7/2009	—	—	200,000(4)	23.65(4)	—
	5/7/2009	5/7/2009	—	—	298,247(4)	23.65(4)	—
	5/7/2009	5/7/2009	—	—	202,500(4)	23.65(4)	—
	9/16/2009	9/2/2009	—	—	250,000(5)	15.94(6)	1,907,500
David L. White	3/9/2009	2/5/2009	—	—	450,000(8)	8.30(9)	2,196,000
	N/A	N/A	$176,460	—	—	—	—
Marvin D. Burkett	3/18/2009	3/10/2009	—	15,000(10)	—	—	153,000
	3/18/2009	3/10/2009	—	—	35,000(2)	10.20(3)	184,800
Ajay K. Puri	3/18/2009	3/10/2009	—	35,750(10)	—	—	364,650
	3/18/2009	3/10/2009	—	—	63,750(2)	10.20(3)	363,375
	9/16/2009	9/2/2009	—	10,500(11)	—	—	167,370
	9/16/2009	9/2/2009	—	—	45,000(5)	15.94(6)	302,850
David M. Shannon	3/18/2009	3/10/2009	—	56,725(10)	—	—	578,595
	3/18/2009	3/10/2009	—	—	90,100(2)	10.20(3)	513,570
	9/16/2009	9/2/2009	—	14,875(11)	—	—	237,108
	9/16/2009	9/2/2009	—	—	42,500(5)	15.94(6)	286,025
Debora Shoquist	3/18/2009	3/10/2009	—	62,525(10)	—	—	637,755
	3/18/2009	3/10/2009	—	—	68,950(2)	10.20(3)	393,015
	9/16/2009	9/2/2009	—	11,375(11)	—	—	181,318
	9/16/2009	9/2/2009	—	—	32,500(5)	15.94(6)	218,725

(1) Represents possible awards under the 2010 Variable Compensation Plan based on Mr. White's individual performance in fiscal year 2010. No other non-equity incentive awards were made to our named executive officers in fiscal year 2010, as discussed in our *Compensation Discussion and Analysis* beginning on page 28 of this proxy statement.

(2) Represents stock options granted to our named executive officers in the first quarter of fiscal year 2010 pursuant to our 2007 Plan. The Compensation Committee approved these grants on March 10, 2009 for grant on March 18, 2009, the same day that semi-annual grants were made to all of our other eligible employees.

(3) Represents the closing price of our common stock as reported by NASDAQ on March 18, 2009, which is the exercise price of stock option grants made under our 2007 Plan.

(4) In connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, effective May 7, 2009, NVIDIA and Mr. Huang agreed to amend the stock options granted to Mr. Huang on March 31, 2006, March 21, 2007 and March 19, 2008 to increase the aggregate exercise price of an aggregate of 700,747 shares by $3.5 million. The incremental fair value of these modified options as determined in accordance with FASB ASC Topic 718 is $0.

(5) Represents stock options granted to our named executive officers in the third quarter of fiscal year 2010 pursuant to our 2007 Plan. The Compensation Committee approved these grants on September 2, 2009 for grant on September 16, 2009, the same day that semi-annual grants were made to all of our other eligible employees.

(6) Represents the closing price of our common stock as reported by NASDAQ on September 16, 2009, which is the exercise price of stock option grants made under our 2007 Plan.

(7) Amounts shown in this column do not reflect dollar amounts actually received by the executive officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the awards. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2010, filed with the SEC on March 18, 2010. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions.

(8) Represents stock options granted to Mr. White pursuant to the terms of his offer letter pursuant to our 2007 Plan. The Compensation Committee approved this grant on February 5, 2009 for grant on the sixth business day of the month after the month in which Mr. White's start date occurred. Mr. White started with NVIDIA on February 27, 2009 and his stock option was granted on March 9, 2009, the same day that stock options were granted to all new employees that started with NVIDIA in February 2009.

(9) Represents the closing price of our common stock as reported by NASDAQ on March 9, 2009, which is the exercise price of stock option grants made under our 2007 Plan.

(10) Represents RSUs granted to Messrs. Burkett, Puri, and Shannon and Ms. Shoquist in the first quarter of fiscal year 2010 pursuant to our 2007 Plan. The Compensation Committee approved these grants on March 10, 2009 for grant on March 18, 2009, the same day that semi-annual grants were made to all of our other eligible employees. There is no purchase price associated with RSUs.

(11) Represents RSUs granted to Messrs. Puri and Shannon and Ms. Shoquist in the third quarter of fiscal year 2010 pursuant to our 2007 Plan. The Compensation Committee approved these grants on September 2, 2009 for grant on September 16, 2009, the same day that semi-annual grants were made to all of our other eligible employees. There is no purchase price associated with RSUs.

Outstanding Equity Awards as of January 31, 2010

The following table presents information regarding outstanding equity awards held by our named executive officers as of January 31, 2010. Option grants made before February 2004 generally had a ten-year term and option grants made after February 2004 generally have a six-year term. As of January 31, 2010, none of our named executive officers held unearned equity incentive awards or stock awards.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Units of Stock That Have Not Vested(#)	Market Value of Units of Stock That Have Not Vested($)
Jen-Hsun Huang	1,500,000	—	$11.95(1)	7/25/2011	—	—
	750,000	—	12.39(1)	5/14/2012	—	—
	600,000	—	8.75(1)	4/12/2011	—	—
	300,000	300,000(3)	8.47(1)	5/16/2012	—	—
	75,000	75,000(4)	10.00(4)	5/16/2012	—	—
	—	151,753(5)	19.16(1)	3/30/2013	—	—
	600,000	—	5.30(1)	5/14/2010	—	—
	—	164,025(6)	34.36(2)	9/18/2014	—	—
	—	180,000(7)	10.00(2)	9/16/2015	—	—
	—	250,000(8)	10.20(2)	3/17/2016	—	—
	—	200,000(9)	23.65(24)	3/18/2015	—	—
	—	298,247(5)	23.65(24)	3/30/2013	—	—
	—	202,500(10)	23.65(24)	3/20/2014	—	—
	—	250,000(11)	15.94(2)	9/15/2016	—	—
David L. White	84,375	365,625(12)	8.30(2)	3/8/2015	—	—
Marvin D. Burkett	168,570	—	8.75(1)	4/12/2010	—	—
	299,994	—	8.47(1)	5/16/2011	—	—
	225,000	—	19.16(1)	3/30/2012	—	—
	123,750	—	18.90(1)	3/20/2013	—	—
	50,119	50,119(13)	34.36(2)	9/18/2013	—	—
	—	75,000(14)	17.66(2)	3/18/2014	—	—
	26,250	8,750(15)	10.20(2)	3/17/2015	—	—
	—	—	—	—	15,000(16)	230,850(23)
Ajay K. Puri	566,611	—	12.05(1)	12/21/2011	—	—
	56,249	—	18.90(1)	3/20/2013	—	—
	22,781	22,782(13)	34.36(2)	9/18/2013	—	—
	—	62,500(14)	17.66(2)	3/18/2014	—	—
	—	56,250(17)	10.00(2)	9/16/2014	—	—
	—	63,750(18)	10.20(2)	3/17/2015	—	—
	—	45,000(19)	15.94(2)	9/15/2015	—	—
	—	—	—	—	35,750(20)	550,193(23)
	—	—	—	—	10,500(21)	161,595(23)

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Units of Stock That Have Not Vested(#)	Market Value of Units of Stock That Have Not Vested($)
David M. Shannon	7,070	—	8.75(1)	4/12/2010	—	—
	157,500	—	8.47(1)	5/16/2011	—	—
	150,000	—	19.16(1)	3/30/2012	—	—
	67,500	—	18.90(1)	3/20/2013	—	—
	27,337	27,338(13)	34.36(2)	9/18/2013	—	—
	—	62,500(14)	17.66(2)	3/18/2014	—	—
	—	56,250(17)	10.00(2)	9/16/2014	—	—
	—	90,100(18)	10.20(2)	3/17/2015	—	—
	—	42,500(19)	15.94(2)	9/15/2015	—	—
	—	—	—	—	56,725(20)	872,998(23)
	—	—	—	—	14,875(21)	228,926(23)
Debora Shoquist	187,499	62,501(22)	36.93(2)	10/4/2013	—	—
	—	75,000(14)	17.66(2)	3/18/2014	—	—
	—	30,000(17)	10.00(2)	9/16/2014	—	—
	—	68,950(18)	10.20(2)	3/17/2015	—	—
	—	32,500(19)	15.94(2)	9/15/2015	—	—
	—	—	—	—	62,525(20)	962,260(23)
	—	—	—	—	11,375(21)	175,061(23)

(1) Represents the closing price of our common stock as reported by NASDAQ on the last trading day prior to the date of grant which is the exercise price of stock option grants made pursuant to our 1998 Plan.

(2) Represents the closing price of our common stock as reported by NASDAQ on the date of grant which is the exercise price of stock option grants made pursuant to our 2007 Plan.

(3) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option will be fully vested on May 15, 2010.

(4) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option will be fully vested on May 15, 2010. This option was granted with an exercise price of $10.00 per share which was a premium over the closing price of our common stock as reported by NASDAQ on the last trading day prior to the date of grant, which was $8.47 per share.

(5) The option vests in equal quarterly installments over a one year period beginning on May 15, 2010 such that the option will be fully vested on May 15, 2011.

(6) The option vests as to 50% of the shares on February 15, 2012, and vests as to the remaining 50% of the shares on May 15, 2012.

(7) The option vests as to 50% of the shares on February 15, 2013, and vests as to the remaining 50% of the shares on May 15, 2013.

(8) The option vests as to 50% of the shares on August 15, 2013, and vests as to the remaining 50% of the shares on November 15, 2013.

(9) The option vests as to 50% of the shares on August 15, 2012, and vests as to the remaining 50% of the shares on November 15, 2012.

(10) The option vests as to 50% of the shares on August 15, 2011, and vests as to the remaining 50% of the shares on November 15, 2011.

(11) The option vests as to 50% of the shares on February 15, 2014, and vests as to the remaining 50% of the shares on May 15, 2014.

(12) The option vests in equal quarterly installments over a four year period beginning on February 27, 2009 such that the option will be fully vested on February 27, 2013.

(13) The option vests as to 50% of the shares on December 19, 2009, and vests as to the remaining 50% of the shares on March 19, 2010.

(14) The option vests as to 50% of the shares on June 19, 2010, and vests as to the remaining 50% of the shares on September 19, 2010.

(15) The option vested in equal quarterly installments over a one year period beginning on March 17, 2009 such that the option was fully vested on March 17, 2010.

(16) The RSU vested in full on March 17, 2010.

(17) The option vests as to 50% of the shares on December 17, 2010, and vests as to the remaining 50% of the shares on March 17, 2011.

(18) The options vested as to 33.36% on March 18, 2010 and will vest as to 8.33% at the end of each quarterly period thereafter such that the option will be fully vested on March 18, 2012.

(19) The options will vest as to 33.36% on September 16, 2010 and as to 8.33% at the end of each quarterly period thereafter such that the option will be fully vested on September 16, 2012.

(20) The RSU vested as to 33.36% on March 17, 2010 and will vest as to 16.66% every six months thereafter over the next two years such that the RSU will be fully vested on March 21, 2012.

(21) The RSU will vest as to 33.36% on September 15, 2010 and as to 16.66% every six months thereafter over the next two years such that the RSU will be fully vested on September 19, 2012.

(22) The option vests in equal quarterly installments over a three year period beginning on September 17, 2007 such that the option will be fully vested on September 17, 2010.

(23) Calculated by multiplying the number of RSUs by the closing price ($15.39) of NVIDIA's common stock on January 29, 2010, the last trading day before the end of our 2010 fiscal year, as reported by NASDAQ.

(24) In connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, effective May 7, 2009, NVIDIA and Mr. Huang agreed to amend the stock options granted to Mr. Huang on March 31, 2006, March 21, 2007 and March 19, 2008 to increase the aggregate exercise price of 700,747 shares held by Mr. Huang by $3.5 million.

Proxy

Option Exercises and Stock Vested in Fiscal Year 2010

The following table shows information regarding option exercises by our named executive officers during fiscal year 2010. None of our named executive officers had stock awards that vested during fiscal year 2010.

	Option Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise ($)(1)
Jen-Hsun Huang	2,604,744(2)	$31,390,064
David L. White	—	—
Marvin D. Burkett	—	—
Ajay K. Puri	—	—
David M. Shannon	71,500(3)	504,249
Debora Shoquist	—	—

(1) The value realized on exercise represents the difference between the exercise price per share of the stock option and the sales price of the shares of our common stock. The value realized was determined without considering any taxes that may have been owed. The exercise price of each stock option was equal to the closing price of our common stock as reported by NASDAQ on the date of grant.

(2) The exercise of the stock option and the sale of the shares acquired during fiscal year 2010 was pursuant to the terms of a 10b5-1 Sales Plan entered into by Mr. Huang in April 2009. This stock option was scheduled to expire on January 30, 2010.

(3) The exercise of the stock option and the sale of the shares acquired during fiscal year 2010 was pursuant to the terms of a 10b5-1 Sales Plan entered into by Mr. Shannon in August 2009. This stock option was scheduled to expire on April 12, 2010.

Employment, Severance and Change-in-Control Agreements

Employment Agreements. Our executives are "at-will" employees and we do not have employment, severance or change-in-control agreements with our executive officers, except as discussed in *Compensation Discussion and Analysis—Severance and Change-in-Control Agreements* for Mr. White.

Change-in-Control Agreements. Our 1998 Plan provides that if we sell all or substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change-in-control, all outstanding awards held by all employees then providing services, including our executive officers, under the 1998 Plan will either (a) be assumed or substituted for by the surviving entity or (b) if not assumed or substituted, the vesting and exercisability of the awards will accelerate in full and the awards will terminate if they are not exercised prior to the closing of the change-in-control.

Our 2007 Plan provides that in the event of a corporate transaction or a change-in-control, outstanding stock awards may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) with respect to any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction or change-in-control, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction or change-in-control.

Potential Payments Upon Termination or Change-in-Control

Potential Payments Upon Change-in-Control. Upon a change-in-control or certain other corporate transactions of NVIDIA, unvested stock options and RSUs will fully vest in some cases as described above under *Employment, Severance and Change-in-Control Agreements—Change-in-Control Agreements.* The table below shows our estimates of the amount of the benefit each of our named executive officers would have received if the unvested options and RSUs held by them as of January 31, 2010 had become fully vested as a result of a change-in-control. The estimated benefit amount of unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable named executive officer by the difference between the closing price of our common stock on January 29, 2010, the last trading day of fiscal year 2010, as reported by NASDAQ, which was $15.39, and the exercise price of the option. The estimated benefit amount of unvested RSUs was calculated by multiplying the number of RSUs held by the applicable named executive officer by the closing price of our common stock on January 29, 2010, the last trading day of fiscal year 2010, as reported by NASDAQ, which was $15.39.

Name	Unvested Options and RSUs at January 31, 2010(#)	Total Estimated Benefit($)
Jen-Hsun Huang	805,000	$4,746,950
David L. White	365,625	2,592,281
Marvin D. Burkett	23,750	276,263
Ajay K. Puri	166,250	1,345,838
David M. Shannon	217,950	1,872,731
Debora Shoquist	172,850	1,656,872

Potential Payments Upon a Termination following a Change-in-Control. Pursuant to the terms of Mr. White's offer letter, in the event that Mr. White's employment was involuntarily terminated as a direct result of the completion of an acquisition of NVIDIA within the first twelve months of his employment, the vesting of his initial grant of 450,000 stock option shares would have been accelerated such that 25% of such grant would have been vested as of the date his employment was terminated. If such termination had occurred as of January 31, 2010 following the completion of an acquisition of NVIDIA, then 28,125 stock option shares would have accelerated for an estimated benefit of $199,406. The estimated benefit was calculated by multiplying the 28,125 stock option shares by the difference between the closing price of our common stock on January 29, 2010, the last trading day of fiscal year 2010, as reported by NASDAQ, which was $15.39, and the exercise price of the stock option of $8.30. Mr. White completed his first twelve months of employment on February 27, 2010.

COMPENSATION COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing unless specifically incorporated by reference therein.

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 31, 2010 and in this proxy statement.

COMPENSATION COMMITTEE

Mark Stevens, Chairman
William J. Miller
Harvey Jones

EQUITY COMPENSATION PLAN INFORMATION

The number of shares issuable upon exercise of outstanding stock options and RSUs, the weighted-average exercise price of outstanding stock options, and the number of stock award remaining for future issuance under each of our equity compensation plans as of January 31, 2010 are summarized as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	59,918,654	$10.00(3)	82,723,618
Equity compensation plans not approved by security holders(2)	5,918,280	$10.10(3)	—
Total	65,836,934	$10.01(3)	82,723,618

(1) This row includes our 2007 Plan (which is intended as the successor to and continuation of our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan and our 2000 Nonstatutory Equity Incentive Plan) and our 1998 Employee Stock Purchase Plan. Of these shares, 38,701,241 shares remained available for the grant of future rights under our 1998 Employee Stock Purchase Plan as of January 31, 2010. Under our 1998 Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

(2) This row represents the 2000 Nonstatutory Equity Incentive Plan, the PortalPlayer, Inc. 2004 Stock Incentive Plan and the PortalPlayer, Inc. 1999 Stock Option Plan, which are described below.

(3) Represents the weighted average exercise price of outstanding stock options only.

2000 Nonstatutory Equity Incentive Plan

The 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, provided for the grant of nonstatutory stock options to employees, directors, and consultants. The terms and exercise price of awards granted under the 2000 Plan are set forth in each optionee's option agreement. The term of nonstatutory stock options is either six or ten years. Grants made after May 8, 2003 generally have six year terms. Until February 2004, options granted to new employees vested over a period of four years, with 25% of the shares vesting one year from the date of grant and the remaining 75% of the shares vesting quarterly over the next three years. During this same time period, stock options granted to existing employees generally would vest each quarter over a four-year period from the date of grant. Beginning in February 2004, new employees' initial options vest quarterly over a three-year period. Grants to existing employees in recognition of performance also vest over a three-year period; however, the option did not begin vesting until the second anniversary of the date of grant, after which time the option vests in quarterly increments over the remaining one-year period. Generally, an option terminates three months after the termination of the optionee's service to NVIDIA. If the termination is due to the optionee's disability, the exercise period generally is extended to 12 months. If the termination is due to the optionee's death or if the optionee dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death. We no longer make option grants from this plan.

PortalPlayer, Inc. 2004 Stock Incentive Plan

We assumed the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the 2004 Plan, and all related outstanding options in connection with our acquisition of PortalPlayer, Inc., or PortalPlayer, in January 2007. The 2004 Plan was adopted by the PortalPlayer stockholders in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates for the assumed options did not change. Under the 2004 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant. We no longer make option grants from this plan.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer in January 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change. Under the 1999 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant.

ADDITIONAL INFORMATION

Review of Transactions with Related Persons

It is our policy that all employees, officers and directors must avoid any activity that is in conflict with, or has the appearance of conflicting with, our interests. This policy is included in our Code of Conduct and our Financial Team Code of Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all transactions involving executive officers or directors must be approved by the Nominating and Corporate Governance Committee or another independent body of the Board. Except as discussed below, we did not conduct any transactions with related persons in fiscal year 2010 that would require disclosure in this proxy statement or approval by the Audit Committee.

Transactions With Related Persons

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our bylaws. We also intend to execute these agreements with our future executive officers and directors.

See the section above entitled *Employment, Severance and Change-in-Control Agreements* for a description of the terms of our 1998 Plan and our 2007 Plan related to a change–in-control of NVIDIA.

We have granted stock options to our executive officers and our non-employee directors. See "*Executive Compensation*" and "*Director Compensation*."

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year 2010, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with; except that a Form 4, covering the transfer of 75,000 shares of our common stock from a trust under which Mr. Seawell exercises sole voting and dispositive power to a trust under which Mr. Seawell exercises shared voting and dispositive power, was filed late by Mr. Seawell.

Other Matters

The Board knows of no other matters that will be presented for consideration at the 2010 Annual Meeting. If any other matters are properly brought before the 2010 Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



David M. Shannon
Secretary

April 6, 2010

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 31, 2010 AS FILED WITH THE SEC IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. STOCKHOLDERS MAY SUBMIT A WRITTEN REQUEST FOR AN ADDITIONAL COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 31, 2010 TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2701 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95050. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE FORM 10-K IF SPECIFICALLY REQUESTED IN WRITING.



San Tomas Expressway
B
A
C
D
Building E
NVIDIA.
Walsh Avenue
Scott Boulevard

Directions to Our Headquarters – Building E

FROM HIGHWAY 101

Take the San Tomas/Montague Exit
Follow the sign to San Tomas Expressway
Stay on San Tomas for less than a mile to Walsh Avenue
Turn left onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

FROM INTERSTATE 280

Take the Saratoga Ave/Saratoga Exit towards Santa Clara
Stay on Saratoga Avenue for about 1 mile
Turn left onto San Tomas Expressway and drive for approximately 3 miles to Walsh Avenue
Turn right onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-23985

NVIDIA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-3177549**
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2701 San Tomas Expressway
Santa Clara, California 95050
(408) 486-2000
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 26, 2009 was approximately $6.7 billion (based on the closing sales price of the registrant's common stock as reported by the NASDAQ Global Select Market, on July 24, 2009). This calculation excludes approximately 26,801,768 shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by such organizations whose ownership exceeds 5% of the registrant's outstanding common stock that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

The number of shares of common stock outstanding as of March 10, 2010 was 566.5 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by April 6, 2010 are incorporated by reference.

NVIDIA CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

NVIDIA, GeForce, SLI, Hybrid SLI, GoForce, Quadro, NVIDIA Quadro, NVIDIA nForce, Tesla, Tegra, CUDA, NVIDIA APX, PhysX, Ageia, Mental Images, and the NVIDIA logo are our trademarks and/or registered trademarks in the United States and other countries that are used in this document. We may also refer to trademarks of other corporations and organizations in this document.

Our Company

NVIDIA Corporation helped awaken the world to the power of computer graphics when it invented the graphics processor unit, or GPU, in 1999. Expertise in programmable GPUs has led to breakthroughs in parallel processing which make supercomputing inexpensive and widely accessible. We serve the entertainment and consumer market with our GeForce graphics products, the professional design and visualization market with our Quadro graphics products, the high-performance computing market with our Tesla computing solutions products, and the mobile computing market with our Tegra system-on-a-chip products. During the last several fiscal years, we have operated and reported four major product-line operating segments: the GPU business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB. However, effective with the first quarter of fiscal year 2011, we will no longer separate our MCP and GPU operating segments as such segmentation will no longer be reflective of the way we manage those businesses.

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business, as we have reported it through fiscal year 2010, has been comprised primarily of our ION motherboard GPUs, or mGPU products. Our

CPB is comprised of our Tegra mobile products that support tablets and smartbooks, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com*. The contents of our website are not a part of this Form 10-K.

GPU Business

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products. Our GPU business is focused on Microsoft Windows and Apple PC platforms. GeForce GPUs power PCs made by or distributed by most PC OEMs in the world for desktop PCs, notebook PCs, and PCs loaded with Windows Media Center and other media extenders such as the Apple TV. GPUs enhance the user experience for playing video games, editing photos, viewing and editing videos and high-definition, or HD, movies.

We believe we are in an era where visual computing is becoming increasingly important to consumers and other end users of our products. Our strategy is to promote our GeForce brand as one of the most important processors through technology leadership, increasing programmability, and great content experience. In fiscal year 2010, our strategy was to extend our architectural and technology advantage with our GeForce GPUs.

During fiscal year 2010, we introduced our next generation CUDA GPU architecture, codenamed "Fermi". We expect the Fermi architecture to be the foundation for computational GPUs, and to enable breakthroughs in both graphics and parallel computing. We also launched a development environment for massively parallel computing. Using this tool, which is named NVIDIA Parallel Nsight, and is integrated into Microsoft Visual Studio we expect that developers will be able to use Microsoft Visual Studio and C++ to write applications that leverage Fermi's GPU architecture. It is also designed to accelerate performance on a wider array of applications including ray tracing, physics simulation, finite element analysis, high-precision scientific computing, sparse linear algebra, sorting, and search algorithms.

During fiscal year 2010, we also delivered our first 40nm GPUs to customers. Because of limited 40nm wafer foundry capacity, in addition to supplier challenges related to 40nm process manufacturing yields, we were forced to allocate our available 40nm product supply among our customers.

In addition, we launched Optimus™ technology, a combination of software and hardware innovations for notebooks, which turns on and off the GPU based on application needs without any user intervention thus providing the advanced performance of discrete graphics while at the same time still delivering prolonged battery life. Our OEM customers have currently announced the availability of eight notebook models with 50 systems to be scheduled for availability by summer 2010. We believe Optimus has the potential to expand the overall market share for discrete GPUs by increasing the GPU attach rate in the notebook segment.

Professional Solutions Business

Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our Tesla high-performance computing products. Our Quadro brand products are designed to deliver the highest possible level of graphics performance and application compatibility for the professional industry. Quadro products are recognized by many as the standard for professional graphics solutions needed to solve many of the world's most complex visual computing challenges in the manufacturing, entertainment, medical, science, and aerospace industries. Quadro products are fully certified by several software developers for professional workstation applications and are designed to deliver the graphics performance and precision required by professional applications.

We believe that recent years have experienced an increasing level of global adoption of the computer-aided design approach of product creation. We have achieved a leading position in the professional graphics category by providing innovative GPU technology, software, and tools that integrate the capabilities of our GPU with a broad array of visualization products.

During fiscal year 2010, we launched RealityServer, a combination of GPU hardware and software with the ability to stream interactive, photorealistic 3D applications to any web- connected PC, laptop, netbook or smart phone. We also launched during the year two significant enhancements to our Quadro product line-up: Quadro Plex SVS, a scalable visual computing platform for professionals who interact with 3D models and analyze large volumes of data, and the OptiX ray tracing engine, part of a suite of application acceleration engines for software developers. This suite also includes engines for managing 3D data and scenes, scaling performance across multiple GPUs and real-time modeling of hyper-realistic physical and environmental effects.

In the area of high performance computing, we also announced during fiscal year 2010 that AMBER, one of the popular molecular dynamics codes used by researchers in academia and pharmaceutical companies to research new drugs, had been accelerated by our CUDA architecture for massively parallel processing. AMBER, accelerated by CUDA, now runs up to 50 times faster on a GPU than on a central processing unit, or CPU.

Hewlett-Packard Company and Super Micro Computer, Inc. began carrying our Tesla computing solution products during fiscal year 2010, joining a global list of OEMs, including Cray Inc., Dell Inc., Hewlett-Packard Lenovo, Silicon Graphics International and Sun Microsystems. We recently collaborated with a leading Chinese geophysical services provider to unveil the launch of a new Tesla-based hardware and seismic software suite that accelerates the performance of complex seismic data computation for oil and gas companies in China. We also collaborated with the investment banking division of a leading European financial institution to replace their CPU cores with a smaller cluster consisting of CPU servers and two Tesla GPU-based S1070 systems, which require significantly less power. Factoring the acceleration in processing times achieved using Tesla GPUs, the division is using almost 200 times less electricity than before.

With CUDA, we are able to speed up general purpose compute-intensive applications like we do for 3D graphics processing. Five new consumer applications were launched that are accelerated by the CUDA architecture on our GPUs—Super LoiloScope Mars, for video editing, ArcSoft SimHD, for DVD image enhancement, Nero Move It and Cyberlink MediaShow Espresso, for video format conversion, and Motion DSP vReveal, for real-time video quality enhancement. Developers are able to speed-up algorithms in areas ranging from nano molecular dynamics to image processing, medical image reconstruction and derivatives modeling for financial risk analysis. Over 300 universities around the world now teach parallel programming with CUDA and many PC OEMs now offer high performance computing solutions with Tesla for use by customers around the world, including Motorola Inc., Chevron Corporation, General Electric Health Care and General Mills Inc.. Researchers use CUDA to accelerate their time-to-discovery, and popular off-the-shelf software packages are now CUDA accelerated.

MCP Business

Our MCP business, as we have reported it through fiscal year 2010, is comprised primarily of our ION mGPU products. Our ION family of products addresses the integrated core logic market. Core logic is the computer's "central nervous system," controlling and directing high speed data between or CPU, the GPU, storage, and networks. High quality, long-term reliability, and top performance are key customer demands of core logic suppliers.

Our ION mGPU products are focused on transforming mainstream Intel PCs into a premium experience typically found in higher priced laptops and desktops. Our strategy is to combine the ION mGPU found in new desktop and notebook PCs with the Intel Celeron, Core 2 Duo or Atom CPUs. These combinations create a platform that enables a premium PC experience in a lower cost and smaller form factor, thus enabling netbooks and all-in-one PCs to play rich media content and popular games in HD.

At Computex 2009, our ION platform was awarded the Best Choice award. We announced 21 ION-related design wins at Computex 2009, and have announced more design wins since then. Additionally, along with Adobe Systems Incorporated, or Adobe, we announced GPU acceleration for the Flash player, bringing Internet video to a new class of low-power PCs and Internet devices.

During fiscal year 2010, we began redirecting our development strategy in our MCP business in response to our on-going dispute with Intel Corporation. In February 2009, Intel filed suit against us, related to a chipset license agreement that we entered into with Intel in 2004. In March 2009, we asserted counterclaims against Intel pursuant to which we seek an order declaring that Intel breached the chipset license agreement as well as the implied covenant of good faith and fair dealing underlying the license agreements, and seeking, among other things, termination of Intel's cross license to our technology. Notwithstanding our belief that the chipset license agreement extends to a component of the new Intel processor architecture referred to as Direct Media Interface, or DMI, we currently have no intention of building a DMI-based chipset while this dispute remains unresolved. As a result, we began redirecting our MCP development resources to other programs. Please refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation

Consumer Products Business

Our CPB is comprised of our Tegra mobile products that support smartphones, smartbooks, tablets, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

Our mobile strategy is to create a system-on-a-chip that enables entertainment and web experiences that end users currently enjoy on a PC. NVIDIA Tegra mobile products implement design techniques, both inside the chips and at the system level, which result in high performance and long battery life. These technologies enhance visual display capabilities, improve connectivity, and minimize chip and system-level power consumption.

During fiscal year 2010, we demonstrated the Tegra 600 Series, our first generation system-on-a-chip that enables an always-on, always-connected HD smartbook that offers playback of advanced multimedia content such as 720p HD video, while at the same time consuming minimal power and allowing users to go days between battery charges. Also during fiscal year 2010, our Tegra product was included in Microsoft's Zune HD and the Samsung M1, both of which were being sold in the marketplace.

During the recent Consumer Electronics Show in January 2010, we announced our next-generation of Tegra processing technology. Tegra is the processor for the mobile web, specifically designed for the high-resolution needs of tablets. Tegra combines browsing, streaming 1080p video and Flash 10.1 acceleration with a 3D user interface and days of battery life. We have multiple next-generation Tegra design wins in tablets, smartbooks and smartphones, with the first of these expected to ship during the second quarter of fiscal year 2011. Additionally, we have announced that Volkswagen and Audi will use next-generation Tegra starting in fiscal year 2012.In addition, we announced 3D Vision Surround for GeForce, a high-definition 3D stereo solution for the home at the recent Consumer Electronics Show in January 2010. 3D Vision is a combination of wireless glasses, a high-power infrared emitter and software that transforms PC games into full stereoscopic 3D experiences. Over 420 games now support NVIDIA 3D Vision.

Our Strategy

We design our products to enable our PC OEMs, ODMs, system builders, motherboard and add-in board manufacturers, and cellular phone and consumer electronics OEMs to build products that deliver state-of-the-art features, performance, compatibility and power efficiency while maintaining competitive pricing and profitability. We believe that by developing 3D graphics, HD, and video and media communications solutions that provide superior performance and address the key requirements of each of the product categories we serve, we will accelerate the adoption of HD digital media platforms and devices throughout these segments. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that span from professional workstations, to consumer PCs to tablets, smartbooks and smartphones.

Our objective is to be the leading supplier of programmable, high-performance GPUs and ultra-low power mobile system-on-a-chip products. Our current focus is on the desktop PC, professional workstation, notebook PC, high-performance computing, and application processor product lines, and we plan to expand into other product lines. Our strategy to achieve this objective includes the following key elements:

Build Award-Winning, Architecturally-Compatible 3D Graphics, HD Video, Media Communications and Ultra-Low Power Product Families for the PC, Handheld and Digital Entertainment Platforms. Our strategy is to achieve market segment leadership in these platforms by providing award-winning performance at every price point. By developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of these platforms, we believe that we will accelerate the adoption of 3D graphics and rich digital media.

Target Leading OEMs, ODMs and System Builders. Our strategy is to enable our leading PC, handheld and consumer electronics OEMs, ODMs and major system builder customers to differentiate their products in a highly competitive marketplace by using our products. We believe that design wins with these industry leaders provide market validation of our products, increase brand awareness and enhance our ability to penetrate additional leading customer accounts. In addition, we believe that close relationships with OEMs, ODMs and major system builders will allow us to better anticipate and address customer needs with future generations of our products.

Sustain Technology and Product Leadership in 3D Graphics and HD Video, and Media Communications and Ultra-Low Power. We are focused on using our advanced engineering capabilities to accelerate the quality and performance of 3D graphics, HD video, media communications and ultra-low power processing in PCs and handheld devices. A fundamental aspect of our strategy is to actively recruit the best 3D graphics and HD video, networking and communications engineers in the industry, and we believe that we have assembled an exceptionally experienced and talented engineering team. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, and mobile and consumer products using independent design teams. As we have in the past, we intend to use this strategy to achieve new levels of graphics, networking and communications features and performance and ultra-low power designs, enabling our customers to achieve superior performance in their products.

Increase Market Share. We believe that substantial market share will be important to achieving success. We intend to achieve a leading share of the market in areas in which we don't have a leading market share, and maintain a leading share of the market in areas in which we do have the lead, by devoting substantial resources to building families of products for a wide range of applications that offer significant improvement in performance over existing products.

Use Our Expertise in Digital Multimedia. We believe the synergy created by the combination of 3D graphics, HD video and the Internet will fundamentally change the way people work, learn, communicate and play. We believe that our expertise in HD graphics and system architecture positions us to help drive this transformation. We are using our expertise in the processing and transmission of high-bandwidth digital media to develop products designed to address the requirements of high-bandwidth concurrent multimedia.

Use Our Intellectual Property and Resources to Enter into License and Development Contracts. From time to time, we expect to enter into license arrangements that will require significant customization of our intellectual property components. For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For example, we have entered into agreements to jointly develop custom GPUs for gaming consoles and have licensed software development tools.

Revolutionize computing with CUDA and Tesla. Tesla is a family of GPU computing products that delivers processing capabilities for high-performance computing applications, and marks our entry into the high-performance computing industry. NVIDIA CUDA is a general purpose parallel computing architecture that leverages the parallel compute engine in NVIDIA GPUs to solve many complex computational problems in a fraction of the time required on a CPU. Our CUDA parallel processing architecture can accelerate compute-intensive applications by significant multiples over that of a CPU alone. We are working with developers around the world who have adopted and written application programs for the CUDA architecture using various high-level programming languages, which can then be run at great execution speeds on a CUDA enabled GPU. With CUDA, we are able to speed up general purpose compute-intensive applications like we do for 3D graphics processing. Developers are able to speed-up algorithms in areas ranging from nano molecular dynamics to image processing, medical image reconstruction and derivatives modeling for financial risk analysis. We are also working with universities around the world who now teach parallel programming with CUDA and we are also working with many PC OEMs who now offer high performance computing solutions with Tesla for use by their customers around the world. Researchers also use CUDA to accelerate their time-to-discovery, and popular off-the-shelf software packages are now CUDA accelerated.

Sales and Marketing

Our worldwide sales and marketing strategy is a key part of our objective to become the leading supplier of programmable, high-performance GPUs and ultra-low power mobile system-on-a-chip products. Our sales and marketing teams work closely with each industry's respective OEMs, ODMs, system builders, motherboard manufacturers, add-in board manufacturers and industry trendsetters, collectively referred to as our Channel, to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support the competitive and complex design win process. We also employ a highly skilled team of application engineers to assist our Channel in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are keys to improving our Channel's time-to-market, maintaining a high level of customer satisfaction within our Channel and fostering relationships that encourage customers to use the next generation of our products.

In the segments we serve that purchase our GPUs, the sales process involves achieving key design wins with leading OEMs and major system builders and supporting the product design into high volume production with key ODMs, motherboard manufacturers and add-in board manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading independent contract equipment manufacturers, or CEMs, ODMs, motherboard manufacturers, add-in board manufacturers and distributors, each of which have relationships with a broad range of major OEMs and/or strong brand name recognition in the retail channel. In the CPB segment we serve, the sales process primarily involves achieving key design wins directly with the leading handheld OEMs and supporting the product design into high-volume production. Currently, we sell a significant portion of our processors directly to distributors, CEMs, ODMs, motherboard manufacturers and add-in board manufacturers, which then sell boards and systems with our products to leading OEMs, retail outlets and a large number of system builders.

Although as a result of our Channel strategy, a small number of our customers represent the majority of our revenue, their end customers include a large number of OEMs and system builders throughout the world. Sales to our largest customer, Quanta, accounted for 12% of our total revenue for fiscal year 2010.

To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes certain that our products are available to developers prior to volume availability in order to encourage the development of software titles that are optimized for our products.

Backlog

Our sales are primarily made pursuant to standard purchase orders. The quantity of products purchased by our customers as well as our shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we believe that only a small portion of our backlog is non-cancelable and that the dollar amount associated with the non-cancelable portion is not significant.

Seasonality

Our industry is largely focused on the consumer products market. Historically, we have seen stronger revenue in the second half of our fiscal year than in the first half of our fiscal year, primarily due to back-to-school and holiday demand. Revenue in the second half of fiscal year 2010 grew by 31% when compared to revenue from the first half of fiscal year 2010. While we anticipate that this historical seasonal trend will resume, there can be no assurance of such trend. For example, this seasonal trend did not occur in fiscal year 2009 where revenue in the second half of fiscal year 2009 declined by 33% when compared to revenue from the first half of fiscal year 2009 due to the worldwide recessionary economic environment at the time.

Manufacturing

Fabless Manufacturing Strategy

We do not directly manufacture semiconductor wafers used for our products. Instead, we utilize what is known as a fabless manufacturing strategy for all of our product-line operating segments whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy uses the expertise of industry-leading suppliers that are certified by the International Organization for Standardization, or ISO, in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, this strategy allows us to avoid many of the significant costs and risks associated with owning and operating manufacturing operations. Our suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus our resources on product design, additional quality assurance, marketing and customer support.

We utilize industry-leading suppliers, such as Taiwan Semiconductor Manufacturing Corporation, or TSMC and United Microelectronics Corporation, or UMC, to produce our semiconductor wafers. We then utilize independent subcontractors, such as Advanced Semiconductor Engineering, or ASE, JSI Logistics Ltd., or JSI, King Yuan Electronics Co., Ltd, or KYEC, Siliconware Precision Industries Company Ltd., or SPIL, and STATS ChipPAC Incorporated, or ChipPAC, to perform assembly, testing and packaging of most of our products.

We typically receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship the semiconductors to CEMs, distributors, motherboard and add-in board manufacturer customers from our third-party warehouse in Hong Kong. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, and then ship the products to retailers, system builders or OEMs as motherboard and add-in board solutions.

Inventory and Working Capital

Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We generally maintain substantial inventories of our products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

Our existing cash and marketable securities balances increased by 38% at the end of fiscal year 2010 when compared with the end of fiscal year 2009. We believe that these balances and our anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months.

Research and Development

We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics, HD video, audio, ultra-low power consumption, and system-on-chip architectures is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, and mobile and consumer products using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, very large scale integration design engineering, process engineering, architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

A critical component of our product development effort is our partnerships with leaders in the computer aided design, or CAD, industry. We invest significant resources in the development of relationships with industry leaders, often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEM and other manufacturers.

As of January 31, 2010, we had 3,940 full-time employees engaged in research and development. During fiscal years 2010, 2009 and 2008, we incurred research and development expense of $908.9 million, $855.9 million and $691.6 million, respectively.

Competition

The market for our products is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, software support, conformity to industry standard Application Programming Interfaces, or APIs, manufacturing capabilities, processor pricing, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality and at competitive prices. We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

A significant source of competition comes from companies that provide or intend to provide GPUs and mobile and consumer products. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes.

Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as AMD, Broadcom Corporation, or Broadcom, Silicon Integrated Systems, Inc., or SIS, VIA Technologies, Inc., or VIA, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., SIS, and VIA; and
- suppliers of system-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones, handheld devices or embedded devices such as AMD, Broadcom, Freescale Semiconductor Inc., Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell Technology Group Ltd, or Marvell, NEC Corporation, Qualcomm Incorporated, Renesas Technology, Samsung, Seiko-Epson, ST Microelectronics, Texas Instruments Incorporated, and Toshiba America, Inc.;

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. AMD has also announced a platform solution. Additionally, Intel and AMD have each announced its intention to integrate a central processing unit, or CPU, and a GPU on the same chip or same package, as evidenced by AMD's announcement of its Fusion processor project and Intel's announcement of its multichip packaged solution codenamed Arrandale. If AMD and Intel continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

If and to the extent we offer products in new markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. For example, in the case of our CPB, our Tegra products primarily compete in architecture used in tablets, smartbooks, smartphones, and other handheld consumer devices.

Our GPU and MCP products are currently used with both Intel and AMD processors. In February 2009, Intel filed suit against us, related to a patent license agreement that we signed with Intel in 2004. Intel seeks an order from the court declaring that the license does not extend to a new Intel processor architecture and enjoining us from stating that we have licensing rights for this architecture. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with these Intel processors and our competitive position would be harmed. In addition, in order to continue to sell MCP products for use with these Intel processors we could be required to negotiate a new license agreement with Intel and we may not be able to do so on reasonable terms, if at all.

Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. Our currently issued patents have expiration dates from March 25, 2010 to June 18, 2029. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the location in which our products are manufactured;
- our strategic technology or product directions in different countries;
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions; and
- the commercial significance of our operations and our competitors' operations in particular countries and regions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in some of our products and for defensive reasons, and expect to continue to enter into such license agreements. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

Employees

As of January 31, 2010 we had 5,706 employees, 3,940 of whom were engaged in research and development and 1,766 of whom were engaged in sales, marketing, operations and administrative positions. We believe our relationships with our employees are good.

Financial Information by Business Segment and Geographic Data

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the last several fiscal years, we have operated and reported four major product-line operating segments to our CODM: the GPU business, the PSB, the MCP business, and the CPB. However, effective with the first quarter of fiscal year 2011, we will no longer separate our MCP and GPU operating segments as such segmentation will no longer be reflective of the way we manage those businesses. Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business, as we have reported it through fiscal year 2010, has been comprised primarily of our ION motherboard GPUs, or mGPU products. Our CPB is comprised of our Tegra mobile brand and products that support tablets and smartbooks, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration, corporate marketing expenses, charges related to our stock option purchase, restructuring charges and certain vendor price credits not allocated to specific operating segments all of which totaled $386.1 million, $346.1 million and $266.2 million for fiscal years 2010, 2009 and 2008, respectively, that we do not allocate to our other operating segments as these expenses are not included in the segment operating performance measures evaluated by our CODM. "All Other" also includes the results of operations of other miscellaneous reporting segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of components. Certain prior period amounts have been revised to conform to the presentation of our current fiscal year.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole. The information included in Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K, including financial information by business segment and revenue and long-lived assets by geographic region, is hereby incorporated by reference.

Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers, their ages and their positions as of February 26, 2010:

Name	Age	Position
Jen-Hsun Huang	47	President, Chief Executive Officer and Director
David L. White	54	Executive Vice President and Chief Financial Officer
Ajay K. Puri	55	Executive Vice President, Worldwide Sales
David M. Shannon	54	Executive Vice President, General Counsel and Secretary
Debora Shoquist	55	Executive Vice President, Operations

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as its President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

David L. White joined NVIDIA in February 2009 as Executive Vice President and Chief Financial Officer. From August 2004 to February 2009, Mr. White served as the Executive Vice President of Finance and Chief Financial Officer of Sanmina-SCI Corporation, a global provider of customized, integrated electronics manufacturing services to original equipment manufacturers in the communications, enterprise computing and medical industries and various other end markets. From 2003 to 2004, Mr. White was Senior Vice President and Chief Financial Officer of Asyst Technologies, Inc., a provider of integrated hardware and software automation solutions that enhance semiconductor and flat-panel display manufacturing productivity. Mr. White served as President and Chief Executive Officer of Candescent Technologies Corporation, a developer of field emission display technology for next-generation thin flat-panel displays, and held various other positions, from 1995 to 2002. Mr. White holds a B.S. degree from Brigham Young University and an M.B.A. from the University of Washington.

Ajay K. Puri joined NVIDIA in December 2005 as Senior Vice President, Worldwide Sales and became Executive Vice President, Worldwide Sales in January 2009. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard Company, Booz Allen Hamilton Inc., and Texas Instruments Incorporated. Mr. Puri holds an M.B.A. degree from Harvard University, an M.S.E.E. degree from the California Institute of Technology and a B.S.E.E. degree from the University of Minnesota.

David M. Shannon joined NVIDIA in August 2002 as Vice President and General Counsel. Mr. Shannon became Secretary of NVIDIA in April 2005, a Senior Vice President in December 2005 and an Executive Vice President in January 2009. From 1993 to 2002, Mr. Shannon held various counsel positions at Intel, including the most recent position of Vice President and Assistant General Counsel. Mr. Shannon also practiced for eight years in the law firm of Gibson Dunn and Crutcher, focusing on complex commercial and high-technology related litigation. Mr. Shannon holds B.A. and J.D. degrees from Pepperdine University.

Debora Shoquist joined NVIDIA in September 2007 as Senior Vice President of Operations and became Executive Vice President of Operations in January 2009. From 2004 to 2007, Ms. Shoquist served as Senior Vice President of Operations at JDS Uniphase Corporation, a provider of communications test and measurement solutions and optical products for the telecommunications industry. From 2002 to 2004, she served as Senior Vice President and General Manager of the Electro-Optics business at Coherent, Inc., a manufacturer of commercial and scientific laser equipment. Her experience includes her role at Quantum Corporation as the President of the Personal Computer Hard Disk Drive Division. Her experience also includes senior roles at Hewlett-Packard Corporation. She holds a B.S degree in Electrical Engineering from Kansas State University and a B.S. degree in Biology from Santa Clara University.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, or the Exchange Act, are available free of charge on or through our

Internet web site, http://www.nvidia.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. Our web site and the information on it or connected to it is not a part of this Form 10-K.

ITEM 1A. RISK FACTORS

In evaluating NVIDIA and our business, the following factors should be considered in addition to the other information in this Annual Report on Form 10-K. Before you buy our common stock, you should know that making such an investment involves some risks including, but not limited to, the risks described below. Additionally, any one of the following risks could seriously harm our business, financial condition and results of operations, which could cause our stock price to decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business, Industry and Partners

We depend on foundries to manufacture our products and these third parties may not be able to satisfy our manufacturing requirements, which would harm our business.

We do not manufacture the silicon wafers used for our products and do not own or operate a wafer fabrication facility. Instead, we are dependent on industry-leading foundries, such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, to manufacture our semiconductor wafers using their fabrication equipment and techniques. A substantial portion of our wafers are supplied by TSMC. The foundries, which have limited capacity, also manufacture products for other semiconductor companies, including some of our competitors. Since we do not have long-term commitment contracts with any of these foundries, they do not have an obligation to provide us with any minimum quantity of product at any time or at any set price, except as may be provided in a specific purchase order. Most of our products are only manufactured by one foundry at a time. In times of high demand, the foundries could choose to prioritize their capacity for other companies, reduce or eliminate deliveries to us, or increase the prices that they charge us. If we are unable to meet customer demand due to reduced or eliminated deliveries or have to increase the prices of our products, we could lose sales to customers, which would negatively impact our revenue and our reputation. For example, revenue during the fourth quarter of fiscal year 2010 was somewhat limited by supply constraints related to 40nm products. These supply constraints were driven by limited 40nm wafer foundry capacity as well as challenges related to 40nm process manufacturing yields. As a result, we have been forced to allocate our available 40nm product supply among our customers. We expect such supply constraints could have a further limiting impact on our revenue for the first quarter of fiscal year 2011.

Because the lead-time needed to establish a strategic relationship with a new manufacturing partner and achieve initial production could be over a year, we do not have an alternative source of supply for our products. In addition, the time and effort to qualify a new foundry would result in additional expense, diversion of resources, and could result in lost sales, any of which would negatively impact our financial results. We believe that long-term market acceptance for our products will depend on reliable relationships with the third-party manufacturers we use to ensure adequate product supply and competitive pricing to respond to customer demand.

If our Third-Party Foundries are not able to transition to new manufacturing process technologies or develop, obtain or successfully implement high quality, leading-edge process technologies our operating results and gross margin could be adversely affected.

We use the most advanced manufacturing process technology appropriate for our products that is available from our third-party foundries. As a result, we continuously evaluate the benefits of migrating our products to smaller geometry process technologies in order to improve performance and reduce costs. We believe this strategy will help us remain competitive. Our current product families are manufactured using 0.15 micron, 0.14 micron, 0.13 micron, 0.11 micron, 90 nanometer, 65 nanometer, 55 nanometer and 40 nanometer process technologies. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development, which could negatively impact our operating expenses and gross margin.

We have experienced difficulty in migrating to new manufacturing processes in the past and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our new products to smaller geometry processes. Moreover, we are dependent on our third-party manufacturers to invest sufficient funds in new manufacturing processes in order to have ample capacity for all of their customers and to develop the processes in a timely manner. Our product cycles may also depend on our third-party manufacturers migrating to smaller geometry processes successfully and in time for us to meet our customer demands. Some of our competitors own their manufacturing facilities and may be able to move to a new state of the art manufacturing process more quickly or more successfully than our manufacturing partners. If our suppliers fall behind our competitors in manufacturing processes, the development and customer demand for our products and the use of our products could be negatively impacted. If we are forced to use larger geometric processes in manufacturing a product than our competition, our gross margin may be reduced. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our operating results and our gross margin.

We cannot be certain that our third-party foundries will be able to develop, obtain or successfully implement high quality, leading-edge process technologies needed to manufacturer our products profitably or on a timely basis or that our competitors (including those that own their own manufacturing facilities) will not develop such high quality, leading-edge process technologies earlier. If our third party-foundries experience manufacturing inefficiencies, we may fail to achieve acceptable yields or experience product delivery delays. If our third-party foundries fall behind our competitors (including those that own their own manufacturing facilities), the development and customer demand for our products and the use of our products could be negatively impacted. Additionally, we cannot be certain that our third-party foundries will manufacturer our products at a price that is competitive to what our competitors pay. If our third-party foundries do not charge us a competitive price, our operating results and gross margin will be negatively impacted.

Failure to achieve expected manufacturing yields for our products could negatively impact our financial results and damage our reputation.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Low yields may result from either product design or process technology failure. We do not know a yield problem exists until our design is manufactured. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation by, and communication between, us and the manufacturer. Because of our potentially limited access to wafer foundry capacity, decreases in manufacturing yields could result in an increase in our costs and force us to allocate our available product supply among our customers. Lower than expected yields could potentially harm customer relationships, our reputation and our financial results.

Global economic conditions may adversely affect our business and financial results.

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a continuing risk to our business as consumers and businesses have postponed spending in response to tighter credit, negative financial news and/or declines in income or asset values, which have reduced the demand for our products.

Other factors that could depress demand for our products in the future include conditions in the residential real estate and mortgage markets, expectations for inflation, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer and business spending behavior. These and other economic factors have reduced demand for our products and could further harm our business, financial condition and operating results.

The financial turmoil that affected the banking system and financial markets and the increased possibility that financial institutions may consolidate or go out of business resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, including channel partner, insolvencies; and failure of financial institutions, which may negatively impact our treasury operations. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates; and cash, cash equivalent and marketable securities balances. Volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them.

Our business is cyclical in nature and has experienced severe downturns that have, and may in the future, materially adversely affect our business and financial results.

Our business is directly affected by market conditions in the highly cyclical semiconductor industry. The semiconductor industry has been adversely affected by many factors, including the recent global downturn, ongoing efforts by our customers to reduce their spending, diminished product demand, increased inventory levels, lower average selling prices, uncertainty regarding long-term growth rates and underlying financial health and increased competition. These factors, could, among other things, limit our ability to maintain or increase our sales or recognize revenue and in turn adversely affect our business, operating results and financial condition. If our actions to reduce our operating expenses to sufficiently offset these factors during this downturn are unsuccessful, our operating results will suffer.

Our failure to estimate customer demand properly could adversely affect our financial results.

We manufacture our products based on forecasts of customer demand in order to have shorter shipment lead times and quicker delivery schedules for our customers. As a result, we may build inventories for anticipated periods of growth which do not occur or may build inventory anticipating demand for a product that does not materialize. In forecasting demand, we make multiple assumptions any of which may prove to be incorrect. Situations that may result in excess or obsolete inventory include:

- changes in business and economic conditions, including downturns in the semiconductor industry and/or overall economy;
- changes in consumer confidence caused by changes in market conditions, including changes in the credit market, expectations for inflation, and energy prices;
- if there were a sudden and significant decrease in demand for our products;
- if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;
- if we fail to estimate customer demand properly for our older products as our newer products are introduced; or
- if our competition were to take unexpected competitive pricing actions.

Any inability to sell products to which we have devoted resources could harm our business. In addition, cancellation or deferral of customer purchase orders could result in our holding excess inventory, which could adversely affect our gross margin and restrict our ability to fund operations. Additionally, because we often sell a substantial portion of our products in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to customer cancellations or deferrals. We could be subject to excess or obsolete inventories and be required to take corresponding inventory write-downs and/or a reduction in average selling prices if growth slows or does not materialize, or if we incorrectly forecast product demand, which could negatively impact our financial results.

Conversely, if we underestimate our customers' demand for our products, our third party manufacturing partners may not have adequate lead-time or capacity to increase production for us meaning that we may not be able to obtain sufficient inventory to fill our customers' orders on a timely basis. Even if we are able to increase production levels to meet customer demand, we may not be able to do so in a cost effective or timely manner. Inability to fulfill our customers' orders on a timely basis, or at all, could damage our customer relationships, result in lost revenue, cause a loss in market share, impact our customer relationships or damage our reputation, any of which could adversely impact our business.

Because our gross margin for any period depends on a number of factors, our failure to forecast changes in any of these factors could adversely affect our gross margin.

We are focused on improving our gross margin. Our gross margin for any period depends on a number of factors, including:

- the mix of our products sold;
- average selling prices;
- introduction of new products;
- product transitions;
- sales discounts;
- unexpected pricing actions by our competitors;
- the cost of product components; and
- the yield of wafers produced by the foundries that manufacture our products.

If we do not correctly forecast the impact of any of the relevant factors on our business, there may not be any actions we can take or we may not be able to take any possible actions in time to counteract any negative impact on our gross margin. In addition, if we are unable to meet our gross margin target for any period or the target set by analysts, the trading price of our common stock may decline.

Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.

Demand for many of our revenue components fluctuates and is difficult to predict, and our operating expenses are relatively fixed and largely independent of revenue. Therefore, it is difficult for us to accurately forecast revenue and profits or losses in any particular period. Our operating expenses, which are comprised of research and development expenses, sales, general and administrative expenses and restructuring charges represented 38%, 36% and 25% of our total revenue for fiscal years 2010, 2009 and 2008, respectively. Since we often recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to adjust our operating expenses in a timely manner in response to any unanticipated revenue shortfalls in any quarter. Further, some of our operating expenses, like stock-based compensation expense can only be adjusted over a longer period of time and cannot be reduced during a quarter. If we are unable to reduce operating expenses quickly in response to any revenue shortfalls, our financial results will be negatively impacted.

Any one or more of the risks discussed in this Annual Report on Form 10-K or other factors could prevent us from achieving our expected future revenue or net income. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. Similarly, the results of any quarterly or full fiscal year period are not necessarily indicative of results to be expected for a subsequent quarter or a full fiscal year. As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations.

If we are unable to sell our MCP products for use with certain Intel processors, we may not be able to successfully compete and our business would be negatively impacted.

Our MCP products are currently used with both Intel and AMD processors. Our revenue from MCP products represented 26% of our total revenue for fiscal year 2010. In February 2009, Intel filed suit against us related to a patent license agreement that we signed with Intel in 2004. Intel seeks an order from the court declaring that the license does not extend to a new Intel processor architecture and enjoining us from stating that we have licensing rights for this architecture. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with these Intel processors and our competitive position and financial results would be adversely impacted. In addition, in order to continue to sell MCP products for use with these Intel processors we could be required to negotiate a new license agreement with Intel and we may not be able to do so on reasonable terms, if at all.

In March 2009, we asserted counterclaims against Intel pursuant to which we seek an order declaring that we have the right to sell certain chipset products with Intel's processors under the chipset license agreement, and enjoining Intel from interfering with our licensing rights. We are also seeking a finding that Intel has materially breached its obligations under the chipset license agreement, and are requesting various remedies for that breach, including termination of Intel's cross licensing rights. Notwithstanding our belief that the chipset license agreement extends to a component of the new Intel processor architecture referred to as Direct Media Interface, or DMI, we currently have no intentions of building a DMI-based chipset while this dispute remains unresolved.

If we are unable to compete in the markets for our products, our financial results could be adversely impacted.

The market for our products is characterized by rapid technological change, new product introductions, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, software support, conformity to industry standard Application Programming Interface, or APIs, manufacturing capabilities, price of processors, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality and at competitive prices. We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share. We believe other factors impacting our ability to compete are:

- product performance;
- product bundling by competitors with multiple product lines;
- breadth and frequency of product offerings;
- access to customers and distribution channels;
- backward-forward software support;
- conformity to industry standard application programming interfaces; and
- manufacturing capabilities.

A significant source of competition is from companies that provide or intend to provide GPUs and mobile and consumer products. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes.

Our current competitors include the following:

- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., SIS, and VIA; and
- suppliers of system-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones, handheld devices or embedded devices such as AMD, Broadcom, Freescale Semiconductor Inc., Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell Technology Group Ltd, or Marvell, NEC Corporation, Qualcomm Incorporated, Renesas Technology, Samsung, Seiko-Epson, ST Microelectronics, Texas Instruments Incorporated, and Toshiba America, Inc.;

If and to the extent we offer products in new markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. For example, in the case of our CPB, our Tegra products primarily compete in tablets, smartbooks, smartphones and other handheld consumer devices. We cannot accurately predict if we will compete successfully in any of the new markets we may enter. If we are unable to compete in our current or new markets, demand for our products could decrease which could cause our revenue to decline and our financial results to suffer.

We are dependent on the personal computer market and its rate of growth in the future may have a negative impact on our business.

We derive and expect to continue to derive the majority of our revenue from the sale or license of products for use in the desktop personal computer, or PC, and notebook PC markets, including professional workstations. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, may reduce demand for our products. These changes in demand could be large and sudden. During fiscal year 2010, sales of our desktop GPU products increased by approximately 1% compared to fiscal year 2009. The increase in the sale of desktop GPU products was primarily driven by unit volume growth in the high-end and mainstream segments as market demand appeared to begin to recover from recessionary conditions that began in the prior year. However, sales of our notebook GPU products decreased by approximately 31% compared to fiscal year 2009. This decline was driven primarily by a combination of the decline in unit demand and in average selling prices, or ASPs, due to increased competition in the marketplace. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our financial results.

As Intel and AMD continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. AMD has also announced a platform solution. Additionally, Intel and AMD have each announced its intention to integrate a central processing unit, or CPU, and a GPU on the same chip or same package, as evidenced by AMD's announcement of its Fusion processor project and Intel's announcement of its multichip packaged solution codenamed Arrandale. If AMD and Intel continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

Our business results could be adversely affected if the identification and development of new products or entry into or development of a new market is delayed or unsuccessful.

In order to maintain or improve our financial results, we will need to continue to identify and develop new products as well as identify and enter new markets. As our GPUs and other processors develop and competition increases, we anticipate that product life cycles at the high end will remain short and average selling prices will decline. In particular, average selling prices and gross margins for our GPUs and other processors could decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain or improve overall average selling prices, our gross margin and our financial results. We believe the success of our new product introductions will depend on many factors outlined elsewhere in these risk factors as well as the following:

- market demand for new products and enhancements to existing products;
- timely completion and introduction of new product designs and new opportunities for existing products;
- seamless transitions from an older product to a new product;
- differentiation of our new products from those of our competitors;
- delays in volume shipments of our products;
- market acceptance of our products instead of our customers' products; and
- availability of adequate quantity and configurations of various types of memory products.

In the past, we have experienced delays in the development and adoption of new products and have been unable to successfully manage product transitions from older to newer products resulting in obsolete inventory.

To be successful, we must also enter new markets or develop new uses for our future or existing products. We cannot accurately predict if our current or existing products or technologies will be successful in the new opportunities or markets that we identify for them or that we will compete successfully in any new markets we may enter. For example, we have developed products and other technology in order for certain general-purpose computing operations to be performed on a GPU rather than a CPU. This general purpose computing, which is often referred to as GP computing, was a new use for the GPU which had been entirely used for graphics rendering. During fiscal year 2008, we introduced our NVIDIA Tesla family of products, which was our entry into the high-performance computing industry, a new market for us. During fiscal year 2010, we introduced our next generation

CUDA GPU architecture, codenamed "Fermi," which we expect to be the foundation for computational GPUs and enable breakthroughs in both graphics and parallel computing. Some of our competitors, including Intel, are now developing their own solutions for the discrete graphics and computing markets. Our failure to successfully develop, introduce or achieve market acceptance for new GPUs, other products or other technologies or to enter into new markets or identify new uses for existing or future products, could result in rapidly declining average selling prices, reduced demand for our products or loss of market share any of which could cause our revenue, gross margin and overall financial results to suffer.

If we are unable to achieve design wins, our products may not be adopted by our target markets or customers either of which could negatively impact our financial results.

The success of our business depends to a significant extent on our ability to develop new competitive products for our target markets and customers. We believe achieving design wins, which entails having our existing and future products chosen for hardware components or subassemblies designed by OEMs, ODMs, add-in board and motherboard manufacturers, is an integral part of our future success. Our OEM, ODM, and add-in board and motherboard manufacturers' customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles or in connection with trade shows. Accordingly, when our customers are making their design decisions, our existing products must have competitive performance levels or we must timely introduce new products in order to be included in our customers' new system configurations. This requires that we:

- anticipate the features and functionality that customers and consumers will demand;
- incorporate those features and functionalities into products that meet the exacting design requirements of our customers;
- price our products competitively; and
- introduce products to the market within our customers' limited design cycles.

If OEMs, ODMs, and add-in board and motherboard manufacturers do not include our products in their systems, they will typically not use our products in their systems until at least the next design configuration. Therefore, we endeavor to develop close relationships with our OEMs and ODMs, in an attempt to better anticipate and address customer needs in new products so that we will achieve design wins.

Our ability to achieve design wins also depends in part on our ability to identify and be compliant with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers like AMD, Intel and Microsoft Corporation, or Microsoft. If our products are not in compliance with prevailing industry standards, we may not be designed into our customers' product designs. However, to be compliant with changes to industry standards, we may have to invest significant time and resources to redesign our products which could negatively impact our gross margin or operating results. If we are unable to achieve new design wins for existing or new customers, we may lose market share and our operating results would be negatively impacted.

If our products do not continue to be adopted by our target markets or if the demand for new and innovative products in our target markets decreases, our business and operating results would suffer.

Our success depends in part upon continued broad adoption of our processors for 3D graphics and multimedia in desktop PC, notebook PC, workstation, high-performance computing, netbooks, smartbooks, tablets, smartphones, and video game console applications. The market for processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in pricing of dynamic random-access memory devices and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Broad market acceptance is difficult to achieve and such market acceptance, if achieved, is difficult to sustain due to intense competition and frequent new technology and product introductions. Our GPU and MCP businesses together comprised approximately 79%, 75% and 79% of our revenue for fiscal years 2010, 2009 and 2008, respectively. As such, our financial results would suffer if for any reason our current or future GPUs or MCPs do not continue to achieve widespread adoption by the PC market. If we are unable to complete the timely development of new products or if we were unable to successfully and cost-effectively manufacture and deliver products that meet the requirements of the desktop PC, notebook PC, workstation, high-performance computing, netbook, smartbooks, tablets, smartphones, and video game console markets, we may experience a decrease in revenue which could negatively impact our operating results.

Additionally, there can be no assurance that the industry will continue to demand new products with improved standards, features or performance. If our customers, OEMs, ODMs, add-in-card and motherboard manufacturers, system builders and consumer electronics companies, do not continue to design products that require more advanced or efficient processors and/or the market does not continue to demand new products with increased performance, features, functionality or standards, sales of our products could decline and the markets for our products could shrink. Decreased sales of our products for these markets could negatively impact our revenue and our financial results.

If our products contain significant defects our financial results could be negatively impacted, our reputation could be damaged and we could lose market share.

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation, could result in the shifting of business to our competitors and could result in litigation against us. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results. For example, during fiscal year 2010, we recorded an additional net warranty charge of $95.8 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. This charge included an additional accrual of $164.4 million for related estimated costs, offset by reimbursements from insurance carriers of $68.6 million that we recorded against cost of revenue during fiscal year 2010. During fiscal year 2009, we recorded a net warranty charge of $189.3 million charge against cost of revenue for the purpose of supporting the product repair costs of our affected customers around the world. This charge included an accrual of $196.0 million for related estimated costs, offset by reimbursements from insurance carriers of $6.7 million that we recorded against cost of revenue during fiscal year 2009. In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to the risk entitled "*We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products, which if determined adversely to us, could harm our business*" for the risk associated with this litigation.

We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.

If new competitors, technological advances by existing competitors, our entry into new markets, or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. Our engineering and technical resources include 3,940 full-time employees as of January 31, 2010 and 3,772 employees as of January 25, 2009, respectively. Research and development expenditures were $908.9 million, $855.9 million and $691.6 million, for fiscal years 2010, 2009 and 2008, respectively. Research and development expenses included stock-based compensation expense of $151.8 million, $98.0 million and $76.6 million for fiscal years 2010, 2009 and 2008, respectively. If we are required to invest significantly greater resources than anticipated in research and development efforts without a corresponding increase in revenue, our operating results could decline. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue which could negatively impact our financial results. In order to remain competitive, we anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development.

We are dependent on third parties for assembly, testing and packaging of our products, which reduces our control over the delivery schedule, product quantity or product quality.

Our products are assembled, tested and packaged by independent subcontractors, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, JSI Logistics, Ltd., King Yuan Electronics Co., Siliconware Precision Industries Co. Ltd., and ChipPAC. As a result, we do not directly control our product delivery schedules, product quantity, or product quality. All of these subcontractors assemble, test and package products for other companies, including some of our competitors. Since we do not have long-term agreements with our subcontractors, when demand for subcontractors to assemble, test or package products is high, our subcontractors may decide to prioritize the orders of other customers over our orders. Since the time required to qualify a different subcontractor to assemble, test or package our products can be lengthy, if we have to find a replacement subcontractor we could experience significant delays in shipments of our products, product shortages, a decrease in the quality of our products, or an increase in product cost. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products, which could cause our gross margin and revenue to decline.

We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop or enhance new or existing products.

We rely on third-party software development tools to assist us in the design, simulation and verification of new products or product enhancements. To bring new products or product enhancements to market in a timely manner, or at all, we need software development tools that are sophisticated enough or technologically advanced enough to complete our design, simulations and verifications. In the past, we have experienced delays in the introduction of products as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. In the future, the design requirements necessary to meet consumer demands for more features and greater functionality from our products may exceed the capabilities of available software development tools. Unavailability of software development tools may result in our missing design cycles or losing design wins, either of which could result in a loss of market share or negatively impact our operating results.

Because of the importance of software development tools to the development and enhancement of our products, a critical component of our product development efforts is our partnerships with leaders in the computer-aided design industry, including Cadence Design Systems, Inc. and Synopsys, Inc. We have invested significant resources to develop relationships with these industry leaders and have often assisted them in the definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics, communications and networking segments and develop products that utilize leading-edge technology on a rapid basis. If these relationships are not successful, we may be unable to develop new products or product enhancements in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

We sell our products to a small number of customers and our business could suffer if we lose any of these customers.

We have a limited number of customers and our sales are highly concentrated. We recorded approximately 12% of total revenue from one customer, approximately 11% of total revenue from one customer and approximately 10% of our total revenue from another customer for fiscal year 2010, 2009 and 2008, respectively. Although a small number of our other customers represent the majority of our revenue, their end customers include a large number of OEMs, and system integrators throughout the world who, in many cases, specify the graphics supplier. Our sales process involves achieving key design wins with leading PC, OEMs and major system builders and supporting the product design into high volume production with key contract equipment manufacturers, or CEMs, ODMs, add-in board and motherboard manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by CEMs, ODMs, add-in board and motherboard manufacturers. Our distribution strategy is to work with a small number of leading independent CEMs, ODMs, add-in board and motherboard manufacturers, and distributors, each of which has relationships with a broad range of system builders and leading PC OEMs. If we were to lose sales to our PC OEMs, CEMs, ODMs, add-in board manufacturers and motherboard manufacturers and were unable to replace the lost sales with sales to different customers, if they were to significantly reduce the number of products they order from us, or if we were unable to collect accounts receivable from them, our revenue may not reach or exceed the expected level in any period, which could harm our financial condition and our results of operations.

Any difficulties in collecting accounts receivable, including from foreign customers, could harm our operating results and financial condition.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. We recorded approximately 20% of our accounts receivable balance from two customers at January 31, 2010 and approximately 38% of our accounts receivable balance from three customers at January 25, 2009.

Difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

We obtain credit insurance over the purchasing credit extended to certain customers. As a result of the tightening of the credit markets, we may not be able to acquire credit insurance on the credit we extend to these customers or in amounts that we deem sufficient. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, there can be no assurance such procedures will effectively limit our credit risk or avoid losses, which could harm our financial condition or operating results.

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. Our semiconductor wafers are manufactured, assembled, tested and packaged by third-parties located outside of the United States and other Americas. We generated 84%, 87% and 89% of our revenue for fiscal years 2010, 2009 and 2008, respectively, from sales to customers outside the United States and other Americas. As of January 31, 2010, we had offices in fifteen countries outside of the United States. The manufacture, assembly, test and packaging of our products outside of the United States, operation of offices outside of the United States, and sales to customers internationally subjects us to a number of risks, including:

- international economic and political conditions, such as political tensions between countries in which we do business;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- complying with a variety of foreign laws;
- differing legal standards with respect to protection of intellectual property and employment practices;
- cultural differences in the conduct of business;
- inadequate local infrastructure that could result in business disruptions;
- exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;
- financial risks such as longer payment cycles, difficulty in collecting accounts receivable and fluctuations in currency exchange rates;
- imposition of additional taxes and penalties; and
- other factors beyond our control such as terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian flu.

If sales to any of our customers outside of the United States and other Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

Our international operations in Australia, China, Finland, France, Germany, Hong Kong, India, Japan, Korea, Russia, Singapore, Sweden, Switzerland, Taiwan, and the United Kingdom are subject to many of the above listed risks. Difficulties with our international operations, including finding appropriate staffing and office space, may divert management's attention and other resources any of which could negatively impact our operating results.

The economic conditions in our primary overseas markets, particularly in Asia, may negatively impact the demand for our products abroad. All of our international sales to date have been denominated in United States dollars. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products less competitive in international markets or require us to assume the risk of denominating certain sales in foreign currencies. We anticipate that these factors will impact our business to a greater degree as we further expand our international business activities.

Conditions outside the control of our independent subcontractors and manufacturers may impact their business operations and thereby adversely interrupt our manufacturing and sales processes.

The economic, market, social, and political situations in countries where certain independent subcontractors and manufacturers are located are unpredictable, can be volatile, and can have a significant impact on our business because we may be unable to obtain or distribute product in a timely manner. Market and political conditions, including currency fluctuation, terrorism, political strife, war, labor disruption, and other factors, including natural or man-made disasters, adverse changes in tax laws, tariff, import or export quotas, power and water shortages, or interruption in air transportation, in areas where our independent subcontractors and manufacturers are located could also have a severe negative impact on our operating capabilities. For example, because we rely heavily on TSMC to produce a significant portion of our silicon wafers, earthquakes, typhoons or other natural disasters in Taiwan and Asia could limit our wafer supply and thereby harm our business, financial condition, and operational results.

We are dependent on key employees and the loss of any of these employees could negatively impact our business.

Our future success and ability to compete is substantially dependent on our ability to identify, hire, train and retain highly qualified key personnel. The market for key employees in the technology industry can be competitive. None of our key employees is bound by an employment agreement, meaning our relationships with all of our key employees are at will. The loss of the services of any of our other key employees without an adequate replacement or our inability to hire new employees as needed could delay our product development efforts, harm our ability to sell our products or otherwise negatively impact our business.

In addition, we rely on stock-based awards as one means for recruiting, motivating and retaining highly skilled talent. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain, and motivate employees could be weakened, which could harm our results of operations.

We may not be able to realize the potential financial or strategic benefits of business acquisitions or strategic investments, which could hurt our ability to grow our business, develop new products or sell our products.

We have acquired and invested in other businesses that offered products, services and technologies that we believe will help expand or enhance our existing products and business. We may enter into future acquisitions of, or investments in, businesses, in order to complement or expand our current businesses or enter into a new business market. Negotiations associated with an acquisition or strategic investment could divert management's attention and other company resources. Any of the following risks associated with past or future acquisitions or investments could impair our ability to grow our business, develop new products, our ability to sell our products, and ultimately could have a negative impact on our growth or our financial results:

- difficulty in combining the technology, products, operations or workforce of the acquired business with our business;
- difficulty in operating in a new or multiple new locations;

- disruption of our ongoing businesses or the ongoing business of the company we invest in or acquire;
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- disruption of or delays in ongoing research and development efforts;
- diversion of capital and other resources;
- assumption of liabilities;
- diversion of resources and unanticipated expenses resulting from litigation arising from potential or actual business acquisitions or investments;
- difficulties in entering into new markets in which we have limited or no experience and where competitors in such markets have stronger positions; and
- impairment of relationships with employees and customers, or the loss of any of our key employees or customers our target's key employees or customers, as a result of our acquisition or investment.

In addition, the consideration for any future acquisition could be paid in cash, shares of our common stock, the issuance of convertible debt securities or a combination of cash, convertible debt and common stock. If we make an investment in cash or use cash to pay for all or a portion of an acquisition, our cash reserves would be reduced which could negatively impact the growth of our business or our ability to develop new products. However, if we pay the consideration with shares of common stock, or convertible debentures, the holdings of our existing stockholders would be diluted. The significant decline in the trading price of our common stock would make the dilution to our stockholders more extreme and could negatively impact our ability to pay the consideration with shares of common stock or convertible debentures. We cannot forecast the number, timing or size of future strategic investments or acquisitions, or the effect that any such investments or acquisitions might have on our operations or financial results.

We are exposed to credit risk, fluctuations in the market values of our portfolio investments and in interest rates.

All of our cash equivalents and marketable securities are treated as "available-for-sale" securities. Investments in both fixed rate instruments and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in securities market value due to changes in interest rates. Future declines in the market values of our cash, cash equivalents and marketable securities could have a material adverse effect on our financial condition and operating results.

At January 31, 2010 and January 25, 2009, we had $1.73 billion and $1.26 billion, respectively, in cash, cash equivalents and marketable securities. Given the global nature of our business, we have invested both domestically and internationally. All of our investments are denominated in United States dollars. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, equity securities, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. As of January 31, 2010, we did not have any investments in auction-rate preferred securities. As of January 31, 2010, our investments in government agencies and government sponsored enterprises represented approximately 62% of our total cash equivalents and marketable securities, while the financial sector accounted for approximately 22% of our total cash equivalents and marketable securities.

The financial turmoil that affected the banking system and financial markets and the increased possibility that financial institutions might consolidate or go out of business resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, including channel partner, insolvencies; and failure of financial institutions, which may negatively impact our treasury operations. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates; and cash, cash equivalent and marketable securities balances. Volatility in the financial markets and economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. As of January 31, 2010, our investments in government agencies and government sponsored enterprises represented approximately 62% of our total investment portfolio, while the financial sector accounted for approximately 22% of our total investment portfolio. Of the financial sector investments, over half are guaranteed by the U.S. government. Substantially all of our investments are with A/A2 or better rated securities. If the fair value of our investments in these sectors was to decline by 2%-5%, fair market values for these investments would decrease by approximately $27-$67 million.

Risks Related to Regulatory, Legal, Our Common Stock and Other Matters

We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products, which if determined adversely to us, could harm our business.

During fiscal year 2010, we recorded an additional net warranty charge of $95.8 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. This charge included an additional accrual of $164.4 million for related estimated costs, offset by reimbursements from insurance carriers of $68.6 million that we recorded against cost of revenue during fiscal year 2010. During fiscal year 2009, we recorded a net warranty charge of $189.3 million against cost of revenue for the purpose of supporting the product repair costs of our affected customers around the world. This charge included an accrual of $196.0 million for related estimated costs, offset by reimbursements from insurance carriers of $6.7 million that we recorded against cost of revenue during fiscal year 2009. Although the number of units that we estimate will be impacted by this issue remains consistent with our initial estimates in July 2008, the overall cost of remediation and repair of impacted systems has been higher than originally anticipated. The weak die/packaging material combination is not used in any of our products that are currently in production.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. While we have not been able to determine with certainty a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to seek access to our insurance coverage regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set. We received $70.5 million and $8.0 million in reimbursements from insurance providers during fiscal years 2010 and 2009, respectively. However, there can be no assurance that we will recover any additional reimbursement. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other products.

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from this litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

We are a party to other litigation, including patent litigation, which, if determined adversely to us, could adversely affect our cash flow and financial results.

We are a party to other litigation as both a defendant and as a plaintiff. For example, we are engaged in litigation with Intel Corporation, Rambus Corporation and with various parties related to our acquisition of 3dfx in 2001. Please refer to Note 13 of the Notes to the Consolidated Financial Statements for further detail on these lawsuits. There can be no assurance that any litigation to which we are a party will be resolved in our favor. Any claim that is successfully decided against us may cause us to pay substantial damages, including punitive damages, and other related fees. Regardless of whether lawsuits are resolved in our favor or if we are the plaintiff or the defendant in the litigation, any lawsuits to which we are a party will likely be expensive and time consuming to defend or resolve. Such lawsuits could also harm our relationships with existing customers and result in the diversion of management's time and attention away from business operations, which could harm our business. Costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Changes in U.S. tax legislation regarding our foreign earnings could materially impact our business.

Currently, a majority of our revenue is generated from customers located outside the United States, and a significant portion of our assets, including employees, are located outside the United States. United States income taxes and foreign withholding taxes have not been provided on undistributed earnings for certain non-United States subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. In May 2009, President Obama's administration provided details of previously announced international tax proposals that if enacted into law would have substantially reduced our ability to defer U.S. taxes on such indefinitely reinvested non-US earnings including repealing the deferral of U.S. taxation of foreign earnings, eliminating utilization of or substantially reducing our ability to claim foreign tax credits, and eliminating various tax deductions until foreign earnings are repatriated to the United States. In October 2009, the Obama administration announced it no longer intended to pursue such proposals outside of a broader initiative to overhaul the corporate tax system, expected in 2010. However, in February 2010, the Obama administration released its fiscal year 2011 budget with proposed modifications to international tax laws that would again substantially reduce our ability to defer U.S. taxes on indefinitely reinvested non-U.S. earnings, eliminate or substantially reduce our ability to claim foreign tax credits, and eliminate certain tax deductions until foreign earnings are repatriated to the United States. If any of these or similar proposals are constituted into legislation in the current or future year(s), they could have a negative impact on our financial position and results of operations.

Litigation to defend against alleged infringement of intellectual property rights or to enforce our intellectual property rights and the outcome of such litigation could result in substantial costs to us.

We expect that as the number of issued hardware and software patents increases and as competition intensifies, the volume of intellectual property infringement claims and lawsuits may increase. We may in the future become involved in lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by us or by our customers that we have agreed to indemnify them for certain claims of infringement.

An unfavorable ruling in any such intellectual property related litigation could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

In addition, in the future, we may need to commence litigation or other legal proceedings in order to:

- assert claims of infringement of our intellectual property;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the propriety rights of others.

If we have to initiate litigation in order to protect our intellectual property, our operating expenses may increase which could negatively impact our operating results. Our failure to effectively protect our intellectual property could harm our business.

If infringement claims are made against us or our products are found to infringe a third parties' patent or intellectual property, we or one of our indemnified customers may have to seek a license to the third parties' patent or other intellectual property rights. However, we may not be able to obtain licenses at all or on terms acceptable to us particularly from our competitors. If we or one of our indemnified customers is unable to obtain a license from a third party for technology that we use or that is used in one of our products, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products. We may also have to make royalty or other payments, or cross license our technology. If these arrangements are not concluded on commercially reasonable terms, our business could be negatively impacted. Furthermore, the indemnification of a customer may increase our operating expenses which could negatively impact our operating results.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our intellectual property in the United States and internationally. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the commercial significance of our operations and our competitors' operations in particular countries and regions;
- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Government investigations and inquiries from regulatory agencies could lead to enforcement actions, fines or other penalties and could result in litigation against us.

In the past, we have been subject to government investigations and inquiries from regulatory agencies such as the Department of Justice and the SEC. We may be subject to government investigations and receive additional inquiries from regulatory agencies in the future, which may lead to enforcement actions, fines or other penalties.

In addition, litigation has often been brought against a company in connection with the announcement of a government investigation or inquiry from a regulatory agency. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

We are subject to the risks of owning real property.

During fiscal year 2009, we purchased real property in Santa Clara, California that includes approximately 25 acres of land and ten commercial buildings. We also own real property in China and India. We have limited experience in the ownership and management of real property and are subject to the risks of owning real property, including:

- the possibility of environmental contamination and the costs associated with mitigating any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the market in which the property is located, or other factors;
- the risk of loss if we decide to sell and are not able to recover all capitalized costs;
- increased cash commitments for the possible construction of a campus;
- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;
- increased operating expenses for the buildings or the property or both;
- possible disputes with third parties, such as neighboring owners or others, related to the buildings or the property or both; and

- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and or other natural disasters.

Expensing employee equity compensation adversely affects our operating results and could also adversely affect our competitive position.

Since inception, we have used equity through our equity incentive plans and our employee stock purchase program as a fundamental component of our compensation packages. We believe that these programs directly motivate our employees and, through the use of vesting, encourage our employees to remain with us.

We record compensation expense for stock options, restricted stock units and our employee stock purchase plan using the fair value of those awards in accordance with generally accepted accounting principles in United States of America, or U.S. GAAP. Stock-based compensation expense was $107.1 million, $162.7 million, $133.4 million for fiscal years 2010, 2009 and 2008, respectively, related to on-going vesting of equity awards, which negatively impacted our operating results. Additionally, in March 2009, we completed a cash tender offer to purchase certain employee stock options. A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus associated payroll taxes and professional fees. We believe that expensing employee equity compensation will continue to negatively impact our operating results.

To the extent that expensing employee equity compensation makes it more expensive to grant stock options and restricted stock units or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement and may make it difficult to attract retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

We may be required to record a charge to earnings if our goodwill or amortizable intangible assets become impaired, which could negatively impact our operating results.

Under U.S. GAAP, we review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. The carrying value of our goodwill or amortizable assets from acquisitions may not be recoverable due to factors such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry or in any of our business units. Estimates of future cash flows are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. For example, if one of our business units does not meet its near-term and longer-term forecasts, the goodwill assigned to the business unit could be impaired. We may be required to record a charge to earnings in our financial statements during a period in which an impairment of our goodwill or amortizable intangible assets is determined to exist, which may negatively impact our results of operations.

Our stock price continues to be volatile and investors may suffer losses.

Our stock has at times experienced substantial price volatility as a result of variations between our actual and anticipated financial results, announcements by us and our competitors, or uncertainty about current global economic conditions. The stock market as a whole also has experienced extreme price and volume fluctuations that have affected the market price of many technology companies in ways that may have been unrelated to these companies' operating performance.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. For example, following our announcement in July 2008 that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second fiscal quarter of 2009, the trading price of our common stock declined. In September, October and November 2008, several putative class action lawsuits were filed against us relating to this announcement. Please refer to Note 13 of the Notes to Consolidated Financial Statements for further information regarding these lawsuits. Due to changes in the potential volatility of our stock price, we may be the target of securities litigation in the future. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Our operating results may be adversely affected if we are subject to unexpected tax liabilities.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. Tax rates vary among the jurisdictions in which we operate. Significant judgment is required in determining our provision for our income taxes as there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any of the below could cause our effective tax rate to be materially different than that which is reflected in historical income tax provisions and accruals:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and
- the resolution of issues arising from tax audits with various tax authorities.

Should additional taxes be assessed as a result of any of the above, our operating results could be adversely affected. In addition, our future effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in tax laws or changes in the interpretation of tax laws.

Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. For example, we are subject to the European Union Directive on Restriction of Hazardous Substances Directive, or RoHS Directive, that restricts the use of a number of substances, including lead, and other hazardous substances in electrical and electronic equipment in the market in the European Union. We could face significant costs and liabilities in connection with the European Union Directive on Waste Electrical and Electronic Equipment, or WEEE. The WEEE directs members of the European Union to enact laws, regulations, and administrative provisions to ensure that producers of electric and electronic equipment are financially responsible for the collection, recycling, treatment and environmentally responsible disposal of certain products sold into the market after August 15, 2005.

It is possible that unanticipated supply shortages, delays or excess non-compliant inventory may occur as a result of the RoHS Directive, WEEE, and other domestic or international environmental regulations. Failure to comply with any applicable environmental regulations could result in a range of consequences including costs, fines, suspension of production, excess inventory, sales limitations, criminal and civil liabilities and could impact our ability to conduct business in the countries or states that have adopted these types of regulations.

While we believe that we have adequate internal control over financial reporting, if we or our independent registered public accounting firm determines that we do not, our reputation may be adversely affected and our stock price may decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to audit, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and test companies' internal controls remains subject to some judgment. To date, we have incurred, and we expect to continue to incur, increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in our internal controls, there can be no assurance that we will be able to remediate that material weakness in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

Changes in financial accounting standards or interpretations of existing standards could affect our reported results of operations.

We prepare our consolidated financial statements in conformity with U.S.GAAP. These principles are constantly subject to review and interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions.

Provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

- the ability of our Board to create and issue preferred stock without prior stockholder approval;
- the prohibition of stockholder action by written consent;

- a classified Board; and
- advance notice requirements for director nominations and stockholder proposals.

On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox. Under the agreement, if an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock. The Microsoft provision and the other factors listed above could also delay or prevent a change in control of NVIDIA.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters complex is located in Santa Clara, California. During fiscal year 2009, we purchased property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California for approximately $194.8 million. Our original plans for the purchased property included constructing a new campus on the site. We are currently re-evaluating those plans. Additionally, our corporate campus is comprised of eight other leased buildings with six used primarily as office buildings, one used primarily as warehouse space, and the other remaining used primarily as lab space. We also entered into a lease for data center space in Santa Clara in fiscal year 2009.

Outside of Santa Clara, we lease space in Marina Del Rey, San Jose and San Francisco, California; Austin, Texas; Beaverton and Portland, Oregon; Bedford, Massachusetts; Bellevue and Bothell, Washington; Madison, Alabama; Durham, North Carolina; Greenville, South Carolina; Salt Lake City, Utah; St. Louis, Missouri; and Fort Collins and Boulder, Colorado. These facilities are used as design centers and/or sales and administrative offices.

Outside of the United States, we lease space in Hsin Chu City, Taiwan; Tokyo, Japan; Seoul, Korea; Beijing, China; Shatin, New Territories, Hong Kong; Mumbai, India; Paris, France; Moscow, Russia; Berlin and Munich, Germany; Helsinki, Finland; Theale and London, United Kingdom; Melbourne, Australia; Singapore; Uppsala, Sweden; and Zurich, Switzerland. These facilities are used primarily to support our customers and operations and as sales and administrative offices. We also lease spaces in Wurselen, Germany; Shenzhen, China; Neihu, Taiwan; and Bangalore and Pune, India, which are used primarily as design centers. Additionally, we own buildings in Hyderabad, India and Shanghai, China which are being used primarily as research and development centers.

We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires. For additional information regarding obligations under leases, see Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K under the subheading "Lease Obligations," which information is hereby incorporated by reference.

ITEM 3. LEGAL PROCEEDINGS

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October 2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate.

Landlord Lawsuits.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, Carlyle Fortran Trust, or Carlyle. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, CarrAmerica Realty Corporation, or CarrAmerica. The landlords both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer. The landlords sought to recover damages in the aggregate amount of approximately $15 million, representing amounts then owed on the 3dfx leases. The cases were later removed to the United States Bankruptcy Court for the Northern District of California when 3dfx filed its bankruptcy petition and consolidated for pretrial purposes with an action brought by the bankruptcy trustee.

In 2005, the U.S. District Court for the Northern District of California withdrew the reference to the Bankruptcy Court for the landlords' actions, and on November 10, 2005, granted our motion to dismiss both landlords' complaints. The landlords filed amended complaints in early February 2006, and NVIDIA again filed motions to dismiss those claims. On September 29, 2006, the District Court dismissed the CarrAmerica action in its entirety and without leave to amend. On December 15, 2006, the District Court also dismissed the Carlyle action in its entirety. Both landlords filed timely notices of appeal from those orders.

On July 17, 2008, the United States Court of Appeals for the Ninth Circuit held oral argument on the landlords' appeals. On November 25, 2008, the Court of Appeals issued its opinion affirming the dismissal of Carlyle's complaint in its entirety. The Court of Appeals also affirmed the dismissal of most of CarrAmerica's complaint, but reversed the District Court's dismissal of CarrAmerica's claims for interference with contractual relations and fraud. On December 8, 2008, Carlyle filed a Request for Rehearing *En Banc*, which CarrAmerica joined. That same day, Carlyle also filed a Motion for Clarification of the Court's Opinion. On January 22, 2009, the Court of Appeals denied the Request for Rehearing *En Banc*, but clarified its opinion affirming dismissal of the claims by stating that CarrAmerica had standing to pursue claims for interference with contractual relations, fraud, conspiracy and tort of another, and remanding Carlyle's case with instructions that the District Court evaluate whether the Trustee had abandoned any claims, which Carlyle might have standing to pursue. On April 2, 2009, Carlyle filed a petition for a writ of certiorari in the United States Supreme Court, seeking review of the Court of Appeals decision. We filed an opposition to that petition on June 8, 2009. On October 5, 2009, the US Supreme Court denied Carlyle's petition.

The District Court held a status conference in the CarrAmerica and Carlyle cases on March 9, 2009. That same day, 3dfx's bankruptcy Trustee filed in the bankruptcy court a Notice of Trustee's Intention to Compromise Controversy with Carlyle Fortran Trust. According to that Notice, the Trustee would abandon any claims it has against us for intentional interference with contract, negligent interference with prospective economic advantage, aiding and abetting breach of fiduciary duty, declaratory relief, unfair business practices and tort of another, in exchange for which Carlyle will withdraw irrevocably its Proof of Claim against the 3dfx bankruptcy estate and waive any further right of distribution from the estate. In light of the Trustee's notice, the District Court ordered the parties to seek a hearing on the Notice on or before April 24, 2009, ordered Carlyle and CarrAmerica to file amended complaints by May 10, 2009, and set a further Case Management Conference for May 18, 2009. The parties subsequently filed a stipulation requesting that the District Court vacate the May 18, 2009 Case Management Conference date and other deadlines until after Bankruptcy Court rendered its decision. At a hearing on May 13, 2009, the Bankruptcy Court ruled that the Trustee had not abandoned any claims against us, and denied the Trustee's Notice of Intention to Compromise Controversy with Carlyle Fortran Trust without prejudice. Carlyle filed a motion in the District Court for leave to file an interlocutory appeal from the order denying the Notice, which was denied on November 12, 2009. On January 13, 2010, the District Court, of its own accord, reconsidered and reversed its decision denying Carlyle's motion for leave to file an interlocutory appeal, and has set the interlocutory appeal for hearing on April 26, 2010.

On July 7, 2009, the parties attended a Case Management Conference in the District Court for both the CarrAmerica and the Carlyle cases. On July 8, 2009, the District Court issued an order requiring that CarrAmerica file an amended complaint on or before August 10, 2009. CarrAmerica filed its amended complaint on August 10, 2009, alleging claims for interference with contractual relations, fraud, conspiracy, and tort of another. Thereafter, we filed motions directed at dismissing that Fourth Amended Complaint, and CarrAmerica responded by filing a Fifth Amended Complaint. NVIDIA moved to dismiss the Fifth Amended Complaint, but the District Court denied that motion by order dated January 27, 2010. In that same order, however, the Court invited the parties to move for summary judgment and set the motions for hearing on May 3, 2010. NVIDIA intends to prepare and file such a motion. We continue to believe that there is no merit to Carlyle or CarrAmerica's remaining claims.

Trustee Lawsuit.

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and was therefore responsible for all of 3dfx's unpaid liabilities. This action was consolidated for pretrial purposes with the landlord cases, as noted above.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court, where the appeal is pending. The District Court's hearing on the Trustee's appeal was held on June 10, 2009 and the appeal remains under submission.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending on appeal. Accordingly, we have not reversed the accrual of $30.6 million - $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

The Equity-Committee Lawsuit.

On December 8, 2005, the Trustee filed a Form 8-K on behalf of 3dfx, disclosing the terms of the conditional settlement agreement between NVIDIA and the Creditor's Committee. Thereafter, certain 3dfx shareholders filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. The court granted that petition and appointed an Equity Securities Holders' Committee, or the Equity Committee. The Equity Committee thereafter sought and obtained an order granting it standing to bring suit against NVIDIA, for the benefit of the bankruptcy estate, to compel NVIDIA to pay the stock consideration then unpaid from the APA, and filed its own competing plan of reorganization/liquidation. The Equity Committee's plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts, and thus to trigger NVIDIA's obligation to pay six million shares of stock consideration specified in the APA. NVIDIA contends, among other things, that such a commitment is not sufficient and that its obligation to pay the stock consideration had long before been extinguished. On May 1, 2006, the Equity Committee filed its lawsuit for declaratory relief to compel NVIDIA to pay the stock consideration. In addition, the Equity Committee filed a motion seeking Bankruptcy Court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment fund that conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the Bankruptcy Court approved the proposed protections.

After the Bankruptcy Court denied our motion to dismiss on September 6, 2006, the Equity Committee again amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. On December 21, 2006, the Bankruptcy Court granted the motion as to one of the Equity Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Committee seeks determinations that (1) the APA was not terminated before 3dfx filed for bankruptcy protection, (2) the 3dfx bankruptcy estate still holds some rights in the APA, and (3) the APA is capable of being assumed by the bankruptcy estate.

Because of the trial of the Trustee's fraudulent transfer claims against NVIDIA, the Equity Committee's lawsuit did not progress substantially in 2007. On July 31, 2008, the Equity Committee filed a motion for summary judgment on its first three causes of action. On September 15, 2008,

NVIDIA filed a cross-motion for summary judgment. On October 24, 2008, the Court held a hearing on the parties' cross-motions for summary judgment. On January 6, 2009, the Bankruptcy Court issued a Memorandum Decision granting NVIDIA's motion and denying the Equity Committee's motion, and entered an Order to that effect on January 30, 2009. On February 27, 2009, the Bankruptcy Court entered judgment in favor of NVIDIA. The Equity Committee has waived its right to appeal by stipulation entered on February 18, 2009, and the judgment is now final.

Rambus Corporation

On July 10, 2008, Rambus Corporation, or Rambus, filed suit against NVIDIA Corporation, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have been consolidated into a single proceeding in the Northern District of California. On April 13, 2009, the Court issued an order staying motion practice and allowing only document discovery to proceed. On January 27, 2010, the Court entered an order setting a case management conference for March 12, 2010.

On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement of nine Rambus patents against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. Rambus has subsequently withdrawn four of the nine patents at issue. The complaint seeks an exclusion order barring the importation of products that allegedly infringe the now five Rambus patents. The ITC has instituted the investigation and a hearing was held on October 13-20, 2009. The Administrative Law Judge issued an Initial Determination on January 22, 2009, which found the asserted claims of two patents in one patent family infringed but invalid, and the asserted claims of three patents in a separate patent family, valid, infringed and enforceable. This decision will be reviewed by the ITC. The target date by which the ITC will issue its Final Determination is May 24, 2010.

Rambus has also been subject to other proceedings in the European Union. NVIDIA is not a party to those proceedings. However, as a result of those proceedings, for a period of five years from the date of the European Union resolution, Rambus must now offer a license to memory controller manufacturers, sellers and or companies that integrate memory controllers into other products. The license terms are set forth in a license made available on Rambus' website. NVIDIA can choose to accept those license terms at any time.

NVIDIA intends to pursue its offensive and defensive cases vigorously in both actions.

Product Defect Litigation and Securities Cases

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York, and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled Nakash v. NVIDIA Corp., Feinstein v. NVIDIA Corp., Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard, Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard, Sielicki v. NVIDIA Corp. and Dell, Inc., Cormier v. NVIDIA Corp., National Business Officers Association, Inc. v. NVIDIA Corp., and West v. NVIDIA Corp. The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment, and strict liability.

The District Court has entered orders deeming all of the above cases related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against Hewlett-Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. On April 10, 2009, the District Court appointed Milberg LLP lead counsel. On May 6, 2009, the plaintiffs filed an Amended Consolidated Complaint, alleging claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of the Implied Warranty of Merchantability under the laws of 27 other states, Breach of Warranty under the Magnuson-Moss Warranty Act, Unjust Enrichment, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act. On May 14, 2009, the District Court entered a case schedule order, which set a September 28, 2009 hearing date for an anticipated motion to dismiss, a December 7, 2009 hearing date for anticipated class certification motion, and a July 12, 2010 fact discovery deadline. The District Court subsequently entered an order resetting the hearing date for an anticipated motion to dismiss for October 19, 2009, based on a stipulation of the parties. The Court heard arguments on NVIDIA's motion to dismiss on October 19, 2009, and took the matter under submission.

On November 19, 2009, the Court issued an order dismissing with prejudice plaintiffs causes of action for Breach of the Implied Warranty under the laws of 27 other states and unjust enrichment, dismissing with leave to amend plaintiffs' causes of action for Breach of Implied Warranty under California Civil Code Section 1792 and Breach of Warranty under the Magnuson-Moss Warranty Act, and denying NVIDIA's motion to dismiss as to the other causes of action. The Court gave plaintiffs until December 14, 2009 to file an amended complaint. On December 14, 2009, plaintiffs filed a Second Amended Consolidated Complaint, asserting claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act. The Second Amended Complaint seeks unspecified damages. On January 19, 2010, we filed a motion to dismiss the Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, and California's Consumer Legal Remedies Act claims in the Second Amended Consolidated Complaint. A hearing on this motion is currently scheduled for June 14, 2010.

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. On October 30, 2008, the Actions were consolidated under the caption In re NVIDIA Corporation Securities Litigation, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court, a motion to stay the

District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. On November 5, 2009, the Court of Appeals issued an opinion reversing the District Court's appointment of one of the lead plaintiffs' counsel, and remanding the matter for further proceedings.

On December 8, 2009, the District Court appointed Milberg LLP and Kahn Swick & Foti, LLC as co-lead counsel. On January 22, 2010, Plaintiffs filed a Consolidated Amended Class Action Complaint for Violations of the Federal Securities Laws ("Consolidated Complaint"), asserting claims for violations of Section 10(b) of the Securities Exchange Act, Rule 10b-5, and Section 20(a) of the Securities Exchange Act. The Consolidated Complaint seeks unspecified compensatory damages. We filed a motion to dismiss the Consolidated Complaint. A hearing on this motion is currently scheduled for June 14, 2010.

Intel Corporation

On February 17, 2009, Intel Corporation filed suit against NVIDIA Corporation, seeking declaratory and injunctive relief relating to a licensing agreement that the parties signed in 2004. The lawsuit was filed in Delaware Chancery Court. Intel seeks an order from the Court declaring that the license does not extend to certain NVIDIA chipset products, and enjoining NVIDIA from stating that it has licensing rights for these products. The lawsuit seeks no damages from NVIDIA. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with certain Intel processors and our competitive position would be harmed.

On March 23, 2009, we filed our answer to Intel's complaint and also asserted counterclaims for declaratory relief, injunctive relief, breach of contract, and breach of the implied covenant of good faith and fair dealing. Our counterclaims seek an order declaring that NVIDIA has the right to sell certain chipset products with Intel's processors under the 2004 licensing agreement, and enjoining Intel from interfering with NVIDIA's licensing rights. In addition, the counterclaims seek a finding that Intel has materially breached its obligations under the 2004 licensing agreement, and requests various remedies for that breach, including termination of Intel's cross licensing rights. On April 16, 2009, Intel filed its answer to our counterclaims.

Discovery is proceeding and trial is scheduled to commence before Vice Chancellor Strine on August 23, 2010. NVIDIA disputes Intel's claims and intends to vigorously defend these claims, as well as pursue its counterclaims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal year 2010.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of March 10, 2010, we had approximately 442 registered stockholders, not including those shares held in street or nominee name. The following table sets forth for the periods indicated the high and low sales price for our common stock as quoted on the NASDAQ Global Select Market:

	High	Low
Fiscal year ending January 30, 2011		
First Quarter (through March 10, 2010)	$17.84	$15.90
Fiscal year ended January 31, 2010		
Fourth Quarter	$18.96	$11.56
Third Quarter	$16.58	$12.58
Second Quarter	$13.04	$ 8.33
First Quarter	$12.08	$ 7.21
Fiscal year ended January 25, 2009		
Fourth Quarter	$ 9.45	$ 5.75
Third Quarter	$14.12	$ 5.97
Second Quarter	$25.35	$10.70
First Quarter	$27.59	$17.31

Dividend Policy

We have never paid and do not expect to pay cash dividends for the foreseeable future.

Issuer Purchases of Equity Securities

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with the Securities Exchange Act of 1934 Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during fiscal year 2010. Through January 31, 2010, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 31, 2010, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010.

Additionally, during fiscal year 2010, we granted approximately 7.7 million stock options and 7.7 million restricted stock units, or RSUs, under the 2007 Equity Incentive Plan. Please refer to Note 3 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding stock-based compensation related to our March 2009 stock option purchase and related to equity awards granted under our equity incentive programs.

Stock Performance Graphs

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the five years ended January 31, 2010. The graph assumes that $100 was invested on January 30, 2005 in our common stock or on January 31, 2005 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NVIDIA Corporation, The S&P 500 Index
And The S&P Semiconductors Index


$350
$300
$250
$200
$150
$100
$50
$0
1/30/05
1/29/06
1/28/07
1/27/08
1/25/09
1/31/10
NVIDIA Corporation
S&P 500
S&P Semiconductors

* $100 invested on 1/30/05 in stock or 1/31/05 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

	1/30/2005	1/29/2006	1/28/2007	1/27/2008	1/25/2009	1/31/2010
NVIDIA Corporation	$100.00	$202.14	$275.09	$327.14	$101.09	$201.79
S & P 500	$100.00	$110.38	$126.40	$123.48	$ 75.78	$100.89
S & P Semiconductors	$100.00	$115.62	$108.87	$101.45	$ 60.82	$ 95.47

* $100 invested on 1/30/05 in stock or 1/31/05 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the period commencing with our initial public offering through the year ended January 31, 2010. The graph assumes that $100 was invested at our initial public offering on January 21, 1999 in our common stock or on December 31, 1998 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 11 YEAR CUMULATIVE TOTAL RETURN*
Among NVIDIA Corporation, The S&P 500 Index
And The S&P Semiconductors Index


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1/21/99
1/31/99
1/30/00
1/28/01
1/27/02
1/24/03
1/25/04
1/30/05
1/29/06
1/28/07
1/27/08
1/25/09
1/31/10
NVIDIA Corporation
S&P 500
S&P Semiconductors

* $100 invested on 1/21/99 in stock or 12/31/98 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

	1/21/1999	1/31/1999	1/30/2000	1/28/2001	1/27/2002	1/24/2003	1/25/2004	1/30/2005	1/29/2006	1/28/2007	1/27/2008	1/25/2009	1/31/2010
NVIDIA Corporation	$100.00	$158.33	$311.46	$846.88	$2,182.33	$339.00	$769.67	$762.67	$1,541.67	$2,098.00	$2,495.00	$771.00	$1,539.00
S&P 500	$100.00	$104.18	$114.96	$113.93	$ 95.53	$ 73.54	$ 98.97	$105.13	$ 116.05	$ 132.89	$ 129.82	$ 79.67	$ 106.07
S&P Semiconductors	$100.00	$119.64	$180.33	$145.17	$ 112.96	$ 50.00	$ 99.52	$ 74.79	$ 86.48	$ 81.43	$ 75.88	$ 45.49	$ 71.41

* $100 invested on 1/21/99 in stock or 12/31/98 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for the years ended January 31, 2010, January 25, 2009 and January 27, 2008 and the consolidated balance sheet data as of January 31, 2010 and January 25, 2009 have been derived from and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended January 28, 2007 and January 29, 2006 and the consolidated balance sheet data for the years ended January 27, 2008, January 28, 2007 and January 29, 2006 are derived from audited consolidated financial statements and the notes thereto which are not included in this Annual Report on Form 10-K. We operate on a 52 or 53-week year, ending on the last Sunday in January. Fiscal year 2010 was a 53-week year, while fiscal years 2009, 2008, 2007, and 2006 were 52-week years.

	Year Ended				
	January 31, 2010(B),(C)	January 25, 2009(D)	January 27, 2008(E)	January 28, 2007(E),(F)	January 29, 2006(G)
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue	$3,326,445	$3,424,859	$4,097,860	$3,068,771	$2,375,687
Income (loss) from operations	$ (98,945)	$ (70,700)	$ 836,346	$ 453,452	$ 336,664
Net income (loss)	$ (67,987)	$ (30,041)	$ 797,645	$ 448,834	$ 301,176
Basic net income (loss) per share	$ (0.12)	$ (0.05)	$ 1.45	$ 0.85	$ 0.59
Diluted net income (loss) per share	$ (0.12)	$ (0.05)	$ 1.31	$ 0.76	$ 0.55
Shares used in basic per share computation(A)	549,574	548,126	550,108	528,606	509,070
Shares used in diluted per share computation(A)	549,574	548,126	606,732	587,256	548,556

	January 31, 2010	January 25, 2009	January 27, 2008	January 28, 2007	January 29, 2006
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$1,728,227	$1,255,390	$1,809,478	$1,117,850	$ 950,174
Total assets	$3,585,918	$3,350,727	$3,747,671	$2,675,263	$1,954,687
Capital lease obligations, less current portion	$ 24,450	$ 25,634	$ —	$ —	$ —
Total stockholders' equity	$2,665,140	$2,394,652	$2,617,912	$2,006,919	$1,495,992
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

(A) Reflects a three-for-two stock-split effective September 10, 2007 and a two-for-one stock-split effective April 6, 2006.

(B) Fiscal year 2010 includes impact of charge for a tender offer to purchase an aggregate of 28.5 million outstanding stock options for a total cash payment of $78.1 million. As a result of the tender offer the Company incurred a charge of $140.2 million, consisting of the remaining unamortized stock-based compensation expenses associated with the unvested portion of the options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus associated payroll taxes and professional fees.

(C) Fiscal year 2010 includes an additional net warranty charge of $95.9 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation products used in notebook systems. This charge included an additional accrual of $164.4 million for related estimated costs, offset by reimbursements from insurance carriers of $70.5 that we recorded. $68.6 million and $1.9 million of the reimbursement was allocated to cost of revenue and legal expense, respectively.

(D) Fiscal year 2009 includes $196.0 million for a warranty charge against cost of revenue arising from a weak die/packaging material set; a benefit of $8.0 million received from an insurance provider as reimbursement for some of the claims towards the warranty cost arising from a weak die/packaging material set; $18.9 million for a non-recurring charge resulting from the termination of a development contract related to a new campus construction project we have put on hold and $8.0 million for restructuring charges.

(E) Fiscal years 2008 and 2007 include a charge of $4.0 million and $13.4 million towards in-process research and development expense related to our purchase of Mental Images Inc. and PortalPlayer Inc., respectively, that had not yet reached technological feasibility and have no alternative future use.

(F) Fiscal year 2007 included a charge of $17.5 million associated with a confidential patent licensing arrangement.

(G) Fiscal year 2006 included a charge of $14.2 million related to settlement costs associated with two litigation matters, 3dfx and American Video Graphics, LP, or AVG.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", "Item 6. Selected Financial Data", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.

Overview

Our Company

NVIDIA Corporation helped awaken the world to the power of computer graphics when it invented the graphics processor unit, or GPU, in 1999. Expertise in programmable GPUs has led to breakthroughs in parallel processing which make supercomputing inexpensive and widely accessible. We serve the entertainment and consumer market with our GeForce graphics products, the professional design and visualization market with our Quadro graphics products, the high-performance computing market with our Tesla computing solutions products, and the mobile computing market with our Tegra system-on-a-chip products. During the last several fiscal years, we have operated and reported four major product-line operating segments: the GPU business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB. However, effective with the first quarter of fiscal year 2011, we will no longer separate our MCP and GPU operating segments as such segmentation will no longer be reflective of the way we manage those businesses.

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, in addition to memory products. Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business, as we have reported it through fiscal year 2010, has been comprised primarily of ION mGPU products. Our ION family of products addresses the integrated core logic market. Our CPB is comprised of our Tegra mobile products that support tablets and smartbooks, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, original design manufacturers, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com*. The contents of our website are not a part of this Form 10-K.

Recent Developments, Future Objectives and Challenges

GPU Business

During fiscal year 2010, we introduced our next generation CUDA GPU architecture, codenamed "Fermi". We expect the Fermi architecture to be the foundation for computational GPUs, and to enable breakthroughs in both graphics and parallel computing.

During fiscal year 2010, we also delivered our first 40nm GPUs to customers. Because of limited 40nm wafer foundry capacity, plus supplier challenges related to 40nm process manufacturing yields, we have been forced to allocate our available 40nm product supply among our customers. We are currently working with our foundry partners to address these challenges.

Professional Solutions Business

Corporate demand, which comprises a substantial percentage of the demand for our professional workstation products, has recently shown some signs of economic recovery. Workstation product revenue currently comprises a significant portion of our total PSB revenue. Therefore, if corporate demand continues to recover, we expect this trend to continue to have a positive impact on our overall gross profit and gross margin, as the gross margin experienced by our PSB is generally higher than our overall gross margin.

MCP Business

During fiscal year 2010, we began redirecting our development strategy in our MCP business in response to our on-going dispute with Intel. In February 2009, Intel filed suit against us related to a chipset license agreement that we entered into with Intel in 2004. In March 2009, we asserted counterclaims against Intel pursuant to which we seek an order declaring that Intel breached the chipset license agreement as well as the implied covenant of good faith and fair dealing underlying the license agreements, and seeking, among other things, termination of Intel's cross license to our technology. Notwithstanding our belief that the chipset license agreement extends to a component of the new Intel processor architecture referred to as Direct Media Interface, or DMI, we currently have no intention of building a DMI-based chipset while this dispute remains unresolved. As a result, we began redirecting our MCP development resources to other programs.

Consumer Products Business

During fiscal year 2010, we demonstrated the Tegra 600 Series, our first generation system-on-a-chip that enables an always-on, always-connected HD netbook that can go days between battery charges. Also, during fiscal year 2010, our Tegra product was included in Microsoft's Zune HD and the Samsung M1, both of which were being sold in the marketplace. In addition, we announced our next-generation of Tegra processing technology during the recent Consumer Electronics Show in January 2010. Tegra is the processor for the mobile web, specifically designed for the high-resolution needs of tablets. Tegra combines browsing, streaming 1080p video and Flash 10.1 acceleration with a 3D user interface and days of battery life. We have multiple next-generation Tegra design wins in tablets, smartbooks and smartphones, with the first of these expected to ship during the second quarter of fiscal year 2011. We've also announced that Volkswagen and Audi will use next-generation Tegra starting in 2012. Additionally, we announced 3D Vision Surround for GeForce, a high-definition 3D stereo solution for the home at the recent Consumer Electronics Show in January 2010. 3D Vision is a combination of wireless glasses, a high-power infrared emitter and software that transforms PC games into full stereoscopic 3D experiences. Over 420 games now support NVIDIA 3D Vision.

Tender Offer

During the first quarter of fiscal year 2010, we announced that our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, including our former Chief Financial Officer, Marvin D. Burkett, were eligible to participate in the Offer. All eligible options with exercise prices less than $28.00 per share, but not less than $17.50 per share, were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

During fiscal year 2010, we recorded an additional net warranty charge of $95.8 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. This charge included an additional accrual of $164.4 million for related estimated costs, offset by reimbursements from insurance carriers of $68.6 million that we recorded against cost of revenue during fiscal year 2010. During fiscal year 2009, we recorded a net warranty charge of $189.3 million charge against cost of revenue for the purpose of supporting the product repair costs of our affected customers around the world. This charge included an accrual of $196.0 million for related estimated costs, offset by reimbursements from insurance carriers of $6.7 million that we recorded against cost of revenue during fiscal year 2009. Although the number of units that we estimate will be impacted by this issue remains consistent with our initial estimates in July 2008, the overall cost of remediation and repair of impacted systems has been higher than originally anticipated. The weak die/packaging material combination is not used in any of our products that are currently in production.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these products are failing in the field at higher than normal rates. While we have not been able to determine with certainty a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to seek access to our insurance coverage regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set.

However, there can be no assurance that we will recover any additional reimbursement. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other products.

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation.

Subsequent Event

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010. Through January 31, 2010, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 31, 2010, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010. On March 16, 2010, our Board of Directors further authorized an extension of the stock repurchase program from May 2010 to May 2013.

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, or Board. The Audit Committee has reviewed our disclosures relating to our critical accounting policies and estimates in this Annual Report on Form 10-K.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed or determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment. Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We accrue for 100% of the potential rebates and do not apply a breakage factor. We recognize a liability for these rebates at the later of the date at which we record the related revenue or the date at which we offer the rebate. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue or incremental operating expense at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue over the period that services are performed. For all license and service arrangements, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. This risk is heightened during periods when economic conditions worsen, such as the when the worldwide economy is experiencing a significant downturn. The financial turmoil that affected the banking system and financial markets and increased the risk that financial institutions mighty consolidate or go out of business resulted in a tightening in the credit markets, a lower than normal level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from this type of credit crisis on our business, including inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, insolvencies and failure of financial institutions, which could negatively impact our financial results. Furthermore, there can be no assurance that we will be able to continue to obtain credit insurance in the future.

As of January 31, 2010, our allowance for doubtful accounts receivable was $1.0 million and our gross accounts receivable balance was $414.0 million. Of the $414.0 million, $95.9 million was covered by credit insurance and $15.8 million was covered by letters of credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may have to record additional reserves or write-offs on certain sales transactions in the future. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit. We have incurred cumulative bad debts of $0.5 million over the last three fiscal years. As a result of our low bad debt experience, our allowance for doubtful accounts receivable has ranged between 0.1% and 0.3% during fiscal years 2010 and 2009, respectively. As of January 31, 2010, our allowance for doubtful accounts receivable represented 0.2% of our gross accounts receivable balance.

Inventories

Inventory cost is computed on an adjusted standard basis; which approximates actual cost on an average or first-in, first-out basis. We write down our inventory for estimated lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped, so if actual market conditions are more favorable in the fiscal periods subsequent to that in which we record larger than normal inventory reserves, we may have higher gross margins when products are sold. As of January 31, 2010, our inventory reserve was $64.8 million. As a percentage of our gross inventory balance, our inventory reserve has ranged between 7.8% and 19.6% during fiscal years 2010 and 2009. As of January 31, 2010, our inventory reserve represented 16.4% of our gross inventory balance.

Warranty Liabilities

Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

During fiscal years 2010 and 2009, we recorded $164.4 million and $196.0 million, respectively, as warranty charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. The MCP and GPU products that were impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products were identified as failing in the field at higher than normal rates.

Determining the amount of the warranty charges related to this issue required management to make estimates and judgments based on historical experience, test data and various other assumptions including estimated field failure rates that we believe to be reasonable under the circumstances. The results of these judgments formed the basis for our estimate of the total charge to cover anticipated customer warranty, repair, return and replacement and other associated costs. However, if actual repair, return, replacement and other associated costs and/or actual field failure rates exceed our estimates, we may be required to record additional reserves, which would increase our cost of revenue and materially harm our financial results.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be indefinitely reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 31, 2010, we had a valuation allowance of $113.4 million related to state and certain foreign deferred tax assets that management determined are not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period the realization occurred.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $401.5 million as of January 31, 2010. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do a with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. Please refer to Note 14 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Goodwill

Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments, or components of an operating segment, for the purposes of completing our goodwill impairment test. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities. Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach.

During the fourth quarter of fiscal year 2010, our market capitalization increased over 100% when compared to the same period in fiscal year 2009. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2010 and concluded that there was no impairment as the fair value of our reporting units exceeded their carrying value. This assessment was based upon a discounted cash flow analysis, analysis of market comparables, where appropriate, and analysis of our market capitalization. Determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. We also make judgments and assumptions in allocating assets and liabilities to each of our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.

Our estimates of cash flows were based upon, among other things, certain assumptions about expected future operating performance, such as revenue growth rates, operating margins, risk-adjusted discount rates, and future economic and market conditions. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models, which increases the risk of differences between the projected and actual performance. The long-term financial forecasts that we utilize represent the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. Significant differences between our estimates and actual cash flows could materially affect our future financial results, which could impact our future estimates of the fair value of some or all of our reporting units. Determining the fair value of our reporting units also requires us to use judgment in the selection of appropriate market comparables, if there are any, and the amount of weight to ascribe to fair value measurements that are based on the market approach.

Any significant reductions in the actual amount of cash flows realized by our reporting units, reductions in the value of market comparables, or reductions in our market capitalization could impact future estimates of the fair value of our reporting units. Such events could ultimately result in a charge to our earnings in future periods due to the potential for a write-down of the goodwill associated with some or all of our reporting units.

Cash Equivalents and Marketable Securities

Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with maturities of greater than three months when purchased. We generally classify our marketable securities at the date of acquisition as available- for- sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholder's equity, net of tax. Any unrealized losses which are considered to be other-than-temporary impairments are recorded in the other income (expense) section of our consolidated statements of operations. Realized gains (losses) on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense) section of our consolidated statements of operations. Please refer to Note 18 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K. We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Level 1 valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 valuations are obtained from quoted market prices in active markets involving similar assets. Level 3 valuations are based on unobservable inputs to the valuation methodology and include our own data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances. Each level of input has different levels of subjectivity and difficulty involved in determining fair value. While most of our cash equivalents and marketable securities are valued based on Level 2 inputs, the valuation of our holdings of the Reserve International Liquidity Fund, Ltd., or International Reserve Fund are classified as a Level 3 input due to the inherent subjectivity and the significant judgment involved in its valuation. Total financial assets at fair value classified within Level 3 were 0.4% of total assets on our Consolidated Balance Sheet as of January 31, 2010.

All of our available-for-sale investments are subject to a periodic impairment review. We record a charge to earnings when a decline in fair value is significantly below cost basis and judged to be other-than-temporary, or have other indicators of impairments. If the fair value of an available-for-sale debt instrument is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances where (1) we intend to sell the instrument, (2) it is more likely than not that we will be required to sell the instrument before recovery of its amortized cost basis, or (3) a credit loss exists where we do not expect to recover the entire amortized cost basis of the instrument. If we intend to sell or it is more likely than not that we will be required to sell the available-for-sale debt instrument before recovery of its amortized cost basis, we recognize an other-than-temporary impairment in earnings equal to the entire difference between the debt instruments' amortized cost basis and its fair value. For available-for-sale debt instruments that are considered other-than-temporarily impaired due to the existence of a credit loss, if we do not intend to sell and it is more likely than not that we will be required to sell the instrument before recovery of its remaining amortized cost basis (amortized cost basis less any current-period credit loss), we separate the amount of the impairment into the amount that is credit related and the amount due to all other factors. The credit loss component is recognized in earnings.

Stock-based Compensation

Our stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period. We recognize stock-based compensation expense using the straight-line attribution method. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, vesting schedules, death and disability probabilities, expected volatility and risk-free interest. Our management has determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, can reasonably be expected to be a better indicator of our expected volatility than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. We began segregating options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model.

Using the binomial model, we estimated the fair value of the stock options granted under our stock option plans using the following assumptions during the fiscal year ended January 31, 2010:

Weighted average expected life of stock options (in years)	3.7 - 5.8
Risk free interest rate	1.8% - 2.9%
Volatility	45% - 72%
Dividend yield	—

We used the Black-Scholes model to estimate the fair value of shares issued under our employee stock purchase plan during the fiscal year ended January 31, 2010, using the following assumptions:

Weighted average expected life of stock options (in years)	0.5 - 2.0
Risk free interest rate	0.2% - 1.0%
Volatility	53% - 73%
Dividend yield	—

Accounting standards also require forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. If factors change and we employ different assumptions in the application of accounting standards in future periods, the compensation expense that we record under these accounting standards may differ significantly from what we have recorded in the current period.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigations, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with U.S.GAAP. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our consolidated statements of operations expressed as a percentage of revenue.

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
Revenue	100.0%	100.0%	100.0%
Cost of revenue	64.6	65.7	54.4
Gross profit	35.4	34.3	45.6
Operating expenses:			
Research and development	27.3	25.0	16.9
Sales, general and administrative	11.0	10.6	8.3
Restructuring charges and other	—	0.8	—
Total operating expenses	38.3	36.4	25.2
Income (loss) from operations	(2.9)	(2.1)	20.4
Interest and other income, net	0.5	0.8	1.6
Income (loss) before income taxes	(2.4)	(1.3)	22.0
Income tax expense (benefit)	(0.4)	(0.4)	2.5
Net income (loss)	(2.0)%	(0.9)%	19.5%

Fiscal Years Ended January 31, 2010, January 25, 2009 and January 27, 2008

Revenue

Fiscal Year 2010 vs. Fiscal Year 2009

Revenue was $3.33 billion for the fiscal year 2010 and $3.42 billion for fiscal year 2009, a decrease of 3%. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU Business revenue decreased by 8% to $1.76 billion for fiscal year 2010 compared to $1.91 billion for fiscal year 2009. The decrease was primarily the result of a decline in sales of notebook GPUs, offset by a slight increase in sales of memory products. Sales of our notebook GPU products decreased by approximately 31% while sales of our desktop GPU products were essentially flat, increasing by only 1%, and our memory products increased by 38% as compared to fiscal year 2009. The decrease in notebook GPU revenue was driven primarily by a combination of a decline in unit demand and a decline in average selling price ("ASPs") as a result of increased competition in the marketplace and due to share losses we experienced within the notebook segment, during calendar year 2009 compared to calendar year 2008 as reported in the November PC Graphics 2009 Report from Mercury Research. The very slight increase in sales of our desktop GPU products resulted from an increase in unit volume in fiscal year 2010, which was driven by a strong unit sales recovery during the fourth quarter of fiscal year 2010, offset by a decline in ASPs for the full fiscal year, which was driven by pricing pressures in the marketplace for our high-end and mainstream products. Sales of our memory products increased as a result of the overall increase in desktop GPU unit demand.

PSB. PSB revenue decreased by 26% to $510.2 million for the fiscal year 2010 as compared to $693.4 million for fiscal year 2009. Both the ASPs and unit shipments of professional workstation products decreased, primarily due to the relatively slow recovery of corporate spending following the economic recession that began during fiscal year 2009.

MCP Business. MCP Business revenue increased by 33% to $871.6 million for fiscal year 2010 as compared to $655.6 million for fiscal year 2009. The increase was a result of increased sales of our Intel-based platform products by over 100%, offset by a decrease in sales of our AMD-based platform products by approximately 12%. The increase in Intel-based platform product sales was driven by sales of our ION products. The decrease in AMD-based platform products was driven by limited availability of low-end AMD CPUs in the marketplace during the last half of fiscal year 2010 as well as by AMD continuing to market their own chipset product lines in place of ours.

CPB. CPB revenue increased by 20% to $163.9 million for fiscal year 2010 as compared to $136.3 million for fiscal year 2009. This increase in CPB revenue was primarily driven by sales growth from our embedded products for the automotive and entertainment markets, and was partially offset by a decrease in revenue from development arrangements and royalties from game console-related products in the comparative periods.

Fiscal Year 2009 vs. Fiscal Year 2008

Revenue was $3.42 billion for fiscal year 2009, compared to $4.10 billion for fiscal year 2008, which represents a decrease of 16%. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU business revenue decreased by 24% to $1.91 billion for fiscal year 2009, compared to $2.52 billion for fiscal year 2008. This decrease resulted from decreased sales of our desktop GPU and memory products, offset by increased sales of our notebook GPU products. Sales of our desktop GPU and memory products decreased by approximately 29% and 59%, respectively, in fiscal year 2009 when compared to fiscal year 2008. These decreases were primarily due to a decline in the Standalone Desktop market segment as reported in the December 2008 PC Graphics Report from Mercury Research, driven by a combination of market migration from desktop PCs towards notebook PCs and an overall market shift in the mix of products towards lower priced products. This overall market decline translated into a decline of over 20% in the number of units of desktop GPU products that we sold in fiscal year 2009 compared to fiscal year 2008. The decline in desktop GPU revenue also reflects the impact of a slight average sales price regression in our products and a decline in our share position during the middle portion of fiscal year 2009 as a result of increased competition. Memory sales declined as a result of a decline in sales of our high-end desktop GPU products. Sales of our notebook GPU products increased approximately 3% in fiscal year 2009 when compared to fiscal year 2008, due to higher unit sales aided by a market move toward notebook PCs over desktop PCs, offset by a slight decline in average selling prices. Additionally, the overall global economic recessionary climate contributed to a significant decline in the demand for total graphics during the fourth quarter of fiscal year 2009.

PSB. PSB revenue increased by 18% to $693.4 million for fiscal year 2009, compared to $588.4 million for fiscal year 2008. Our NVIDIA professional workstation product sales increased due to an overall unit increase of approximately 15% in shipments of boards and chips as compared to fiscal year 2008, due to strong demand and our transition from previous generations of NVIDIA Quadro professional workstation products to GeForce 8-based and GeForce 9-based products. Sales of NVIDIA Quadro CX for Adobe's CS4 software, which we launched in the third quarter of fiscal year 2009, also contributed towards the increase in sales in fiscal year 2009.

MCP Business. MCP business revenue decreased by 8% to $655.6 million for fiscal year 2009, compared to $710.4 million for fiscal year 2008. This decrease was due to a decline of approximately 32% in sales of our AMD-based platform products resulting from increased competition in AMD-based products, offset by an increase of approximately 120% in sales of our Intel-based platform products. The increase in Intel-based product sales was driven by sales of our GeForce 9400M mGPU, which we launched in October 2008 along with Apple Inc., or Apple, for their new lineup of Mac notebooks, and our new GeForce 9400 and 9300 mGPUs for Intel desktop PCs.

CPB. CPB revenue decreased by 46% to $136.3 million for fiscal year 2009, compared to $251.1 million for fiscal year 2008. The decline in CPB revenue is primarily driven by a combination of a decrease in revenue from our cell phone products and a decrease in revenue from Sony Computer Entertainment, or SCE. The decrease in revenue from our cell phone products resulted from our shift from marketing and developing legacy products to achieving design wins and marketing our newer Tegra products. The decrease in our revenue from SCE resulted from a decline in license revenue and a decline in royalty revenue that was caused by a lower number of units shipped as well as by a step-down in the per unit royalty rate during the year due to achievement of a unit-based milestone in our agreement with SCE.

Concentration of Revenue

We generated 84%, 87% and 89% of our total revenue for fiscal years 2010, 2009 and 2008, respectively, from sales to customers outside the United States and other Americas. Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if the foreign contract equipment manufacturers, or CEMs', add-in board and motherboard manufacturers' revenue is attributable to end customers in a different location.

Revenue from significant customers, those representing 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
Revenue:			
Customer A	12%	7%	5%
Customer B	9%	8%	10%
Customer C	7%	11%	7%

Gross Profit and Gross Margin

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory and warranty provisions and shipping costs. Cost of revenue also includes development costs for license, service arrangements and stock-based compensation related to personnel associated with manufacturing.

Gross margin is the percentage of gross profit to revenue. Our gross margin was 35.4%, 34.3% and 45.6% for fiscal years 2010, 2009 and 2008, respectively. Our gross margin is significantly impacted by the mix of products we sell and can vary in any period depending on that product mix.

Our strategy for improving our gross margin relies upon delivering competitive product offerings that allow us to maintain our market leadership position and expand our addressable markets, lowering our product costs by introducing product architectures that take advantage of smaller process geometries and improving our product mix. We expect gross margin to be in the range of 44% to 45% during the first quarter of fiscal year 2011.

A discussion of our gross margin results for each of our operating segments is as follows:

Fiscal Year 2010 vs. Fiscal Year 2009

Our gross margin increased to 35.4% in fiscal year 2010 from 34.3% for fiscal year 2009. The improvement in gross margin was driven primarily by improved yields of our 55nm products, transition to 40nm products, as well as other manufacturing cost reductions, and more favorable product mix, particularly with increased sales of higher margin MCP products. Furthermore, during the first quarter of fiscal year 2010 our gross margin benefited from the sell-through of inventory that had previously been written down in the fourth quarter of fiscal year 2009. This did not have a significant impact on our gross margin for the remaining quarters in fiscal year 2010. Offsetting these improvements, we recorded a charge to cost of revenue, net of insurance reimbursement in the amount of $95.9 million in fiscal year 2010 compared to $189.3 million in fiscal year 2009 related to weak die/packing material set that was used in certain versions of our previous generation chips.

GPU Business. The gross margin of our GPU Business decreased during fiscal year 2010 as compared to fiscal year 2009. This decline resulted from lower ASPs in our mainstream desktop GPU products as well as in our notebook GPU products that we believe were driven by pricing pressures in the marketplace over the comparable period. These factors were further exacerbated in the first quarter of fiscal year 2010 as a result of losses we incurred selling certain older, transitioning products. These decreases in gross margins were offset by improving yields of our 55nm products, a transition to 40nm products, and other manufacturing cost reductions achieved during fiscal year 2010, plus a net benefit arising from the sell-through of inventory during primarily the first half of fiscal year 2010 that had previously been written down in the fourth quarter of fiscal year 2009.

PSB. The gross margin of our PSB decreased during fiscal year 2010 as compared to fiscal year 2009. This decrease was primarily due to a decline in ASPs caused primarily by pricing pressure resulting from the relatively slow recovery of corporate spending during fiscal year 2010 following the economic recession that began during fiscal year 2009 .

MCP Business. The gross margin of our MCP Business increased during fiscal year 2010 as compared to fiscal year 2009. This increase was primarily driven by a shift in product mix toward higher margin Intel-based and AMD-based platform products and a reduction in the warranty charge arising from a weak die/packaging material set in certain versions of our previous generation products. In addition, we recorded greater benefits to cost of revenue for insurance reimbursements received during the comparable periods.

CPB. The gross margin of our CPB decreased during fiscal year 2010 as compared to fiscal year 2009. This decrease was a result of declining revenue from higher margin products and services, including development arrangements and royalties from game console-related products, in the comparative periods.

Fiscal Year 2009 vs. Fiscal Year 2008

Our gross margin declined to 34.3% in fiscal year 2009 from 45.6% for fiscal year 2008. The gross margin for fiscal year 2009 includes the impact of a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems offset by allocated insurance claim proceeds of $6.7 million from an insurance provider. This warranty charge had an adverse impact of approximately 6.0% on our gross margin for fiscal year 2009. We also incurred a charge of $4.5 million related to a royalty dispute during fiscal year 2009. Additionally, inventory reserves taken during fiscal year 2009 were approximately $50.0 million higher compared to fiscal year 2008, reflecting a significant decline in our forecasted future demand for the related products and having a negative impact on our gross margin.

GPU Business. The gross margin of our GPU business decreased during fiscal year 2009 as compared to fiscal year 2008. This decrease was due to a charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and associated costs arising from a weak die/packaging material set in certain versions of our previous generation GPU products used in notebook systems, the negative impact of inventory reserves taken during the fourth quarter of fiscal year 2009, and average sales price regression in our GeForce 9-based and previous generations of desktop products resulting from increased competition. The average sales price regression was also driven by a combination of market migration from desktop PCs towards notebook PCs and an overall market shift in the mix of products towards lower priced products.

PSB. The gross margin of our PSB increased slightly during fiscal year 2009 as compared to fiscal year 2008. This increase was primarily due to increased sales of our GeForce 9-based NVIDIA Quadro products, which began selling in the fourth quarter of fiscal year 2008, and GeForce 8-based NVIDIA Quadro products, which generally have higher gross margins than our previous generations of NVIDIA Quadro products.

MCP Business. The gross margin of our MCP business decreased during fiscal year 2009 as compared to fiscal year 2008, due to a decline in the margins of our AMD and Intel-based products. During fiscal year 2009, gross margins declined primarily due to a charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP products used in notebook systems.

CPB. The gross margin of our CPB increased during fiscal year 2009 as compared to fiscal year 2008. This increase was primarily due to changes in the product mix in our CPB product lines. We experienced greater revenue decline in our lower margin cell phone and other handheld devices product lines as compared to higher margin SCE transactions in the current year.

Operating Expenses

	Year Ended				Year Ended			
	January 31, 2010	January 25, 2009	$ Change	% Change	January 25, 2009	January 27, 2008	$ Change	% Change
	(In millions)				(In millions)			
Research and development expenses	$ 908.9	$ 855.9	$ 53.0	6%	$ 855.9	$ 691.6	$164.3	24%
Sales, general and administrative expenses	367.0	362.2	4.8	1%	362.2	341.3	20.9	6%
Restructuring charges and other	—	26.9	(26.9)	(100)%	26.9	—	26.9	100%
Total operating expenses	$1,275.9	$1,245.0	$ 30.9	2.5%	$1,245.0	$1,032.9	$212.1	21%
Research and development as a percentage of net revenue	27%	25%			25%	17%		
Sales, general and administrative as a percentage of net revenue	11%	11%			11%	8%		

Research and Development

Fiscal Year 2010 vs. Fiscal Year 2009

Research and development expenses increased by $53.0 million, or 6%. The majority of the increase was caused by stock-based compensation charges recorded during fiscal year 2010 of $90.5 million related to a tender offer that closed in March 2009, offset by a reduction in ongoing stock-based compensation expense of $36.7 million resulting from the cancellation of stock options pursuant to the tender offer. Compensation and benefits related to research and development increased by $11.9 million due to additional new hires and depreciation and amortization expense increased by $4.2 million due to property and equipment purchases. Additionally, our cost reduction initiatives across several discretionary spending areas resulted in decreased expenses related to computer software and equipment of $7.7 million, travel and entertainment of $5.4 million, employee related expenses of $3.5 million, and development expenses of $2.8 million.

Fiscal Year 2009 vs. Fiscal Year 2008

Research and development expenses increased by $164.3 million, or 24%. The increase was primarily due to increase in salaries and benefits by approximately $64.9 million primarily as a result of the net addition of approximately 500 personnel in departments related to research and development functions, offset by lower expenses during fiscal year 2009 related to our variable compensation programs when compared to fiscal year 2008. Stock-based compensation expense increased by $21.4 million primarily because of the impact of new hire and semi-annual stock awards granted subsequent to the third quarter of fiscal year 2008, offset by a reduction in expense related to older stock awards that were almost fully vested and for which the related expense had been almost fully amortized by the end of the first quarter of fiscal year 2009. Development expenses increased by $18.8 million primarily due to increase in expenses related to engineering services, prototype materials and internal board requests. Other increases in research and development expenses are primarily related to costs that were driven by personnel growth, including depreciation and amortization, facilities, and computer software and equipment.

Sales, General and Administrative

Fiscal Year 2010 vs. Fiscal Year 2009

Sales, general and administrative expenses increased by $4.8 million, or 1%. The majority of the increase was caused by stock-based compensation charges recorded during fiscal year 2010 of $38.3 million related to a tender offer that closed in March 2009, offset by a reduction in ongoing stock-based compensation expense of $19.1 million resulting from the cancellation of stock options pursuant to the tender offer. The increase was also driven by an increase in compensation and benefits by $8.4 million due to additional new hires and professional fees by $11.3 million due to legal service charges. Offsetting these increases, our cost reduction initiatives across several discretionary spending areas resulted in decreased expenses related to advertising and promotions of $9.3 million, employee related expenses of $8.0 million, contract labor of $6.6 million, computer software and equipment of $6.5 million, and marketing of $5.4 million.

Fiscal Year 2009 vs. Fiscal Year 2008

Sales, general and administrative expenses increased by $20.9 million, or 6%. Outside professional fees increased by $17.5 million primarily due to increased legal fees pertaining to ongoing litigation matters described in Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K. Marketing and advertising expenses increased by $22.3 million, primarily due to increased advertising campaign related activities and trade shows in the current year. Depreciation and amortization expense increased by $15.4 million primarily due to amortization of intangible assets acquired from our acquisitions of Mental Images and Ageia, Technologies, Inc., and from increased capital expenditures. Stock-based compensation expense increased by $6.9 million primarily due to the impact of new hire and semi-annual stock awards granted subsequent to the third quarter of fiscal year 2008, offset by a reduction in expense related to older stock awards that were almost fully vested and for which the related expense had been almost fully amortized by the end of the first quarter of fiscal year 2009. Headcount related to personnel in departments related to sales, general and administrative functions remained relatively flat year-over-year, but labor and related expenses decreased by $13.9 million due to lower expenses during fiscal year 2009 related to our variable compensation programs when compared to fiscal year 2008.

Restructuring Charges and Other

We announced a workforce reduction to allow for continued investment in strategic growth areas during fiscal year 2009. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million.

Restructuring and other expenses in fiscal year 2009 also included a non-recurring charge of $18.9 million associated with the termination of a development contract related to a new campus construction project that has been put on hold. There were no restructuring related charges in fiscal years 2010 or 2008.

Interest Income and Interest Expense

Interest income, net of interest expense consists of interest earned on cash, cash equivalents and marketable securities. Interest income decreased to $19.8 million in fiscal year 2010, from $42.5 million in fiscal year 2009 primarily due to the result of lower interest rates and interest expense recorded on a capital lease for a data center in Santa Clara, California during fiscal year 2010. Interest income decreased to $42.5 million in fiscal year 2009 from $64.2 million in fiscal year 2008 primarily due to the result of lower average balances of cash, cash equivalents and marketable securities and lower interest rates in fiscal year 2009 compared to fiscal year 2008.

Other Income (Expense), net

Other income and expense primarily consists of realized gains and losses on the sale of marketable securities and foreign currency translation. Other (expense), net of other income was ($3.1) million, ($14.7) million, and $0.8 million in fiscal years 2010, 2009, and 2008, respectively. The fluctuation between these years was primarily due to other than temporary impairment charges of $9.9 million that we recorded during fiscal year 2009. These charges included $5.6 million related to an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund, $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that had filed for bankruptcy. Please refer to Note 18 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion.

Income Taxes

We recognized income tax expense (benefit) of $(14.3) million, $(12.9) million and $103.7 million during fiscal years 2010, 2009 and 2008, respectively. Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was 17.4% in fiscal year 2010, 30.0% in fiscal year 2009 and 11.5% in fiscal year 2008.

The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional impact of the federal research tax credit recognized in fiscal years 2010 and 2009 relative to the loss before taxes in such fiscal years.

Please refer to Note 14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding the components of our income tax expense.

Liquidity and Capital Resources

	January 31, 2010	January 25, 2009
	(In millions)	
Cash and cash equivalents	$ 447.2	$ 417.7
Marketable securities	1,281.0	837.7
Cash, cash equivalents, and marketable securities	$1,728.2	$1,255.4

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
		(In millions)	
Net cash provided by operating activities	$ 487.8	$ 249.4	$1,270.2
Net cash used in investing activities	$(519.3)	$(209.4)	$ (761.3)
Net cash used in financing activities	$ 61.1	$(349.3)	$ (326.3)

As of January 31, 2010, we had $1.73 billion in cash, cash equivalents and marketable securities, an increase of $472.8 million from the end of fiscal year 2009. Our portfolio of cash equivalents and marketable securities is managed by several financial institutions. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration.

Operating activities

Operating activities generated cash of $487.8 million, $249.4 million and $1.27 billion during fiscal years 2010, 2009 and 2008, respectively.

The increase in cash provided by operating activities in fiscal year 2010 when compared to fiscal year 2009 was primarily due to changes in operating assets and liabilities, including increases in accounts payable resulting from the timing of payments to vendors and a decrease in inventory resulting from an increase in inventory turnover. Additionally, while we experienced a net loss in fiscal year 2010 of $68.0 million, versus a net loss of $30.0 million in fiscal year 2009, non-cash charges to earnings included stock-based compensation of $242.8 million and depreciation and amortization of $196.7 million.

The cash provided by operating activities decreased in fiscal year 2009 due to a decrease in our net income compared to fiscal year 2008 plus the impact of non-cash charges to earnings and deferred income taxes. During fiscal year 2009, non-cash charges to earnings included stock-based compensation of $162.7 million and depreciation and amortization of $185.0 million. Additionally, operating cash flows for fiscal year 2009 also declined due to changes in operating assets and liabilities, including the timing of payments to vendors and a decrease in inventory turnover. Additionally, we incurred $21.8 million in net cash outflows in fiscal year 2009 towards a confidential patent licensing agreement that we entered into in fiscal year 2007.

The increase in cash flows from operating activities in fiscal year 2008 when compared to fiscal year 2007 was primarily due to an increase in our net income during the comparable periods plus the impact of non-cash charges to earnings. During fiscal year 2008, non-cash charges to earnings included stock-based compensation of $133.4 million and depreciation and amortization on our long-term assets of $133.2 million. Additionally, operating cash flows for fiscal year 2008 also improved due to changes in operating assets and liabilities, including the timing of payments to vendors and an improvement in inventory turnover. These increases were offset by approximately $57.3 million in net cash outflows towards a confidential patent licensing agreement that we entered into in fiscal year 2007.

Investing activities

Investing activities have consisted primarily of purchases and sales of marketable securities, acquisition of businesses and purchases of property and equipment, which include leasehold improvements for our facilities and intangible assets. Investing activities used cash of $519.3 million, $209.4 million and $761.3 million during fiscal years 2010, 2009 and 2008, respectively.

Investing activities for fiscal year 2010 used cash of $441.5 million towards the purchase of marketable securities, net of proceeds from sales of marketable securities. Additionally, we used $77.6 million towards capital expenditures in fiscal year 2010. Capital expenditures included purchase of new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

Investing activities for fiscal year 2009 used cash of $27.9 million in connection with our acquisition of Ageia and $407.7 million towards capital expenditures, as we built additional facilities to accommodate our growing employee headcount, new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations. Investing activities for capital expenditures in fiscal year 2009 also included payment of approximately $183.8 million for purchase of a property in Santa Clara, California, that includes approximately 25 acres of land and ten commercial buildings. Our original plans for the purchased property included constructing a new campus on the site. We are currently re-evaluating those plans. This cash outflow is offset by $226.7 million of cash from the net proceeds from sales of marketable securities.

Investing activities for fiscal year 2008 used cash of $496.4 million towards the net purchases of marketable securities, resulting from the need to invest the additional amounts of cash we received from operating activities, and $75.5 million for our acquisition of Mental Images. Investing activities for fiscal year 2008 also included $187.7 million of capital expenditures. Capital expenditures included purchase of property in anticipation of building additional facilities to accommodate our growing employee headcount, new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

Financing activities

Financing activities provided cash of $61.1 million during fiscal year 2010, and used cash of $349.3 million and $326.3 million during fiscal years 2009 and 2008, respectively.

Net cash provided by financing activities in fiscal year 2010 was primarily due to cash proceeds of $138.0 million from common stock issued under our employee stock plans, offset by $78.1 million used for the purchase of outstanding stock options related to a tender offer that closed in March 2009.

Net cash used by financing activities in fiscal year 2009 was primarily due to $423.6 million used in our stock repurchase program, offset by cash proceeds of $73.5 million from common stock issued under our employee stock plans.

Net cash used by financing activities in fiscal year 2008 was primarily due to $552.5 million used in our stock repurchase program, offset by cash proceeds of $226.0 million from common stock issued under our employee stock plans.

Liquidity

Our primary source of liquidity is cash generated by our operations. Our investment portfolio consisted of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by government-sponsored enterprises, equity securities, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in United States dollars. As of January 31, 2010, we did not have any investments in auction-rate preferred securities.

All of the cash equivalents and marketable securities are treated as "available-for-sale". Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our statement of operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

As of January 31, 2010 and January 25, 2009, we had $1.73 billion and $1.26 billion, respectively, in cash, cash equivalents and marketable securities. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument. As of January 31, 2010, we were in compliance with our investment policy. As of January 31, 2010, our investments in government agencies and government sponsored enterprises represented approximately 62% of our total investment portfolio, while the financial sector accounted for approximately 22% of our total investment portfolio. All of our investments are with A/A2 or better rated securities.

We performed an impairment review of our investment portfolio as of January 31, 2010. Based on our quarterly impairment review, we concluded that our investments were appropriately valued and did not record any impairment during fiscal year 2010. However, we recorded other than temporary impairment charges of $9.9 million during fiscal year 2009. These charges included $5.6 million related to an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund, $2.5 million related to a decline in the value of publicly traded equity securities, and $1.8 million related to debt securities held by us that were issued by companies that had filed for bankruptcy. Please refer to Note 18 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further details.

Net realized gains, excluding any impairment charges, were $1.8 million and $2.1 million for fiscal year 2010 and 2009, respectively. Net realized gains for fiscal year 2008 were not material. As of January 31, 2010, we had a net unrealized gain of $12.6 million, which was comprised of gross unrealized gains of $12.7 million, offset by $0.1 million of gross unrealized losses. As of January 25, 2009, we had a net unrealized gain of $4.4 million, which was comprised of gross unrealized gains of $7.8 million, offset by $3.4 million of gross unrealized losses.

As of January 31, 2010, we held a money market investment in the International Reserve Fund, which was valued at $13.0 million, net of $5.6 million of other than temporary impairment charges that we recorded during fiscal year 2009. We reclassified this amount out of cash and cash equivalents in our Consolidated Balance Sheet due to the halting of redemption requests in September 2008 by the International Reserve Fund. The $13.0 million value of our holdings in the International Reserve Fund as of January 31, 2010 reflects an initial investment of $130.0 million, reduced by $111.4 million that we received from the International Reserve Fund during the fiscal year 2010 and the $5.6 million other than temporary impairment charge we recorded against the value of this investment during fiscal year 2009. The $111.4 million we received was our portion of a payout of approximately 85.6% of the total assets of the International Reserve Fund. All of the underlying securities held by the International Reserve Fund had matured by the end of fiscal year 2010. We expect to ultimately receive the proceeds from our remaining investment in the International Reserve Fund, excluding some or all of the $5.6 million impairment charges. However, redemptions from the International Reserve Fund are currently subject to pending litigation, which could cause further delay in receipt of our funds.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. Two customers accounted for approximately 20% of our accounts receivable balance at January 31, 2010. While we strive to limit our exposure to uncollectible accounts receivable using a combination of credit insurance and letters of credit, difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

Cash Tender Offer

During fiscal year 2010, our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer commenced on February 11, 2009 and was completed during the first quarter of fiscal year 2010. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934 were eligible to participate in the tender offer. All eligible options with exercise prices equal to or greater than $17.50 per share but less than $28.00 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices equal to or greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the cash tender offer.

Stock Repurchase Program

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement. We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during fiscal year 2010. Through January 31, 2010, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 31, 2010, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010.

Operating Capital and Capital Expenditure Requirements.

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

- decreased demand and market acceptance for our products and/or our customers' products;
- inability to successfully develop and produce in volume production our next-generation products;

- competitive pressures resulting in lower than expected average selling prices; and
- new product announcements or product introductions by our competitors.

We expect to spend approximately $110.0 million to $200.0 million for capital expenditures during fiscal year 2011, primarily for property development, leasehold improvements, software licenses, emulation equipment, computers and engineering workstations. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

For additional factors see "Item 1A. Risk Factors—Risks Related to Our Business, Industry and Partners—*Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.*"

3dfx Asset Purchase

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx. Under the terms of the APA, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The APA also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx one million shares, which due to subsequent stock splits now totals six million shares, of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the agreement to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court which sought, among other things, payments from us as additional purchase price related to our purchase of certain assets of 3dfx. In early November 2005, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement.

The conditional settlement reached in November 2005 never progressed through the confirmation process and the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million ($5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx) that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

Please refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation.

Product Defect

During fiscal year 2010, we recorded an additional net warranty charge of $95.8 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. This charge included an additional accrual of $164.4 million for related estimated costs, offset by reimbursements from insurance carriers of $68.6 million that we recorded against cost of revenue during fiscal year 2010. During fiscal year 2009, we recorded a net warranty charge of $189.3 million charge against cost of revenue for the purpose of supporting the product repair costs of our affected customers around the world. This charge included an accrual of $196.0 million for related estimated costs, offset by reimbursements from insurance carriers of $6.7 million that we recorded against cost of revenue during fiscal year 2009. Although the number of units that we estimate will be impacted by this issue remains consistent with our initial estimates in July 2008, the overall cost of remediation and repair of impacted systems has been higher than originally anticipated. The weak die/packaging material combination is not used in any of our products that are currently in production.

We continue to seek access to our insurance coverage regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set. However, there can be no assurance that we will recover any additional reimbursement.

Through January 31, 2010, we have made an aggregate of $233.5 million in cash payments related to the warranty accrual associated with incremental repair and replacement costs from the weak die/packaging material set and our remaining accrual balance was $88.1 million.

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation.

Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2010:

Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years	All Other
			(In thousands)			
Operating leases	$144,960	$ 46,905	$63,874	$15,786	$18,395	$ —
Capital lease	43,791	4,311	9,013	9,562	20,905	—
Purchase obligations(1)	461,988	461,988	—	—	—	—
Uncertain tax positions, interest and penalties(2)	120,997	—	—	—	—	120,997
Capital purchase obligations	25,177	25,177	—	—	—	—
Total contractual obligations	$805,269	$540,301	$77,125	$27,546	$39,300	$120,997

(1) Represents our inventory purchase commitments as of January 31, 2010.

(2) Represents unrecognized tax benefits of $109.8 million which consists of $42.2 million recorded in non-current income taxes payable and $67.6 million reflected as a reduction to the related deferred tax assets, and the related interest and penalties on the non-current income tax payable of $11.2 million as of January 31, 2010. We are unable to reasonably estimate the timing of any potential tax liability or interest/penalty payments in individual years due to uncertainties in the underlying income tax positions and the timing of the effective settlement of such tax positions.

Off-Balance Sheet Arrangements

As of January 31, 2010, we had no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Adoption of New Accounting Pronouncements

Please see Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a discussion of adoption of new accounting pronouncements.

Recently Issued Accounting Pronouncements

Please see Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a discussion of recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment and Interest Rate Risk

As of January 31, 2010 and January 25, 2009, we had $1.73 billion and $1.26 billion, respectively, in cash, cash equivalents and marketable securities. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, equity securities, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. As of January 31, 2010, we did not have any investments in auction-rate preferred securities. Our investments are denominated in United States dollars.

All of the cash equivalents and marketable securities are treated as "available-for-sale." Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in securities market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our Consolidated Statements of Operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax.

As of January 31, 2010, we performed a sensitivity analysis on our floating and fixed rate financial investments. According to our analysis, parallel shifts in the yield curve of both plus or minus 0.5% would result in changes in fair market values for these investments of approximately $8.3 million.

The financial turmoil that affected the banking system and financial markets and increased the possibility that financial institutions might consolidate or go out of business resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, including channel partner, insolvencies; and failure of financial institutions, which may negatively impact our treasury operations. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates;

and cash, cash equivalent and marketable securities balances. Volatility in the financial markets and economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. As of January 31, 2010, our investments in government agencies and government sponsored enterprises represented approximately 62% of our total investment portfolio, while the financial sector accounted for approximately 22% of our total investment portfolio. Of the financial sector investments, over half are guaranteed by the U.S. government. Substantially all of our investments are with A/A2 or better rated securities. If the fair value of our investments in these sectors was to decline by 2%-5%, fair market values for these investments would decline by approximately $27-$67 million.

Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant. The impact of foreign currency transaction loss included in determining net income (loss) for fiscal years 2010, 2009 and 2008 was $0.9 million, $2.0 million and $1.7 million, respectively. Currently, sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future.

We may enter into certain transactions such as forward contracts which are designed to reduce the future potential impact resulting from changes in foreign currency exchange rates. There were no forward exchange contracts outstanding at January 31, 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of January 31, 2010, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2010 based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 31, 2010.

The effectiveness of our internal control over financial reporting as of January 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors

Reference is made to the information regarding directors appearing under the heading "Proposal 1—Election of Directors" in our 2010 Proxy Statement, which information is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors appearing under the heading "Report of the Audit Committee of the Board of Directors" and "Information about the Board of Directors and Corporate Governance" in our 2010 Proxy Statement, which information is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors appearing under the heading "Information about the Board of Directors and Corporate Governance" in our 2010 Proxy Statement, which information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2010 Proxy Statement, which information is hereby incorporated by reference.

Code of Conduct

Reference is made to the information appearing under the heading "Information about the Board of Directors and Corporate Governance—Code of Conduct" in our 2010 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Code" and "Financial Team Code" are published on the Investor Relations portion of our web site, under Corporate Governance, at *www.nvidia.com*. The contents of our website are not a part of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporate by reference from the sections entitled "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "Director Compensation" and "Compensation Committee Report" in our 2010 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of NVIDIA Securities

The information required by this item is hereby incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our 2010 Proxy Statement.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our 2010 Proxy Statement under the caption"Equity Compensation Plan Information," and is incorporated by reference into this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference from the sections entitled "Transactions with Related Persons", "Review of Transactions with Related Persons" and "Information about the Board of Directors and Corporate Governance—Independence of the Members of the Board of Directors" in our 2010 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is hereby incorporated by reference from the section entitled "Fees Billed by the Independent Registered Public Accounting Firm" in our 2010 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of NVIDIA Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NVIDIA Corporation and its subsidiaries at January 31, 2010 and January 25, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, CA
March 17, 2010

NVIDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
Revenue	$3,326,445	$3,424,859	$4,097,860
Cost of revenue	2,149,522	2,250,590	2,228,580
Gross profit	1,176,923	1,174,269	1,869,280
Operating expenses:			
Research and development	908,851	855,879	691,637
Sales, general and administrative	367,017	362,222	341,297
Restructuring charges and other	—	26,868	—
Total operating expenses	1,275,868	1,244,969	1,032,934
Income (loss) from operations	(98,945)	(70,700)	836,346
Interest income	23,115	42,859	64,289
Interest expense	(3,320)	(406)	(54)
Other income (expense), net	(3,144)	(14,707)	760
Income (loss) before income tax	(82,294)	(42,954)	901,341
Income tax expense (benefit)	(14,307)	(12,913)	103,696
Net income (loss)	$ (67,987)	$ (30,041)	$ 797,645
Basic net income (loss) per share	$ (0.12)	$ (0.05)	$ 1.45
Weighted average shares used in basic per share computation(1)	549,574	548,126	550,108
Diluted net income (loss) per share	$ (0.12)	$ (0.05)	$ 1.31
Weighted average shares used in diluted per share computation(1)	549,574	548,126	606,732

(1) Reflects a three-for-two stock split effective on September 10, 2007.

Form 10-K

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 31, 2010	January 25, 2009
ASSETS		
Current assets :		
Cash and cash equivalents	$ 447,221	$ 417,688
Marketable securities	1,281,006	837,702
Accounts receivable, less allowances of $16,330 and $18,399 in 2010 and 2009, respectively	374,963	318,435
Inventories	330,674	537,834
Prepaid expenses and other	38,214	39,794
Deferred income taxes	8,752	16,505
Total current assets	2,480,830	2,167,958
Property and equipment, net	571,858	625,798
Goodwill	369,844	369,844
Intangible assets, net	120,458	147,101
Deposits and other assets	42,928	40,026
Total assets	$ 3,585,918	$ 3,350,727
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 344,527	$ 218,864
Accrued liabilities and other	439,851	559,727
Total current liabilities	784,378	778,591
Other long-term liabilities	111,950	151,850
Capital lease obligations, long term	24,450	25,634
Commitments and contingencies—see Note 13		
Stockholders' equity:		
Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 2,000,000,000 shares authorized; 652,391,708 shares issued and 561,465,851 outstanding in 2010; and 629,386,584 shares issued and 538,460,766 outstanding in 2009	653	629
Additional paid-in capital	2,219,401	1,889,257
Treasury stock, at cost (90,925,857 shares in 2010 and 90,925,818 shares in 2009)	(1,463,268)	(1,463,268)
Accumulated other comprehensive income	12,172	3,865
Retained earnings	1,896,182	1,964,169
Total stockholders' equity	2,665,140	2,394,652
Total liabilities and stockholders' equity	$ 3,585,918	$ 3,350,727

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital(1)	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Total Stockholders' Equity
	Outstanding Shares(1)	Amount(1)					
Balances, January 28, 2007	541,497,756	$583	$1,295,455	$ (487,120)	$ 1,436	$1,196,565	$2,006,919
Comprehensive Income (Loss):							
Unrealized gain, net of $2,860 tax effect	—	—	—	—	6,703	—	6,703
Reclassification adjustment for net realized gains included in net income, net of $4 tax effect	—	—	—	—	(105)	—	(105)
Net Income	—	—	—		—	797,645	797,645
Total Comprehensive Income (Loss)							804,243
Issuance of common stock from stock plans	36,238,014	36	225,933	—	—	—	225,969
Stock repurchase	(20,633,182)	—	—	(552,512)	—	—	(552,512)
Tax benefit from stock-based compensation	—	—	220	—	—	—	220
Stock-based compensation related to employees	—	—	133,073	—	—	—	133,073
Balances, January 27, 2008	557,102,588	619	1,654,681	(1,039,632)	8,034	1,994,210	2,617,912
Comprehensive Income (Loss):							
Unrealized gain, net of $2,054 tax effect	—	—	—	—	(3,920)	—	(3,920)
Reclassification adjustment for net realized gains included in net income, net of $135 tax effect	—	—	—	—	(249)	—	(249)
Net Income (Loss)	—	—	—		—	(30,041)	(30,041)
Total Comprehensive Income (Loss)							(34,210)
Issuance of common stock from stock plans	10,685,101	10	73,537	—	—	—	73,547
Stock repurchase	(29,326,923)	—	—	(423,636)	—	—	(423,636)
Tax benefit from stock-based compensation	—	—	(2,946)	—	—	—	(2,946)
Stock-based compensation related to employees	—	—	163,985	—	—	—	163,985
Balances, January 25, 2009	538,460,766	629	1,889,257	(1,463,268)	3,865	1,964,169	2,394,652
Comprehensive Income (Loss):							
Unrealized gain, net of $484 tax effect	—	—	—	—	9,417	—	9,417
Reclassification adjustment for net realized gains included in net income, net of $598 tax effect	—	—	—	—	(1,110)	—	(1,110)
Net Income (Loss)	—	—	—	—	—	(67,987)	(67,987)
Total Comprehensive Income (Loss)							(59,680)
Issuance of common stock from stock plans	23,005,124	24	138,005	—	—	—	138,029
Stock repurchase	(39)						
Tax benefit from stock-based compensation	—	—	29,891	—	—	—	29,891
Stock-based compensation related to employees	—	—	104,588	—	—	—	104,588
Tender offer	—	—	(78,075)	—	—	—	(78,075)
Charges related to stock option purchase-tender offer	—	—	135,735	—	—	—	135,735
Balances, January 31, 2010	561,465,851	$653	$2,219,401	$(1,463,268)	$12,172	$1,896,182	$2,665,140

(1) Reflects a three-for-two stock split effective on September 10, 2007.

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended		
	January 31, 2010	January 25, 2009	January 27, 2008
Cash flows from operating activities:			
Net income (loss)	$ (67,987)	$ (30,041)	$ 797,645
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation expense related to stock option purchase	135,735	—	—
Stock-based compensation expense	107,091	162,706	133,365
Depreciation and amortization	196,664	185,023	133,192
Impairment charge on investments	—	9,891	—
Deferred income taxes	(21,147)	(23,277)	89,516
Payments under patent licensing arrangement	(857)	(21,797)	(57,255)
In-process research and development expenses	—	—	4,000
Other	1,893	188	(216)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(56,741)	348,873	(146,055)
Inventories	204,656	(177,295)	(3,690)
Prepaid expenses and other current assets	1,580	21,528	(6,293)
Deposits and other assets	3,857	(2,108)	(13,914)
Accounts payable	119,366	(283,207)	216,875
Accrued liabilities and other long-term liabilities	(136,303)	58,876	123,026
Net cash provided by operating activities	487,807	249,360	1,270,196
Cash flows from investing activities:			
Purchases of marketable securities	(1,193,948)	(999,953)	(1,250,248)
Proceeds from sales and maturities of marketable securities	752,434	1,226,646	753,839
Purchases of property and equipment and intangible assets	(77,601)	(407,670)	(187,745)
Acquisition of businesses, net of cash and cash equivalents	—	(27,948)	(75,542)
Other	(218)	(442)	(1,622)
Net cash used in investing activities	(519,333)	(209,367)	(761,318)
Cash flows from financing activities:			
Payments related to stock option purchase	(78,075)	—	—
Payments related to repurchases of common stock	—	(423,636)	(552,512)
Proceeds from issuance of common stock under employee stock plans	138,029	73,547	225,969
Other	1,105	815	220
Net cash used in financing activities	61,059	(349,274)	(326,323)
Change in cash and cash equivalents	29,533	(309,281)	182,555
Cash and cash equivalents at beginning of period	417,688	726,969	544,414
Cash and cash equivalents at end of period	$ 447,221	$ 417,688	$ 726,969
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	$ 4,217	$ 7,620	$ 2,328
Cash paid for interest on capital lease obligations	$ 3,256	$ —	$ —

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
Non-cash activities:			
Change in unrealized gains (losses) from marketable securities	$ 8,305	$ (6,360)	$ 9,462
Assets acquired by assuming related liabilities	$37,830	$47,236	$18,072
Acquisition of business—goodwill adjustment	$ —	$ 3,411	$ 2,633

See accompanying notes to the consolidated financial statements.

Note 1—Organization and Summary of Significant Accounting Policies

Our Company

NVIDIA Corporation is the worldwide leader in visual computing technologies and the inventor of the graphics processing unit, or the GPU. Our products are designed to generate realistic, interactive graphics on workstations, personal computers, game consoles and mobile devices. Expertise in programmable GPUs has led to breakthroughs in parallel processing which make supercomputing inexpensive and widely accessible. We serve the entertainment and consumer market with our GeForce graphics products, the professional design and visualization market with our Quadro graphics products, the high-performance computing market with our Tesla computing solutions products, and the mobile computing market with our Tegra system-on-a-chip products. During the last several fiscal years, we have operated and reported four major product-line operating segments: the GPU business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB. However, effective with the first quarter of fiscal year 2011, we will no longer separate our MCP and GPU operating segments as such segmentation will no longer be reflective of the way we manage those businesses.

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business, as we have reported it through fiscal year 2010, has been comprised primarily of our ION NVIDIA motherboard GPU, or mGPU products. Our CPB is comprised of our Tegra mobile brand and products that support tablets and smartbooks, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, original design manufacturers, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com*. The contents of our website are not a part of these Notes to the consolidated financial statements.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

Fiscal Year

We operate on a 52 or 53-week year, ending on the last Sunday in January. Fiscal year 2010 was a 53-week year while fiscal years 2009 and 2008 were 52-week years.

Stock Splits

In August 2007, our Board of Directors, or the Board, approved a three-for-two stock split of our outstanding shares of common stock on Monday, August 20, 2007 to be effected in the form of a stock dividend. The stock split was effective on Monday, September 10, 2007 and entitled each stockholder of record on August 20, 2007 to receive one additional share for every two outstanding shares of common

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

stock held and cash in lieu of fractional shares. All share and per-share numbers contained herein have been retroactively adjusted to reflect this stock split.

Reclassifications

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of NVIDIA Corporation and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or U.S.GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We accrue for 100% of the potential rebates and do not apply a breakage factor. We recognize a liability for these rebates at the later of the date at which we record the related revenue or the date at which we offer the rebate. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue.

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue over the period that services are performed. For all license and service arrangements, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Advertising Expenses

We expense advertising costs in the period in which they are incurred. Advertising expenses for fiscal years 2010, 2009 and 2008 were $16.3 million, $28.5 million and $11.4 million, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred, but not paid.

Product Warranties

We generally offer limited warranty to end-users that ranges from one to three years for products in order to repair or replace products for any manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. We also accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated.

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

Stock-based Compensation

We measure stock-based compensation for equity awards exchanged for employee services at grant date, based on the fair value of the awards, and we recognize that compensation as expense using the straight-line attribution method over the requisite employee service period, which is typically the vesting period of each award. Our estimates of the fair values of employee stock options are calculated using a binomial model.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with U.S.GAAP. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Foreign Currency Translation

We use the United States dollar as our functional currency for all of our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities such as property and equipment, and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant.

The impact of foreign currency transaction loss included in determining net income (loss) for fiscal years 2010, 2009 and 2008 was $0.9 million, $2.0 million and $1.7 million, respectively.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be indefinitely reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 31, 2010, we had a valuation allowance of $113.4 million related to state and certain foreign deferred tax assets that management determined are not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period the realization occurred.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $401.5 million as of January 31, 2010. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do a with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. Please refer to Note 14 of these Notes to the Consolidated Financial Statements for additional information.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income (loss) per share for periods when their effect is anti-dilutive.

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

We consider all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. As of January 31, 2010 and January 25, 2009, our cash and cash equivalents were $447.2 million and $417.7 million, respectively, which include $81.4 million and $14.6 million invested in money market funds for fiscal year 2010 and fiscal year 2009, respectively.

Marketable Securities

Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with maturities of greater than three months when purchased. We generally classify our marketable securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Any unrealized losses which are considered to be other-than-temporary impairments are recorded in the other income (expense) section of our consolidated statements of operations. Realized gains (losses) on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense) section of our consolidated statements of operations.

All of our available-for-sale investments are subject to a periodic impairment review. We record a charge to earnings when a decline in fair value is significantly below cost basis and judged to be other-than-temporary, or have other indicators of impairments. If the fair value of an available-for-sale debt instrument is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances where (1) we intend to sell the instrument, (2) it is more likely than not that we will be required to sell the instrument before recovery of its amortized cost basis, or (3) a credit loss exists where we do not expect to recover the entire amortized cost basis of the instrument. If we intend to sell or it is more likely than not that we will be required to sell the available-for-sale debt instrument before recovery of its amortized cost basis, we recognize an other-than-temporary impairment in earnings equal to the entire difference between the debt instruments' amortized cost basis and its fair value. For available-for-sale debt instruments that are considered other-than-temporarily impaired due to the existence of a credit loss, if we do not intend to sell and it is not more likely than not that we will be required to sell the instrument before recovery of its remaining amortized cost basis (amortized cost basis less any current-period credit loss), we separate the amount of the impairment into the amount that is credit related and the amount due to all other factors. The credit loss component is recognized in earnings.

We performed an impairment review of our investment portfolio as of January 31, 2010. Based on our impairment review and having considered the guidance of the relevant accounting literature, we did not record any other than temporary impairment charges during fiscal year 2010. We concluded that our investments were appropriately valued and that no additional other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 31, 2010.

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 31, 2010 and January 25, 2009. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and accounts receivable. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and includes certain limits on our portfolio duration. All marketable securities are held in our name, managed by several investment managers and held by one major financial institution under a custodial arrangement. Accounts receivable from significant customers, those representing 10% or more of total accounts receivable aggregated approximately 20% of our accounts receivable balance from two customers at January 31, 2010 and approximately 38% of our accounts receivable balance from three customers at January 25, 2009. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We determine this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory for estimated lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped, so if actual market conditions are more favorable in the fiscal periods subsequent to that in which we record

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

larger than normal inventory reserves, we may have higher gross margins when products are sold. Sales of such products did not have a significant impact on our gross margin for fiscal year 2010.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets, generally three to five years. The estimated useful lives of our buildings are up to twenty-five years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

Goodwill

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. For the purposes of completing our impairment test, we perform our analysis on a reporting unit basis. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

Intangible Assets

Intangible assets primarily represent rights acquired under technology licenses, patents, acquired intellectual property, trademarks and customer relationships. We currently amortize our intangible assets with definitive lives over periods ranging from one to ten years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. Assets and liabilities to be disposed of would be separately presented in the consolidated balance sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

Accounting for Asset Retirement Obligations

We account for asset retirement obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The accounting guidance applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. As of January 31, 2010 and January 25, 2009, our asset retirement obligations to return the leasehold improvements to their original condition upon lease termination at our headquarters facility in Santa Clara, California and certain laboratories at our international locations were $10.6 million and $9.5 million, respectively.

Adoption of New Accounting Pronouncements

Business Combinations

In the first quarter of fiscal year 2010, we adopted new accounting guidance issued by the Financial Accounting Standards Board, or FASB, for business combinations. Under this guidance, an entity is required to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires: that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period, including changes related to acquired tax assets and income tax uncertainties from acquisitions that occurred prior to the date of adoption, be recognized as a component of the provision for taxes. In addition, acquired in-process research and development is measured at fair value, capitalized as an indefinite-life intangible asset and tested for impairment during the development period. Subsequent to the development period the carrying value, if any, of acquired in-process development will be considered a definite-life intangible asset and amortized over its estimated useful life. The new accounting guidance also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. We will apply this new accounting guidance to any future business combinations.

In the first quarter of fiscal year 2010, we also adopted new accounting guidance issued by the FASB for assets acquired and liabilities assumed in a business combination that arise from contingencies. The new guidance amends the provisions previously issued by the FASB related to the initial recognition and measurement, subsequent measurement and accounting and disclosures for assets and liabilities arising from contingencies in business combinations. The new guidance eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement. We will apply this new accounting guidance to any future business combinations.

Life of Intangible Assets During the first quarter of fiscal year 2010, we adopted new accounting guidance issued by the FASB for the determination of the useful life of intangible assets. The new guidance amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance also requires expanded disclosure regarding the determination of intangible asset useful lives. The adoption

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

of this accounting guidance did not have a material impact on our consolidated financial position, results of operations or financial condition.

Fair Value of Financial Instruments and Other-Than-Temporary Impairment During the second quarter of fiscal year 2010, we adopted three related sets of accounting guidance issued by the FASB. The accounting guidance sets forth rules related to determining the fair value of financial assets and financial liabilities when the activity levels have significantly decreased in relation to the normal market, guidance related to the determination of other-than-temporary impairments to include the intent and ability of the holder as an indicator in the determination of whether an other-than-temporary impairment exists and interim disclosure requirements for the fair value of financial instruments. The adoption of these three sets of accounting guidance did not have a material impact on our consolidated financial position, results of operations or financial condition.

Subsequent Events

During the second quarter of fiscal year 2010, we adopted new accounting guidance issued by the FASB related to subsequent events. The new requirement establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this accounting guidance did not have a material impact on our consolidated financial position, results of operations or financial condition.

Accounting Standards Codification

During the third quarter of fiscal year 2010, we adopted the new Accounting Standards Codification, or ASC, issued by the FASB. The ASC has become the source of authoritative U.S. GAAP, recognized by the FASB to be applied by nongovernmental entities. The ASC is not intended to change or alter existing U.S. GAAP. The adoption of the ASC did not have a material impact on our consolidated financial position, results of operations or financial condition.

Recently Issued Accounting Pronouncements

Variable Interest Entities

In June 2009, the FASB issued new accounting guidance which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity, or VIE, and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of this new accounting guidance are effective for interim and annual reporting periods beginning after November 15, 2009. We do not believe the adoption of this new accounting guidance will have a material impact on our consolidated financial position, results of operations or financial condition.

Revenue Recognition

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. In addition, the FASB also issued new accounting guidance related to certain revenue arrangements that include software elements. Previously, companies that sold tangible products with "more than incidental" software were required to apply software revenue recognition guidance. This guidance often delayed revenue recognition for the delivery of the tangible product. Under the new guidance, tangible products that have software components that are "essential to the functionality" of the tangible product will be excluded from the software revenue recognition guidance. The new guidance will include factors to help companies determine what is "essential to the functionality." Software-enabled products will now be subject to other revenue guidance and will likely follow the guidance for multiple deliverable arrangements issued by the FASB in September 2009.

These two new guidance are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. If a company elects earlier application and the first reporting period of adoption is not the first reporting period in the company's fiscal year, the guidance must be applied through retrospective application from the beginning of the company's fiscal year and the company must disclose the effect of the change to those previously reported periods. We do not believe the adoption of this accounting guidance will have a material impact on our consolidated financial position, results of operations or financial condition.

Improving Disclosures About Fair Value Measurements

In January 2010, the FASB issued a amendment to the existing disclosure requirements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our consolidated financial position, results of operations or financial condition.

Note 2—Stock Option Purchase

In the first quarter of fiscal year 2010, we completed a cash tender offer for certain employee stock options. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, were eligible to participate in the tender offer. All eligible options with exercise prices equal to or greater than $17.50 per share but less than $28.00 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices equal to or greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

Note 2—Stock Option Purchase (Continued)

Our consolidated statement of operations for fiscal year 2010 includes stock-based compensation charges related to the stock option purchase (in thousands):

Cost of revenue	$ 11,412
Research and development	90,456
Sales, general and administrative	38,373
Total	$140,241

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Note 3—Stock-Based Compensation

We measure stock-based compensation expense at the grant date of the related equity awards, based on the fair value of the awards, and recognize the expense using the straight-line attribution method over the requisite employee service period adjusted for estimated forfeitures. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. We calculate the fair value of our employee stock purchase plan using the Black-Scholes model.

In addition to the stock-based compensation expense related to our cash tender offer to purchase certain employee stock options as described in Note 2—Stock Option Purchase, our consolidated statements of operations include stock-based compensation expense, net of amounts capitalized as inventory, as follows:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
		(In thousands)	
Cost of revenue	$ 12,050	$ 11,939	$ 10,886
Research and development	61,337	98,007	76,617
Sales, general and administrative	33,704	52,760	45,862
Total	$107,091	$162,706	$133,365

As of January 31, 2010 and January 25, 2009, the aggregate amount of unearned stock-based compensation expense related to our equity awards was $125.3 million and $193.8 million, respectively, adjusted for estimated forfeitures. As of January 31, 2010 and January 25, 2009, we expect to recognize the unearned stock-based compensation expense related to equity awards over an estimated weighted average amortization period of 1.80 years and 1.82 years, respectively. As of January 31, 2010, we

Note 3—Stock-Based Compensation (Continued)

expect to recognize the unearned stock-based compensation expense related to RSUs over an estimated weighted average amortization period of 2.3 years. During fiscal year 2009, we did not grant any RSUs.

Stock-based compensation capitalized in inventories resulted in a charge of $2.5 million and benefit of $2.0 million in cost of revenue during the fiscal years ended January 31, 2010 and January 25, 2009, respectively.

During fiscal years 2010, 2009 and 2008, we granted approximately 7.7 million, 17.9 million and 17.2 million stock options, respectively, with estimated total grant-date fair values of $44.2 million, $143.6 million and $207.4 million, respectively, and weighted average grant-date fair values of $5.74, $8.03 and $11.98 per option, respectively. During fiscal year 2010 we granted approximately 7.7 million RSUs, with estimated total grant-date fair values of $94.1 million and weighted average grant-date fair value of $12.27. During the fiscal years 2009 and 2008, we did not grant any RSUs.

Of the estimated total grant-date fair value, we estimated that the stock-based compensation expense related to the equity awards that are not expected to vest for fiscal years 2010, 2009 and 2008 was $25.7 million, $23.8 million and $40.0 million, respectively.

Valuation Assumptions

We utilize a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. We have determined that the use of implied volatility is expected to be reflective of market conditions and, therefore, can be expected to be a reasonable indicator of our expected volatility. We also segregate options into groups of employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model. As such, the expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. Our management believes the resulting binomial calculation provides a reasonable estimate of the fair value of our employee stock options. For our employee stock purchase plan we continue to use the Black-Scholes model.

We estimate forfeitures at the time of grant and revise the estimates of forfeiture, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

The fair value of stock options granted under our stock option plans and shares issued under our employee stock purchase plan have been estimated at the date of grant with the following assumptions:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
	(Using a binomial model)		
Stock Options			
Weighted average expected life of stock options (in years)	3.7 - 5.8	3.6 - 5.8	3.8 - 5.8
Risk free interest rate	1.8% - 2.9%	1.7% - 3.7%	3.3% - 5.0%
Volatility	45% - 72%	52% - 105%	37% - 54%
Dividend yield	—	—	—

Note 3—Stock-Based Compensation (Continued)

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
	(Using the Black-Scholes model)		
Employee Stock Purchase Plan			
Weighted average expected life of stock options (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Risk free interest rate	0.2% - 1.0%	1.6% - 2.4%	3.5% - 5.2%
Volatility	53% - 73%	62% - 68%	38% - 54%
Dividend yield	—	—	—

Equity Incentive Program

We consider equity compensation to be long-term compensation and an integral component of our efforts to attract and retain exceptional executives, senior management and world-class employees. In March 2009, we introduced RSUs as a form of equity compensation to all employees. Currently, we grant stock options and RSUs under our equity incentive plans. We believe that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to our employees if the value of our common stock increases after the date of grant.

2007 Equity Incentive Plan

At the Annual Meeting of Stockholders held on June 21, 2007, our stockholders approved the NVIDIA Corporation 2007 Equity Incentive Plan, or the 2007 Plan.

The 2007 Plan authorizes the issuance of incentive stock options, nonstatutory stock options, restricted stock, restricted stock unit, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards to employees, directors and consultants. Only our employees may receive incentive stock options. The 2007 Plan succeeds our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the Prior Plans. All options and stock awards granted under the Prior Plans shall remain subject to the terms of the Prior Plans with respect to which they were originally granted. Up to 101,845,177 shares, which due to the subsequent stock split now totals 152,767,766 shares, of our common stock may be issued pursuant to stock awards granted under the 2007 Plan or the Prior Plans. Currently, we grant stock options and RSUs under our equity incentive plans. As of January 31, 2010, 44,016,042 shares were available for future issuance under the 2007 Plan.

Options granted to new employees that started before the beginning of fiscal year 2010 generally vest ratably quarterly over a three-year period. In addition, options granted prior to the beginning of fiscal year 2010 to existing employees in recognition of performance generally vest as to 25% of the shares two years and three months after the date of grant and as to the remaining 75% of the shares subject to the option in equal quarterly installments over a nine month period. Options granted to new employees and to existing employees in recognition of performance with a vesting commencement date in fiscal year 2010 generally vest as to 33.36% of the shares one year after the date of grant and as to the remaining 66.64% of the shares subject to the option in equal quarterly installments over the

Note 3—Stock-Based Compensation (Continued)

remaining period. Options granted under the 2007 Plan generally expire six years from the date of grant.

In general, RSUs are subject to the recipient's continuing service to NVIDIA. RSUs with a vesting commencement date in fiscal year 2010 vest over three years at the rate of 33.36% on pre-determined dates that are close to the anniversary of the grant date and vest ratably on a semi-annual basis thereafter.

Unless terminated sooner, the 2007 Plan is scheduled to terminate on April 23, 2017. Our Board may suspend or terminate the 2007 Plan at any time. No awards may be granted under the 2007 Plan while the 2007 Plan is suspended or after it is terminated. The Board may also amend the 2007 Plan at any time. However, if legal, regulatory or listing requirements require stockholder approval, the amendment will not go into effect until the stockholders have approved the amendment.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of stock options granted under the 1999 Plan prior to its termination and any shares that become available for issuance as a result of expiration or cancellation of an option that was issued pursuant to the 1999 Plan. Previously authorized yet unissued shares under the 1999 Plan were cancelled upon completion of PortalPlayer's initial public offering.

Each option we assumed in connection with our acquisition of PortalPlayer was converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option was similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

Under the 1999 Plan, incentive stock options were granted at a price that was not less than 100% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant. Non-statutory stock options were granted at a price that was not less than 85% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant.

Generally, options granted under the 1999 Plan are exercisable for a period of ten years from the date of grant, and shares vest at a rate of 25% on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter.

1998 Employee Stock Purchase Plan

In February 1998, our Board approved the 1998 Employee Stock Purchase Plan, or the Purchase Plan. In June 1999, the Purchase Plan was amended to increase the number of shares reserved for issuance automatically each year at the end of our fiscal year for the next 10 years (commencing at the end of fiscal 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding

Note 3—Stock-Based Compensation (Continued)

shares on each such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method; provided that the maximum number of shares of common stock available for issuance from the Purchase Plan could not exceed 52,000,000 shares which, due to subsequent stock-splits, is now 78,000,0000 shares. The number of shares will no longer be increased annually as we reached the maximum permissible number of shares at the end of fiscal year 2006. There are a total of 78,000,000 shares authorized for issuance. At January 31, 2010, 39,298,760 shares had been issued under the Purchase Plan and 38,701,240 shares were available for future issuance.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board has authorized participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, separate offering periods shall be no longer than 27 months. Under the current offering adopted pursuant to the Purchase Plan, each offering period is 24 months, which is divided into four purchase periods of 6 months.

Employees are eligible to participate if they are employed by us or an affiliate of us as designated by the Board. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan up to certain limitations and applied on specified dates determined by the Board to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to the lower of the fair market value of the common stock on the commencement date of each offering period and the purchase date of each offering period at 85% at the fair market value of the common stock on the relevant purchase date. During fiscal years 2010, 2009 and 2008, employees purchased approximately 5.9 million, 3.0 million and 2.1 million shares, respectively, with weighted-average prices of $6.76, $12.79 and $14.29 per share, respectively, and grant-date fair values of $4.60, $5.90 and $5.48 per share, respectively. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with us and in each case their contributions are refunded.

Note 3—Stock-Based Compensation (Continued)

The following summarizes the stock option and RSU transactions under our equity incentive plans:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value(1)
Stock Options:					
Balances, January 28, 2007	32,670,427	110,991,992	$ 8.86		
Authorized	25,114,550	—	—		
Granted	(17,201,305)	17,201,305	$27.32		
Exercised	—	(34,151,892)	$ 5.74		
Cancelled	3,460,332	(3,460,332)	$18.45		
Balances, January 27, 2008	44,044,004	90,581,073	$13.18		
Authorized	—	—	—		
Granted	(17,888,695)	17,888,695	$ 8.03		
Exercised	—	(7,670,038)	$ 3.14		
Cancelled	3,345,450	(3,345,450)	$ 7.66		
Balances, January 25, 2009	29,500,759	97,454,280	$13.83		
Authorized	—	—	—		
Granted	(7,701,396)	7,701,396	$11.51		
Exercised	—	(17,099,663)	$ 5.74		
Cancelled	1,175,541	(1,175,541)	$12.90		
Cancellations related to stock options purchase(2)	28,532,050	(28,532,050)	$23.35		
Balances, January 31, 2010	51,506,954	58,348,422	$11.30	2.56	$287,877
Exercisable at January 31, 2010		39,297,611	$10.44	1.50	$217,449
Vested and Expected to Vest after January 31, 2010		56,221,636	11.23	2.47	$280,015

(1) The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money options at January 31, 2010, based on the $15.39 closing stock price of our common stock on the NASDAQ Global Select Market, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of January 31, 2010 was 48.1 million shares and 35.1 million shares, respectively.

(2) Please refer to Note 2 of these Notes to the Consolidated Financial Statements for further discussion regarding the cash tender offer for certain employee stock options that our Board of Directors approved in February 2009.

Note 3—Stock-Based Compensation (Continued)

The total intrinsic value of options exercised was $140.3 million, $84.9 million and $757.5 million for fiscal years 2010, 2009 and 2008, respectively. The total fair value of options vested was $37.0 million, $117.0 million and $102.8 million for fiscal years 2010, 2009 and 2008, respectively.

	RSUs	Weighted Average Grant-date fair value	Weighted Average Remaining Contractual Life
Restricted Stock Units:			
Balances, January 25, 2009	—	$ —	
Awarded	7,672,899	$12.26	
Vested(1)	(2,400)	$12.40	
Forfeited	(181,987)	$11.37	
Balances, January 31, 2010	7,488,512	$12.28	
Expected to Vest after January 31, 2010	6,401,099	$12.28	2.34

(1) The aggregate tax withheld for RSUs vested during fiscal year 2010 was immaterial.

Note 4—Restructuring Charges and Other

In September 2008, we announced a workforce reduction to allow for continued investment in strategic growth areas, which was completed in the third quarter of fiscal year 2009. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million. The remaining accrual of $0.2 million as of January 25, 2009 relates to severance and benefits payments, which was paid by the third quarter of fiscal year 2010.

The following table provides a summary of the restructuring activities and related liabilities recorded in accrued liabilities in our Consolidated Balance Sheet as of January 31, 2010 (in thousands):

Accrued Restructuring Charges :	
Balance at January 25, 2009	$ 186
Cash payments	(186)
Balance at January 31, 2010	$ —

Restructuring and other expenses for fiscal year 2009 also included a non-recurring charge of $18.9 million associated with the termination of a development contract related to a new campus construction project that has been put on hold.

Note 5—Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
	(In thousands, except per share data)		
Numerator:			
Net income (loss)	$(67,987)	$(30,041)	$797,645
Denominator:			
Denominator for basic net income (loss) per share, weighted average shares	549,574	548,126	550,108
Effect of dilutive securities:			
Stock options outstanding	—	—	56,624
Denominator for diluted net income (loss) per share, weighted average shares	549,574	548,126	606,732
Net income (loss) per share:			
Basic net income (loss) per share	$ (0.12)	$ (0.05)	$ 1.45
Diluted net income (loss) per share	$ (0.12)	$ (0.05)	$ 1.31

All of our outstanding stock options were anti-dilutive during fiscal years 2010 and 2009 and excluded from the computation of diluted earnings per share due to the net loss for fiscal years 2010 and 2009. Diluted net income (loss) per share does not include the effect of anti-dilutive common equivalent shares from stock options outstanding of 11.9 million for fiscal year 2008. The weighted average exercise price of stock options excluded from the computation of diluted earnings per share was $32.05 for fiscal year 2008.

Note 6—3dfx

During fiscal year 2002, we completed the purchase of certain assets from 3dfx Interactive, Inc., or 3dfx, for an aggregate purchase price of approximately $74.2 million. On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or the APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserted claims for, among other things, successor liability and fraudulent transfer and sought additional payments from us. In early November 2005, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured

Note 6—3dfx (Continued)

creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement.

The conditional settlement reached in November 2005 never progressed through the confirmation process and the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million ($5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx) that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

The 3dfx asset purchase price of $95.0 million and $4.2 million of direct transaction costs were allocated based on fair values presented below. The final allocation of the purchase price of the 3dfx assets is contingent upon the outcome of all of the 3dfx litigation. Please refer to Note 13 of these Notes to the Consolidated Financial Statements for further information regarding this litigation.

	Fair Market Value	Straight-Line Amortization Period
	(In thousands)	(Years)
Property and equipment	$ 2,433	1 - 2
Trademarks	11,310	5
Goodwill	85,418	—
Total	$99,161	

Note 7—Business Combinations

On February 10, 2008, we acquired Ageia Technologies, Inc., or Ageia, an industry leader in gaming physics technology. The combination of the graphics processing unit, or GPU, and physics engine brands is expected to enhance the visual experience of the gaming world. The aggregate purchase price consisted of total consideration of approximately $29.7 million.

We allocated the purchase price of this acquisition to tangible assets, liabilities and identifiable intangible assets acquired, based on their estimated fair values. The excess of purchase price over the aggregate fair values was recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by management. Purchased intangibles are amortized on a straight-line basis over their respective useful lives.

Note 7—Business Combinations (Continued)

As of January 31, 2010, the estimated fair values of the purchase price allocated to assets we acquired and liabilities we assumed on the acquisition date were as follows:

	Ageia
	(In thousands)
Fair Market Values	
Cash and cash equivalents	$ 1,744
Marketable securities	28
Accounts receivable	911
Prepaid and other current assets	1,149
Property and equipment	169
Goodwill	19,198
Intangible assets:	
Existing technology	13,450
Customer relationships	170
Trademark	900
Total assets acquired	37,719
Current liabilities	(6,969)
Acquisition related costs	(1,030)
Total liabilities assumed	(7,999)
Purchase price allocation	$29,720

	Ageia
	(Straight-line depreciation/ amortization period)
Property and equipment	1 - 2 years
Intangible assets:	
Existing technology	4 years
Customer relationships	5 years
Trademark	5 years

The pro forma results of operations for our acquisitions during fiscal years 2009 and 2008 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our results.

Note 8—Goodwill

The carrying amount of goodwill is as follows:

	January 31, 2010	January 25, 2009
	(In thousands)	
PortalPlayer	$104,896	$104,896
3dfx	75,326	75,326
Mental Images	59,252	59,252
MediaQ	35,167	35,167
ULi	31,115	31,115
Hybrid Graphics	27,906	27,906
Ageia	19,198	19,198
Other	16,984	16,984
Total goodwill	$369,844	$369,844

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2010 and concluded that there was no impairment. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables.

The amount of goodwill allocated to our graphics processing unit, or GPU, business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB segments as of January 31, 2010 was $86.9 million, $95.1 million, $46.2 million and $141.6 million, respectively. Please refer to Note 17 of these Notes to the Consolidated Financial Statements for further segment information.

Note 9—Amortizable Intangible Assets

The components of our amortizable intangible assets are as follows:

	January 31, 2010				January 25, 2009			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
	(In thousands)			(In years)	(In thousands)			(In years)
Technology licenses	$135,112	$ (48,337)	$ 86,775	6.3	$130,654	$(34,610)	$ 96,044	6.2
Acquired intellectual property	75,339	(49,838)	25,501	3.8	75,340	(35,200)	40,140	3.1
Patents	19,347	(11,165)	8,182	5.3	18,588	(7,671)	10,917	5.5
Total intangible assets	$229,798	$(109,340)	$120,458		$224,582	$(77,481)	$147,101	

Amortization expense associated with intangible assets for fiscal years 2010, 2009 and 2008 was $31.9 million, $32.6 million and $24.5 million, respectively. Future amortization expense for the net carrying amount of intangible assets at January 31, 2010 is estimated to be $27.9 million in fiscal year 2011, $25.6 million in fiscal year 2012, $19.0 million in fiscal year 2013, $14.6 million in fiscal year 2014 and $33.4 million in fiscal years subsequent to fiscal year 2014 until fully amortized.

Note 10—Marketable Securities

All of the cash equivalents and marketable securities are classified as "available-for-sale" securities. Investments in both fixed rate instruments and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our statement of operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

Note 10—Marketable Securities (Continued)

The following is a summary of cash equivalents and marketable securities at January 31, 2010 and January 25, 2009:

	January 31, 2010			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
		(In thousands)		
Debt securities of United States government agencies	$ 492,628	$ 3,606	$(29)	$ 496,205
Corporate debt securities	514,200	4,064	(44)	518,220
Mortgage backed securities issued by United States government-sponsored enterprises	162,693	3,674	(13)	166,353
Money market funds	94,339	—	—	94,340
Debt securities issued by United States Treasury	316,520	1,318	—	317,838
Asset-backed securities	17	—	—	17
Total	$1,580,397	$12,662	$(86)	$1,592,973
Classified as:				
Cash equivalents				$ 311,967
Marketable securities				1,281,006
Total				$1,592,973

	January 25, 2009			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
		(In thousands)		
Debt securities of United States government agencies	$ 313,319	$4,815	$ (13)	$ 318,121
Corporate debt securities	252,265	680	(1,771)	251,174
Mortgage backed securities issued by United States government-sponsored enterprises	162,243	361	(1,405)	161,199
Money market funds	139,046	—	—	139,046
Debt securities issued by United States Treasury	110,402	1,870	—	112,272
Asset-backed securities	39,014	71	(227)	38,858
Total	$1,016,289	$7,797	$(3,416)	$1,020,670
Classified as:				
Cash equivalents				$ 182,968
Marketable securities				837,702
Total				$1,020,670

Note 10—Marketable Securities (Continued)

The following table provides the breakdown of the investments with unrealized losses at January 31, 2010:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(In thousands)			
Corporate debt securities	$205,679	$(18)	$312,541	$(25)	$ 518,220	$(43)
Mortgage backed securities issued by United States government-sponsored enterprises	8,921	—	157,432	(13)	166,353	(13)
Debt securities of United States government agencies	339,862	(18)	156,343	(12)	496,205	(30)
Total	$554,462	$(36)	$626,316	$(50)	$1,180,778	$(86)

We performed an impairment review of our investment portfolio as of January 31, 2010. Factors considered included general market conditions, the duration and extent to which fair value is below cost, and our intent and ability to hold an investment for a sufficient period of time to allow for recovery in value. We also consider specific adverse conditions related to the financial health of and business outlook for an investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in an investee's credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment was other than temporarily impaired. Based on our quarterly impairment review and having considered the guidance in the relevant accounting literature, we did not record any other-than-temporary impairment charges during fiscal year 2010. We concluded that our investments were appropriately valued and that no additional other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 31, 2010.

As of January 31, 2010 we had 25 investments that were in an unrealized loss position with total unrealized losses amounting to $0.04 million and with a duration of less than one year. The gross unrealized losses related to fixed income securities were due to changes in interest rates. We have determined that the gross unrealized losses on investment securities at January 31, 2010 are temporary in nature. Currently, we have the intent and ability to hold our investments with impairment indicators until maturity.

As of January 31, 2010, we held a money market investment in the Reserve International Liquidity Fund, Ltd., or the International Reserve Fund, which was valued at $13.0 million, net of $5.6 million of other than temporary impairment charges that we recorded during fiscal year 2009. The International Reserve Fund was reclassified out of cash and cash equivalents in our Consolidated Balance Sheet due to the halting of redemption requests in September 2008 by the International Reserve Fund. The $13.0 million value of our holdings in the International Reserve Fund as of January 31, 2010 reflects an initial investment of $130.0 million, reduced by $111.4 million that we received from the International Reserve Fund during fiscal year 2010 and the $5.6 million other than temporary impairment charge we recorded against the value of this investment during fiscal year 2009 as a result of credit loss. The $111.4 million we received was our portion of a payout of approximately 85.6% of the total assets of the International Reserve Fund. All of the underlying securities held by the International Reserve Fund

Note 10—Marketable Securities (Continued)

had matured by October 2009. We expect to ultimately receive the proceeds from our remaining investment in the International Reserve Fund, excluding some or all of the $5.6 million impairment charges. However, redemptions from the International Reserve Fund are currently subject to pending litigation, which could cause further delay in receipt of our funds.

Net realized gains, excluding any impairment charges, were $1.8 million and $2.1 million for fiscal year 2010 and 2009, respectively. Net realized gains for fiscal year 2008 were not material. As of January 31, 2010, we had a net unrealized gain of $12.6 million, which was comprised of gross unrealized gains of $12.7 million, offset by $.1 million of gross unrealized losses. As of January 25, 2009, we had a net unrealized gain of $4.4 million, which was comprised of gross unrealized gains of $7.8 million, offset by $3.4 million of gross unrealized losses.

The amortized cost and estimated fair value of cash equivalents and marketable securities which are primarily debt instruments, are classified as available-for-sale at January 31, 2010 and January 25, 2009 and are shown below by contractual maturity.

	January 31, 2010		January 25, 2009	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Less than one year	$ 785,642	$ 788,825	$ 484,869	$ 484,616
Due in 1 - 5 years	729,885	738,124	369,177	374,855
Mortgage-backed securities issued by government-sponsored enterprises not due at a single maturity date	64,870	66,024	162,243	161,199
Total	$1,580,397	$1,592,973	$1,016,289	$1,020,670

Note 11—Balance Sheet Components

Certain balance sheet components are as follows:

	January 31, 2010	January 25, 2009
	(In thousands)	
Inventories:		
Raw materials	$ 76,935	$122,024
Work in-process	67,502	38,747
Finished goods	186,237	377,063
Total inventories	$330,674	$537,834

Note 11—Balance Sheet Components (Continued)

	January 31, 2010	January 25, 2009	Estimated Useful Life
	(In thousands)		(Years)
Property and Equipment:			
Land	$ 217,372	$ 217,866	(A)
Building	29,223	29,216	3-25
Test equipment	261,172	234,368	3
Software and licenses	232,785	201,560	3-5
Leasehold improvements	143,649	136,008	(B)
Computer equipment	139,482	125,533	3
Office furniture and equipment	34,091	32,224	5
Capital leases	26,618	26,618	(C)
Construction in process	4,091	5,360	(D)
	1,088,483	1,008,753	
Accumulated depreciation and amortization	(516,625)	(382,955)	
Total property and equipment, net	$ 571,858	$ 625,798	

(A) Land is a non-depreciable asset.

(B) Leasehold improvements are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(C) Capital leases are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(D) Construction in process represents assets that are not in service as of the balance sheet date.

Depreciation expense for fiscal years 2010, 2009 and 2008 was $164.8 million, $152.4 million and $111.0 million, respectively.

	January 31, 2010	January 25, 2009
	(In thousands)	
Prepaid Expenses and Other		
Prepaid maintenance	$15,153	$11,268
Prepaid insurance	5,389	5,400
Prepaid taxes	3,574	3,571
Prepaid rent	3,352	3,254
Other	10,746	16,301
Total prepaid expenses and other	$38,214	$39,794

Note 11—Balance Sheet Components (Continued)

	January 31, 2010	January 25, 2009
	(In thousands)	
Deposits and Other Assets		
Prepaid maintenance, long term	$15,432	$20,005
Lease deposits	10,611	10,583
Investment in non-affiliates	6,630	6,412
Other	10,255	3,026
Total deposits and other assets	$42,928	$40,026

	January 31, 2010	January 25, 2009
	(In thousands)	
Accrued Liabilities:		
Accrued customer programs(1)	$212,107	$239,797
Warranty accrual(2)	92,655	150,631
Accrued payroll and related expenses	54,915	82,449
Accrued legal settlement(3)	30,600	30,600
Deferred rent	10,245	11,643
Deferred revenue	9,379	3,774
Other	29,950	40,833
Total accrued liabilities and other	$439,851	$559,727

(1) Please refer to Note 1 of the Notes to these Consolidated Financial Statements for discussion regarding the nature of accrued customer programs and their accounting treatment related to our revenue recognition policies and estimates.

(2) Please refer to Note 12 of the Notes to these Consolidated Financial Statements for discussion regarding the warranty accrual.

(3) Please refer to Note 13 of the Notes to these Consolidated Financial Statements for discussion regarding the 3dfx litigation.

	January 31, 2010	January 25, 2009
	(In thousands)	
Other Long Term Liabilities:		
Deferred income tax liability	$ 17,739	$ 75,252
Income tax payable	53,397	49,248
Asset retirement obligations	10,638	9,515
Other	30,176	17,835
Total other long-term liabilities	$111,950	$151,850

Note 12—Guarantees

U.S. GAAP requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, U.S. GAAP requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

During fiscal year 2010, we recorded an additional net warranty charge of $95.8 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation products used in notebook systems. This charge included an additional accrual of $164.4 million for related estimated costs, offset by reimbursements from insurance carriers of $68.6 million that we recorded against cost of revenue during fiscal year 2010. During fiscal year 2009, we recorded a net warranty charge of $189.3 million charge against cost of revenue for the purpose of supporting the product repair costs of our affected customers around the world. This charge included an accrual of $196.0 million for related estimated costs, offset by reimbursements from insurance carriers of $6.7 million that we recorded against cost of revenue during fiscal year 2009. Although the number of units that we estimate will be impacted by this issue remains consistent with our initial estimates in July 2008, the overall cost of remediation and repair of impacted systems has been higher than originally anticipated. The weak die/packaging material combination is not used in any of our products that are currently in production.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these products are failing in the field at higher than normal rates. While we have not been able to determine with certainty a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures.

Note 12—Guarantees (Continued)

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 13 of these Notes to the Consolidated Financial Statements for further information regarding this litigation.

Accrual for estimated product returns and product warranty liabilities

We record a reduction to revenue for estimated product returns at the time revenue is recognized primarily based on historical return rates. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Additionally, we accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. The estimated product returns and estimated product warranty liabilities for fiscal years 2010, 2009 and 2008 are as follows:

	January 31, 2010	January 25, 2009	January 27, 2008
		(In thousands)	
Balance at beginning of period	$ 150,631	$ 5,708	$ 3,481
Additions(1)	170,715	202,698	11,660
Deductions(2)	(228,691)	(57,775)	(9,433)
Balance at end of period	$ 92,655	$150,631	$ 5,708

(1) Includes $164.5 million and $196.0 million for fiscal year 2010 and fiscal year 2009, respectively, for incremental repair and replacement costs from a weak die/packaging material set.

(2) Includes $196.0 million and $37.5 million for fiscal year 2010 and fiscal year 2009, respectively, in payments related to the warranty accrual associated with incremental repair and replacement costs from a weak die/packaging material set.

In connection with certain agreements that we have executed in the past, we have at times provided indemnities to cover the indemnified party for matters such as tax, product and employee liabilities. We have also on occasion included intellectual property indemnification provisions in our technology related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. As such, we have not recorded any liability in our Consolidated Financial Statements for such indemnifications. U.S. GAAP requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities are also required.

Note 13—Financial Arrangements, Commitments and Contingencies

Inventory Purchase Obligations

At January 31, 2010 and January 25, 2009, we had outstanding inventory purchase obligations totaling $ 462.0 million and $290.7 million, respectively.

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

Capital Purchase Obligations

At January 31, 2010 and January 25, 2009, we had outstanding capital purchase obligations totaling $25.2 million and $20.3 million, respectively.

Lease Obligations

Our headquarters complex is located in Santa Clara, California and includes eight buildings that are leased properties. The lease agreements for five of the eight leased properties expire in fiscal year 2013 and include two seven-year renewals at our option; one leased property expires in fiscal year 2012 with an option to extend for one year; one leased properties expire in fiscal year 2011 with an option to extend for three years; and the remaining leased building expires in fiscal year 2015 with an option to extend for seven years. Future minimum lease payments related to headquarter operating leases total $64.1 million over the remaining terms of the leases, including predetermined rent escalations, and are included in the future minimum lease payment schedule below.

In addition to the commitment of our headquarters, we have other domestic and international office facilities under operating leases expiring through fiscal year 2018. Future minimum lease payments under our non-cancelable operating leases as of January 31, 2010, are as follows:

	Future Minimum Lease Obligations
	(In thousands)
Year ending January:	
2011	$ 46,905
2012	47,944
2013	15,930
2014	9,628
2015	6,158
2016 and thereafter	18,395
Total	$144,960

Rent expense for the years ended January 31, 2010, January 25, 2009 and January 27, 2008 was $46.2 million, $43.0 million and $38.2 million, respectively.

In addition to these operating leases, we have a capital lease for a data center in Santa Clara, California. Future minimum lease payments under this capital lease total $43.8 million over the

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

remaining lease term, including predetermined rent escalations, and are included in the future minimum lease payment schedule below:

	Future Capital Lease Obligations
	(In thousands)
Year ending January:	
2011	$ 4,311
2012	4,440
2013	4,573
2014	4,710
2015	4,852
2016 and thereafter	20,905
Total	$43,791
Present Value of minimum lease payments	$25,634
Current portion	$ 1,184
Long term portion	$24,450

Litigation

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October 2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate.

Landlord Lawsuits.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, Carlyle Fortran Trust, or Carlyle. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, CarrAmerica Realty Corporation, or CarrAmerica. The landlords both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer. The landlords sought to recover damages in the aggregate amount of approximately $15 million, representing amounts then owed on the 3dfx leases. The cases were later removed to the United States Bankruptcy Court for the Northern District of California when 3dfx filed its bankruptcy petition and consolidated for pretrial purposes with an action brought by the bankruptcy trustee.

In 2005, the U.S. District Court for the Northern District of California withdrew the reference to the Bankruptcy Court for the landlords' actions, and on November 10, 2005, granted our motion to dismiss both landlords' complaints. The landlords filed amended complaints in early February 2006, and NVIDIA again filed motions to dismiss those claims. On September 29, 2006, the District Court dismissed the CarrAmerica action in its entirety and without leave to amend. On December 15, 2006,

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

the District Court also dismissed the Carlyle action in its entirety. Both landlords filed timely notices of appeal from those orders.

On July 17, 2008, the United States Court of Appeals for the Ninth Circuit held oral argument on the landlords' appeals. On November 25, 2008, the Court of Appeals issued its opinion affirming the dismissal of Carlyle's complaint in its entirety. The Court of Appeals also affirmed the dismissal of most of CarrAmerica's complaint, but reversed the District Court's dismissal of CarrAmerica's claims for interference with contractual relations and fraud. On December 8, 2008, Carlyle filed a Request for Rehearing *En Banc*, which CarrAmerica joined. That same day, Carlyle also filed a Motion for Clarification of the Court's Opinion. On January 22, 2009, the Court of Appeals denied the Request for Rehearing *En Banc*, but clarified its opinion affirming dismissal of the claims by stating that CarrAmerica had standing to pursue claims for interference with contractual relations, fraud, conspiracy and tort of another, and remanding Carlyle's case with instructions that the District Court evaluate whether the Trustee had abandoned any claims, which Carlyle might have standing to pursue. On April 2, 2009, Carlyle filed a petition for a writ of certiorari in the United States Supreme Court, seeking review of the Court of Appeals decision. We filed an opposition to that petition on June 8, 2009. On October 5, 2009, the US Supreme Court denied Carlyle's petition.

The District Court held a status conference in the CarrAmerica and Carlyle cases on March 9, 2009. That same day, 3dfx's bankruptcy Trustee filed in the bankruptcy court a Notice of Trustee's Intention to Compromise Controversy with Carlyle Fortran Trust. According to that Notice, the Trustee would abandon any claims it has against us for intentional interference with contract, negligent interference with prospective economic advantage, aiding and abetting breach of fiduciary duty, declaratory relief, unfair business practices and tort of another, in exchange for which Carlyle will withdraw irrevocably its Proof of Claim against the 3dfx bankruptcy estate and waive any further right of distribution from the estate. In light of the Trustee's notice, the District Court ordered the parties to seek a hearing on the Notice on or before April 24, 2009, ordered Carlyle and CarrAmerica to file amended complaints by May 10, 2009, and set a further Case Management Conference for May 18, 2009. The parties subsequently filed a stipulation requesting that the District Court vacate the May 18, 2009 Case Management Conference date and other deadlines until after Bankruptcy Court rendered its decision. At a hearing on May 13, 2009, the Bankruptcy Court ruled that the Trustee had not abandoned any claims against us, and denied the Trustee's Notice of Intention to Compromise Controversy with Carlyle Fortran Trust without prejudice. Carlyle filed a motion in the District Court for leave to file an interlocutory appeal from the order denying the Notice, which was denied on November 12, 2009. On January 13, 2010, the District Court, of its own accord, reconsidered and reversed its decision denying Carlyle's motion for leave to file an interlocutory appeal, and has set the interlocutory appeal for hearing on April 26, 2010.

On July 7, 2009, the parties attended a Case Management Conference in the District Court for both the CarrAmerica and the Carlyle cases. On July 8, 2009, the District Court issued an order requiring that CarrAmerica file an amended complaint on or before August 10, 2009. CarrAmerica filed its amended complaint on August 10, 2009, alleging claims for interference with contractual relations, fraud, conspiracy, and tort of another. Thereafter, we filed motions directed at dismissing that Fourth Amended Complaint, and CarrAmerica responded by filing a Fifth Amended Complaint. NVIDIA moved to dismiss the Fifth Amended Complaint, but the District Court denied that motion by order dated January 27, 2010. In that same order, however, the Court invited the parties to move for summary judgment and set the motions for hearing on May 3, 2010. NVIDIA intends to prepare and

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

file such a motion. We continue to believe that there is no merit to Carlyle or CarrAmerica's remaining claims.

Trustee Lawsuit.

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and was therefore responsible for all of 3dfx's unpaid liabilities. This action was consolidated for pretrial purposes with the landlord cases, as noted above.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court, where the appeal is pending. The District Court's hearing on the Trustee's appeal was held on June 10, 2009 and the appeal remains under submission.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending on appeal. Accordingly, we have not reversed the accrual of $30.6 million ($5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx) that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

The Equity-Committee Lawsuit.

On December 8, 2005, the Trustee filed a Form 8-K on behalf of 3dfx, disclosing the terms of the conditional settlement agreement between NVIDIA and the Creditor's Committee. Thereafter, certain 3dfx shareholders filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. The court granted that petition and appointed an Equity Securities Holders' Committee, or the Equity Committee. The Equity Committee thereafter sought and obtained an order granting it standing to bring suit against NVIDIA, for the benefit of the bankruptcy estate, to compel NVIDIA to pay the stock consideration then unpaid from the APA, and filed its own competing plan of reorganization/liquidation. The Equity Committee's plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts, and thus to trigger NVIDIA's obligation to pay six million shares of stock consideration specified in the APA. NVIDIA contends, among other things, that such a commitment is not sufficient and that its obligation to pay the stock consideration had long before been extinguished. On May 1, 2006, the Equity Committee filed its lawsuit for declaratory relief to compel NVIDIA to pay the stock consideration. In addition, the Equity Committee filed a motion seeking Bankruptcy Court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment fund that conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the Bankruptcy Court approved the proposed protections.

After the Bankruptcy Court denied our motion to dismiss on September 6, 2006, the Equity Committee again amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. On December 21, 2006, the Bankruptcy Court granted the motion as to one of the Equity Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Committee seeks determinations that (1) the APA was not terminated before 3dfx filed for bankruptcy protection, (2) the 3dfx bankruptcy estate still holds some rights in the APA, and (3) the APA is capable of being assumed by the bankruptcy estate.

Because of the trial of the Trustee's fraudulent transfer claims against NVIDIA, the Equity Committee's lawsuit did not progress substantially in 2007. On July 31, 2008, the Equity Committee filed a motion for summary judgment on its first three causes of action. On September 15, 2008, NVIDIA filed a cross-motion for summary judgment. On October 24, 2008, the Court held a hearing

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

on the parties' cross-motions for summary judgment. On January 6, 2009, the Bankruptcy Court issued a Memorandum Decision granting NVIDIA's motion and denying the Equity Committee's motion, and entered an Order to that effect on January 30, 2009. On February 27, 2009, the Bankruptcy Court entered judgment in favor of NVIDIA. The Equity Committee has waived its right to appeal by stipulation entered on February 18, 2009, and the judgment is now final.

Rambus Corporation

On July 10, 2008, Rambus Corporation, or Rambus, filed suit against NVIDIA Corporation, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have been consolidated into a single proceeding in the Northern District of California. On April 13, 2009, the Court issued an order staying motion practice and allowing only document discovery to proceed. On January 27, 2010, the Court entered an order setting a case management conference for March 12, 2010.

On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement of nine Rambus patents against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. Rambus has subsequently withdrawn four of the nine patents at issue. The complaint seeks an exclusion order barring the importation of products that allegedly infringe the now five Rambus patents. The ITC has instituted the investigation and a hearing was held on October 13-20, 2009. The Administrative Law Judge issued an Initial Determination on January 22, 2009, which found the asserted claims of two patents in one patent family infringed but invalid, and the asserted claims of three patents in a separate patent family, valid, infringed and enforceable. This decision will be reviewed by the ITC. The target date by which the ITC will issue its Final Determination is May 24, 2010.

Rambus has also been subject to other proceedings in the European Union. NVIDIA is not a party to those proceedings. However, as a result of those proceedings, for a period of five years from the date of the European Union resolution, Rambus must now offer a license to memory controller manufacturers, sellers and or companies that integrate memory controllers into other products. The license terms are set forth in a license made available on Rambus' website. NVIDIA can choose to accept those license terms at any time.

NVIDIA intends to pursue its offensive and defensive cases vigorously in both actions.

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

Product Defect Litigation and Securities Cases

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York, and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled Nakash v. NVIDIA Corp., Feinstein v. NVIDIA Corp., Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard, Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard, Sielicki v. NVIDIA Corp. and Dell, Inc., Cormier v. NVIDIA Corp., National Business Officers Association, Inc. v. NVIDIA Corp., and West v. NVIDIA Corp. The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment, and strict liability.

The District Court has entered orders deeming all of the above cases related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against Hewlett-Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. On April 10, 2009, the District Court appointed Milberg LLP lead counsel. On May 6, 2009, the plaintiffs filed an Amended Consolidated Complaint, alleging claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of the Implied Warranty of Merchantability under the laws of 27 other states, Breach of Warranty under the Magnuson-Moss Warranty Act, Unjust Enrichment, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act. On May 14, 2009, the District Court entered a case schedule order, which set a September 28, 2009 hearing date for an anticipated motion to dismiss, a December 7, 2009 hearing date for anticipated class certification motion, and a July 12, 2010 fact discovery deadline. The District Court subsequently entered an order resetting the hearing date for an anticipated motion to dismiss for October 19, 2009, based on a stipulation of the parties. The Court heard arguments on NVIDIA's motion to dismiss on October 19, 2009, and took the matter under submission.

On November 19, 2009, the Court issued an order dismissing with prejudice plaintiffs causes of action for Breach of the Implied Warranty under the laws of 27 other states and unjust enrichment, dismissing with leave to amend plaintiffs' causes of action for Breach of Implied Warranty under California Civil Code Section 1792 and Breach of Warranty under the Magnuson-Moss Warranty Act, and denying NVIDIA's motion to dismiss as to the other causes of action. The Court gave plaintiffs until December 14, 2009 to file an amended complaint. On December 14, 2009, plaintiffs filed a Second Amended Consolidated Complaint, asserting claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act.

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

The Second Amended Complaint seeks unspecified damages. On January 19, 2010, we filed a motion to dismiss the Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, and California's Consumer Legal Remedies Act claims in the Second Amended Consolidated Complaint.. A hearing on this motion is currently scheduled for June 14, 2010.

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. On October 30, 2008, the Actions were consolidated under the caption In re NVIDIA Corporation Securities Litigation, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court, a motion to stay the District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. On November 5, 2009, the Court of Appeals issued an opinion reversing the District Court's appointment of one of the lead plaintiffs' counsel, and remanding the matter for further proceedings.

On December 8, 2009, the District Court appointed Milberg LLP and Kahn Swick & Foti, LLC as co-lead counsel. On January 22, 2010, Plaintiffs filed a Consolidated Amended Class Action Complaint for Violations of the Federal Securities Laws ("Consolidated Complaint"), asserting claims for violations of Section 10(b) of the Securities Exchange Act, Rule 10b-5, and Section 20(a) of the Securities Exchange Act. The Consolidated Complaint seeks unspecified compensatory damages. We filed a motion to dismiss the Consolidated Complaint. A hearing on this motion is currently scheduled for June 14, 2010.

Intel Corporation

On February 17, 2009, Intel Corporation filed suit against NVIDIA Corporation, seeking declaratory and injunctive relief relating to a licensing agreement that the parties signed in 2004. The lawsuit was filed in Delaware Chancery Court. Intel seeks an order from the Court declaring that the license does not extend to certain NVIDIA chipset products, and enjoining NVIDIA from stating that it has licensing rights for these products. The lawsuit seeks no damages from NVIDIA. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with certain Intel processors and our competitive position would be harmed.

On March 23, 2009, we filed our answer to Intel's complaint and also asserted counterclaims for declaratory relief, injunctive relief, breach of contract, and breach of the implied covenant of good faith and fair dealing. Our counterclaims seek an order declaring that NVIDIA has the right to sell certain chipset products with Intel's processors under the 2004 licensing agreement, and enjoining Intel from interfering with NVIDIA's licensing rights. In addition, the counterclaims seek a finding that Intel has materially breached its obligations under the 2004 licensing agreement, and requests various remedies

Note 13—Financial Arrangements, Commitments and Contingencies (Continued)

for that breach, including termination of Intel's cross licensing rights. On April 16, 2009, Intel filed its answer to our counterclaims.

Discovery is proceeding and trial is scheduled to commence before Vice Chancellor Strine on August 23, 2010. NVIDIA disputes Intel's claims and intends to vigorously defend these claims, as well as pursue its counterclaims.

Note 14—Income Taxes

The income tax expense (benefit) applicable to income before income taxes consists of the following:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
		(In thousands)	
Current income taxes:			
Federal	$ 177	$ (31)	$ (988)
State	438	133	516
Foreign	6,966	8,923	14,665
Total current	7,581	9,025	14,193
Deferred taxes:			
Federal	(22,013)	(21,348)	90,178
State	—	—	—
Foreign	866	(1,929)	(1,014)
Total deferred	(21,147)	(23,277)	89,164
Charge in lieu of taxes attributable to employer stock option plans	(741)	1,339	339
Income tax expense (benefit)	$(14,307)	$(12,913)	$103,696

Income (loss) before income taxes consists of the following:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
		(In thousands)	
Domestic	$(245,137)	$(174,412)	$ 6,416
Foreign	162,843	131,458	894,925
	$ (82,294)	$ (42,954)	$901,341

Note 14—Income Taxes (Continued)

The income tax expense (benefit) differs from the amount computed by applying the federal statutory income tax rate of 35% to income (loss) before income taxes as follows:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
	(In thousands)		
Tax expense computed at federal statutory rate	$(28,803)	$(15,034)	$ 315,470
State income taxes, net of federal tax effect	(196)	957	555
Foreign tax rate differential	26,902	18,875	(178,358)
Research tax credit	(22,270)	(22,766)	(38,857)
Stock-based compensation	10,114	5,342	4,828
Other	(54)	(287)	58
Income tax expense (benefit)	$(14,307)	$(12,913)	$ 103,696

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

	January 31, 2010	January 25, 2009
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 33,955	$ 27,593
Accruals and reserves, not currently deductible for tax purposes	14,027	26,015
Property, equipment and intangible assets	35,282	23,935
Research and other tax credit carryforwards	193,528	123,620
Stock-based compensation	40,202	55,680
Gross deferred tax assets	316,994	256,843
Less: valuation allowance	(113,442)	(92,541)
Total deferred tax assets	203,552	164,302
Deferred tax liabilities:		
Unremitted earnings of foreign subsidiaries	(211,778)	(223,223)
Net deferred tax asset (liability)	$ (8,226)	$ (58,921)

Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was 17.4%, 30.0% and 11.5% for the fiscal years ended January 31, 2010, January 25, 2009 and January 27, 2008, respectively. The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional impact of the federal research tax credit recognized in fiscal years 2010 and 2009 relative to the loss before taxes in such fiscal years.

As of January 31, 2010, we had a valuation allowance of $113.4 million related to state and certain foreign deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a

Note 14—Income Taxes (Continued)

result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period the realization occurred.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $401.5 million as of January 31, 2010. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to utilize the with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

As of January 31, 2010, we had a federal net operating loss carryforward of $1.24 billion, combined state net operating loss carryforwards of $852.3 million, and combined foreign net operating loss carryforwards of $59.7 million. The federal net operating loss carryforwards will expire beginning in fiscal year 2012 and the state net operating loss carryforwards will begin to expire in fiscal year 2011 in accordance with the rules of each particular state. The foreign net operating loss carryforwards, of which $53.4 million is attributable to Germany, may be carried forward indefinitely, and the remaining amount of $6.3 million relates to other foreign jurisdictions that begin to expire in fiscal year 2011. As of January 31, 2010, we had federal research tax credit carryforwards of $251.2 million that will begin to expire in fiscal year 2018. We have other federal tax credit carryforwards of $1.3 million that will begin to expire in fiscal year 2011. The research tax credit carryforwards attributable to states is in the amount of $241.7 million, of which $233.4 million is attributable to the State of California and may be carried over indefinitely, and $8.3 million is attributable to various other states and will expire beginning in fiscal year 2011 according to the rules of each particular state. We have other state tax credit carryforwards of $5.5 million that will begin to expire in fiscal year 2011 and other foreign tax credit carryforwards of $1.9 million that will begin to expire in fiscal year 2013. Our tax attributes, net operating loss and tax credit carryforwards, remain subject to audit and may be adjusted for changes or modification in tax laws, other authoritative interpretations thereof, or other facts and circumstances. Utilization of federal, state, and foreign net operating losses and tax credit carryforwards may also be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state and foreign tax provisions. If any such limitations apply, the federal, states, or foreign net operating loss and tax credit carryforwards, as applicable, may expire or be denied before utilization.

As of January 31, 2010, United States federal and state income taxes have not been provided on approximately $787.4 million of undistributed earnings of non-United States subsidiaries as such earnings are considered to be indefinitely reinvested. We have not provided the amount of unrecognized deferred tax liabilities for temporary differences related to investments in our foreign subsidiaries as the determination of such amount is not practicable.

The Company has a tax holiday in effect for its business operations in India which will terminate in March 2011. This tax holiday provides for a lower rate of taxation on certain classes of income based on various thresholds of investment and employment in such jurisdiction. For fiscal year 2010, the tax savings of this holiday was approximately $1.1 million with no material per-share impact.

Note 14—Income Taxes (Continued)

As of January 31, 2010, we had $109.8 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. However, included in the unrecognized tax benefits that would affect our effective tax rate if recognized of $109.8 million is $23.6 million and $2.1 million related to state and foreign income tax, respectively, that, if recognized, would be in the form of a carryforward deferred tax asset that would likely attract a full valuation allowance. The $109.8 million of unrecognized tax benefits as of January 31, 2010 consists of $42.2 million recorded in non-current income taxes payable and $67.6 million reflected as a reduction to the related deferred tax assets.

A reconciliation of unrecognized tax benefits is as follows:

	January 31, 2010	January 25, 2009	January 27, 2008
		(In thousands)	
Balance at beginning of period	$ 95,319	$77,791	$57,544
Increases in tax positions for prior years	351	6,297	3,900
Decreases in tax positions for prior years	(131)	(272)	(433)
Increases in tax positions for current year	18,342	13,622	21,716
Settlements	(—)	(181)	(2,445)
Lapse in statute of limitations	(4,116)	(1,938)	(2,491)
Balance at end of period	$109,765	$95,319	$77,791

We classify an unrecognized tax benefit as a current liability, or as a reduction of the amount of a net operating loss carryforward or amount refundable, to the extent that we anticipate payment or receipt of cash for income taxes within one year. Likewise, the amount is classified as a long-term liability if we anticipate payment or receipt of cash for income taxes during a period beyond a year.

Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 31, 2010 and January 25, 2009, and January 27, 2008, we had accrued $11.2 million, $11.8 million, and $11.2 million, respectively, for the payment of interest and penalties related to unrecognized tax benefits, which is not included as a component of our unrecognized tax benefits. As of January 31, 2010, non-current income taxes payable of $53.4 million consists of unrecognized tax benefits of $42.2 million and the related interest and penalties of $11.2 million.

While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Accordingly, our provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of January 31, 2010, we do not believe that our estimates, as otherwise provided for, on such tax positions will significantly increase or decrease within the next twelve months.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. As of January 31, 2010, the material tax jurisdictions that are subject to examination include the United States, Hong Kong, Taiwan, China, India, and Germany and include our fiscal years 2003 through 2010. As of January 31, 2010, the material tax jurisdictions for which we are currently under examination include India for fiscal years 2003 through 2007 and Germany for fiscal years 2004 through 2006.

Note 15—Stockholders' Equity

Stock Repurchase Program

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during fiscal year 2010. Through January 31, 2010, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 31, 2010, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010.

Please refer to Notes 2 and 3 of these Notes to the Consolidated Financial Statements for further information regarding stock-based compensation related to our March 2009 stock option purchase and related to equity awards granted under our equity incentive programs.

Convertible Preferred Stock

As of January 31, 2010 and January 25, 2009, there were no shares of preferred stock outstanding.

Common Stock

At the Annual Meeting of Stockholders held on June 19, 2008, our stockholders approved an increase in our authorized number of shares of common stock to 2,000,000,000. The par value of our common stock remained unchanged at $0.001 per share.

Please refer to Note 2 of these Notes to the Consolidated Financial Statements for further discussion regarding the cash tender offer for certain employee stock options completed in March 2009.

Note 16—Employee Retirement Plans

We have a 401(k) Retirement Plan, or the 401(k) Plan, covering substantially all of our United States employees. Under the Plan, participating employees may defer up to 100% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. Some of our non-US subsidiaries have defined benefit and defined contributions plans as required by local statutory requirements. Our costs under these plans have not been material.

Note 17—Segment Information

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance.

During the last several fiscal years, we have operated and reported four major product-line operating segments to our CODM: the GPU business, the PSB, the MCP, business, and the CPB. However, effective with the first quarter of fiscal year 2011, we will no longer separate our MCP and GPU operating segments as such segmentation will no longer be reflective of the way we manage those businesses. Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business, as we have reported it through fiscal year 2010, has been comprised of our ION motherboard GPUs, or mGPU products. Our CPB is comprised of our Tegra mobile brand and products that support tablets and smartbooks, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other such devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration, corporate marketing expenses, charges related to the stock option purchase, restructuring charges and certain vendor price credits not allocated to specific operating segments all of which total $386.1 million, $346.1 million and $266.2 million for fiscal years 2010, 2009 and 2008, respectively, that we do not allocate to our other operating segments as these expenses are not included in the segment operating performance measures evaluated by our CODM. "All Other" also includes the results of operations of other miscellaneous reporting segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of components. Certain prior period amounts have been revised to conform to the presentation of our current fiscal year.

Note 17—Segment Information (Continued)

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole.

	GPU	PSB	MCP	CPB	All Other	Consolidated
			(In thousands)			
Year Ended January 31, 2010:						
Revenue	$1,764,684	$510,223	$ 871,606	$163,878	$ 16,054	$3,326,445
Depreciation and amortization expense	$ 60,102	$ 20,279	$ 38,209	$ 16,710	$ 61,379	$ 196,679
Operating income (loss)	$ 1,456	$190,084	$ 96,033	$(14,195)	$(372,323)	$ (98,945)
Year Ended January 25, 2009:						
Revenue	$1,912,262	$693,376	$ 655,565	$136,334	$ 27,322	$3,424,859
Depreciation and amortization expense	$ 55,405	$ 21,587	$ 32,442	$ 19,372	$ 56,217	$ 185,023
Operating income (loss)	$ 122,111	$322,514	$(132,921)	$(24,293)	$(358,111)	$ (70,700)
Year Ended January 27, 2008:						
Revenue	$2,518,281	$588,358	$ 710,353	$251,137	$ 29,731	$4,097,860
Depreciation and amortization expense	$ 38,272	$ 9,596	$ 28,409	$ 21,482	$ 37,715	$ 135,474
Operating income (loss)	$ 717,985	$305,395	$ 57,214	$ 28,104	$(272,352)	$ 836,346

Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if our customers' revenue is attributable to end customers that are located in a different location. The following tables summarize information pertaining to our revenue from customers based on invoicing address in different geographic regions:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
		(In thousands)	
Revenue:			
China	$1,304,196	$1,087,739	$1,256,209
Taiwan	883,137	974,077	1,293,645
Other Asia Pacific	406,286	601,480	662,448
Europe	203,760	321,117	438,321
United States	248,793	309,540	341,670
Other Americas	280,273	130,906	105,567
Total revenue	$3,326,445	$3,424,859	$4,097,860

Note 17—Segment Information (Continued)

The following table presents summarized information for long-lived assets by geographic region. Long lived assets consist of property and equipment and deposits and other assets and exclude goodwill and intangible assets.

	January 31, 2010	January 25, 2009
	(In thousands)	
Long-lived assets:		
United States	$468,568	$500,162
Taiwan	69,051	81,761
China	39,124	42,969
India	32,070	29,639
Europe	5,603	6,865
Other Asia Pacific	370	2,500
Other Americas	—	1,928
Total long-lived assets	$614,786	$665,824

Revenue from significant customers, those representing 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 31, 2010	January 25, 2009	January 27, 2008
Revenue:			
Customer A	12%	7%	5%
Customer B	9%	8%	10%
Customer C	7%	11%	7%

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	January 31, 2010	January 25, 2009
Accounts Receivable:		
Customer A	10%	10%
Customer B	10%	18%
Customer C	4%	10%

Note 18—Fair Value of Cash Equivalents and Marketable Securities

We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Level 1 valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 valuations are obtained from quoted market prices in active markets involving similar assets. Level 3 valuations are based on unobservable inputs to the valuation methodology and include our own data about

Note 18—Fair Value of Cash Equivalents and Marketable Securities (Continued)

assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

Financial assets and liabilities measured at fair value are summarized below:

	January 31, 2010	Fair value measurement at reporting date using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	High Level of Judgment (Level 3)
	(In thousands)			
Other debt securities issued by U.S. Government agencies(1)	$ 496,205	$ —	$ 496,205	$ —
Corporate debt securities(2)	518,220	—	518,220	—
Mortgage-backed securities issued by Government-sponsored entities(3)	166,353	—	166,353	—
Money market funds(4)	94,339	81,380		12,959
		—		—
Debt securities issued by United States Treasury(5)	317,839	—	317,839	—
Asset-backed securities(3)	17	—	17	—
Total assets	$1,592,973	$81,380	$1,498,634	$12,959

(1) Includes $92.7.million in Cash Equivalents and $403.5million in Marketable Securities on the Consolidated Balance Sheet.

(2) Includes $72.4 million in Cash Equivalents and $445.8 million in Marketable Securities on the Consolidated Balance Sheet.

(3) Included in Marketable Securities on the Consolidated Balance Sheet.

(4) Includes $81.3 million in Cash Equivalents and $13.0 million in Marketable Securities on the Consolidated Balance Sheet.

(5) Includes $65.5 million in Cash Equivalents and $252.3 million in Marketable Securities on the Consolidated Balance Sheet.

For our money market funds that were held by the International Reserve Fund at January 31, 2010, we assessed the fair value of the money market funds by considering the underlying securities held by the International Reserve Fund. As the International Reserve Fund has halted redemption requests and is currently believed to be holding all of their securities until maturity, we valued the underlying securities held by the International Reserve Fund at their maturity value using an income approach. Certain of the debt securities held by the International Reserve Fund were issued by companies that had filed for bankruptcy during fiscal year 2009 and, as such, our valuation of those securities was zero. The net result was that, during the third quarter of fiscal year 2009, we estimated the fair value of the International Reserve Fund's investments to be 95.7% of their last-known value and we recorded an other than temporary impairment charge of $5.6 million as a result of credit loss.

Note 18—Fair Value of Cash Equivalents and Marketable Securities (Continued)

The $18.7 million value of our holdings in the International Reserve Fund as of January 31, 2010 reflects an initial investment of $130.0 million, reduced by $111.4 million that we received from the International Reserve Fund during fiscal year 2010 and the $5.6 million other than temporary impairment charge we recorded against the value of this investment during fiscal year 2009 as a result of credit loss. Due to the inherent subjectivity and the significant judgment involved in the valuation of our holdings of International Reserve Fund, we have classified these securities under the Level 3 fair value hierarchy.

Reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs, or Level 3 inputs (in thousands):

	Year ended January 31, 2010
Balance, beginning of period	$ 124,400
Transfer into Level 3	—
Other than temporary impairment	—
Redemption of funds	(111,441)
Balance, end of period	$ 12,959

Total financial assets at fair value classified within Level 3 were 0.4% of total assets on our Consolidated Balance Sheet as of January 31, 2010.

Note 19—Subsequent Event

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010. Through January 31, 2010, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 31, 2010, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010. On March 16, 2010, our Board of Directors further authorized an extension of the stock repurchase program from May 2010 to May 2013.

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

Note 20—Quarterly Summary (Unaudited)

The following table sets forth our unaudited consolidated financial results, for the last eight fiscal quarters ended January 31, 2010.

	Fiscal Year 2010 Quarters Ended			
	January 31, 2010	October 25, 2009(A)	July 26, 2009(B),(C)	April 26, 2009(D)
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$982,488	$903,206	$ 776,520	$ 664,231
Cost of revenue	$543,767	$511,423	$ 619,797	$ 474,535
Gross profit	$438,721	$391,783	$ 156,723	$ 189,696
Net income (loss)	$131,076	$107,577	$(105,302)	$(201,338)
Basic net income (loss) per share	$ 0.24	$ 0.20	$ (0.19)	$ (0.37)
Diluted net income (loss) per share	$ 0.23	$ 0.19	$ (0.19)	$ (0.37)

	Fiscal Year 2009 Quarters Ended			
	January 25, 2009(E),(F)	October 26, 2008(G),(H)	July 27, 2008(I)	April 27, 2008
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$ 481,140	$897,655	$ 892,676	$1,153,388
Cost of revenue	$ 339,474	$529,812	$ 742,759	$ 638,545
Gross profit	$ 141,666	$367,843	$ 149,917	$ 514,843
Net income (loss)	$(147,665)	$ 61,748	$(120,929)	$ 176,805
Basic net income (loss) per share	$ (0.27)	$ 0.11	$ (0.22)	$ 0.32
Diluted net income (loss) per share	$ (0.27)	$ 0.11	$ (0.22)	$ 0.30

(A) Included $25.1 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set. Portions of the reimbursement are allocated to cost of revenue ($24.1 million) and legal expense ($1.0 million).

(B) Included $164.4 million warranty charge against cost of revenue arising from a weak die/packaging material set.

(C) Included $45.4 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set. Portions of the reimbursement are allocated to cost of revenue ($44.5 million) and legal expense ($0.9 million).

(D) Included non-recurring charges of $140.2 million for the stock option purchase completed in March 2009 related to personnel associated with cost of revenue, research and development and sales, general and administrative of $11.4 million, $90.5 million, and $38.3 million, respectively.

(E) Included $18.9 million for a non-recurring charge related to a termination of development contract related to a new campus construction project we have put on hold.

(F) Included $8.0 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set.

Note 20—Quarterly Summary (Unaudited) (Continued)

(G) Included $4.5 million charge towards non-recurring charge related to a royalty dispute.

(H) Included $8.3 million towards restructuring charges.

(I) Included $196.0 million warranty charge against cost of revenue arising from a weak die/packaging material set.

NVIDIA CORPORATION AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year ended January 31, 2010				
Allowance for doubtful accounts	$ 1,062	$ 550(1)	$ (651)(2)	$ 961
Sales return allowance	$17,336	$24,790(3)	$(26,757)(4)	$ 15,369
Deferred tax valuation allowance	$92,541	$20,901(5)	$ —	$113,442
Year ended January 25, 2009				
Allowance for doubtful accounts	$ 968	$ 608(1)	$ (514)(2)	$ 1,062
Sales return allowance	$18,724	$27,859(3)	$(29,247)(4)	$ 17,336
Deferred tax valuation allowance	$82,522	$10,019(5)	$ —	$ 92,541
Year ended January 27, 2008				
Allowance for doubtful accounts	$ 1,271	$ 505(1)	$ (808)(2)	$ 968
Sales return allowance	$14,478	$25,536(3)	$(21,290)(4)	$ 18,724
Deferred tax valuation allowance	$68,563	$13,959(5)	$ —	$ 82,522

(1) Allowances for doubtful accounts are charged to expenses.

(2) Represents uncollectible accounts written off against the allowance for doubtful accounts.

(3) Represents allowance for sales returns estimated at the time revenue is recognized primarily based on historical return rates and is charged as a reduction to revenue.

(4) Represents allowance for sales returns written off.

(5) Represents change in valuation allowance primarily related to state deferred tax assets that management has determined not likely to be realized due, in part, to projections of future state taxable income.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			Filing Date
		Schedule/ Form	File Number	Exhibit	
2.1	Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06	8-K	0-23985	2.1	11/9/2006
3.1	Amended and Restated Certificate of Incorporation	S-8	333-74905	4.1	3/23/1999
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	0-23985	3.1	8/21/2008
3.3	Bylaws of NVIDIA Corporation, Amended and Restated as of February 12, 2009	8-K	0-23985	3.1	2/19/2009
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3				
4.2	Specimen Stock Certificate	S-1/A	333-47495	4.2	4/24/1998
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	0-23985	10.1	3/7/2006
10.2+	1998 Equity Incentive Plan, as amended	8-K	0-23985	10.2	3/13/2006
10.3+	1998 Equity Incentive Plan ISO, as amended	10-Q	0-23985	10.5	11/22/2004
10.4+	1998 Equity Incentive Plan NSO, as amended	10-Q	0-23985	10.6	11/22/2004
10.5+	Certificate of Stock Option Grant	10-Q	0-23985	10.7	11/22/2004
10.6+	1998 Non-Employee Directors' Stock Option Plan, as amended	8-K	0-23985	10.1	4/3/2006
10.7+	1998 Non-Employee Directors' Stock Option Plan (Annual Grant—Board Service), as amended	10-Q	0-23985	10.1	11/22/2004
10.8+	1998 Non-Employee Directors' Stock Option Plan (Committee Grant—Committee Service), as amended	10-Q	0-23985	10.2	11/22/2004
10.9+	1998 Non-Employee Directors' Stock Option Plan (Initial Grant)	10-Q	0-23985	10.3	11/22/2004
10.10+	1998 Employee Stock Purchase Plan, as amended and restated	10-Q	0-23985	10.2	5/22/2008
10.11+	2000 Nonstatutory Equity Incentive Plan, as amended	SC TO-1	005-56649	99(d)(1)(A)	11/29/2006
10.12+	2000 NonStatutory Equity Incentive Plan NSO	SC TO-1	005-56649	99.1(d)(1)(B)	11/29/2006
10.13+	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder	S-8	333-140021	99.1	1/16/2007
10.14+	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan	S-8	333-140021	99.2	1/16/2007
10.15+	2007 Equity Incentive Plan	8-K	0-23985	10.1	6/27/2007

Exhibit No.	Exhibit Description	Incorporated by Reference			Filing Date
		Schedule/ Form	File Number	Exhibit	
10.16+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Board Service)	10-Q	0-23985	10.2	8/22/2007
10.17+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Committee Service)	10-Q	0-23985	10.3	8/22/2007
10.18+	2007 Equity Incentive Plan—Non Statutory Stock Option (Initial Grant—Board Service)	10-Q	0-23985	10.4	8/22/2007
10.19+	2007 Equity Incentive Plan—Non-Statutory Stock Option (Annual Grant—Board and Committee Service)	10-Q	0-23985	10.1	8/20/2009
10.20+*	2007 Equity Incentive Plan—Non Statutory Stock Option				
10.21+*	2007 Equity Incentive Plan—Incentive Stock Option				
10.22+*	2007 Equity Incentive Plan—Restricted Stock Unit Grant Notice and Restricted Stock Unit Purchase Agreement				
10.23+	Fiscal Year 2009 Variable Compensation Plan	8-K	0-23985	10.1	4/5/2007
10.24+	Fiscal Year 2010 Variable Compensation Plan	8-K	0-23985	10.1	4/8/2009
10.25+	David L. White Offer Letter, dated January 28, 2009	8-K	0-23985	10.1	2/27/2009
10.26	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A	S-3/A	333-33560	10.1	4/20/2000
10.27	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B	S-3/A	333-33560	10.2	4/20/2000
10.28	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C	S-3/A	333-33560	10.3	4/20/2000
10.29	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D	S-3/A	333-33560	10.4	4/20/2000
10.30	Amended and Restated Agreement of Purchase and Sale by and between Harvest-Granite San Tomas LLC and Harvest 2400, LLC dated January 31, 2008	10-Q	0-23985	10.3	5/22/2008
21.1*	List of Registrant's Subsidiaries				
23.1*	Consent of PricewaterhouseCoopers LLP				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				

Exhibit No.	Exhibit Description	Incorporated by Reference Schedule/ Form	File Number	Exhibit	Filing Date
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
32.1#*	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
32.2#*	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
101.INS* ±	XBRL Instance Document				
101.SCH* ±	XBRL Taxonomy Extension Schema Document				
101.CAL* ±	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF* ±	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB* ±	XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE* ±	XBRL Taxonomy Extension Presentation Linkbase Document				

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

± Pursuant to applicable securities laws and regulations, the Company is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Company has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fails to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

Copies of above exhibits not contained herein are available to any stockholder upon written request to: Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2010.

NVIDIA Corporation

By: /s/ JEN-HSUN HUANG

Jen-Hsun Huang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and David L. White, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEN-HSUN HUANG Jen-Hsun Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2010
/s/ DAVID L. WHITE David L. White	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2010
/s/ TENCH COXE Tench Coxe	Director	March 17, 2010
/s/ MARK STEVENS Mark Stevens	Director	March 17, 2010

Signature	Title	Date
/s/ JAMES C. GAITHER James C. Gaither	Director	March 17, 2010
/s/ HARVEY C. JONES Harvey C. Jones	Director	March 17, 2010
/s/ MARK L. PERRY Mark L. Perry	Director	March 17, 2010
/s/ WILLIAM J. MILLER William J. Miller	Director	March 17, 2010
/s/ A. BROOKE SEAWELL A. Brooke Seawell	Director	March 17, 2010

NVIDIA CORPORATION

Headquarters | Santa Clara, Calif.

Certain statements in this document including, but not limited to, statements as to: the features, benefits, capabilities, performance, uses and importance of our products and technologies; the visual experience; our position as the world leader in visual computing technologies; our expectations for strong, profitable growth; the mobile computing revolution; consumer demand for our products and technologies; and our strategies and initiatives are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, our reliance on third parties to manufacture, assemble, package and test our products; slower than anticipated adoption of new products, technologies or industry standards; changes in industry standards and interfaces; market adoption of a competitive technology; slower than expected growth of existing or new markets; design, manufacturing or software defects; development of more efficient or faster technology; changes in customer preferences and demands; the impact of technological advances and competition; and cyclical trends in our industry; as well as other factors detailed from time to time in the reports NVIDIA files with the Securities and Exchange Commission including its Form 10-K for the fiscal year ended January 31, 2010. Copies of reports filed with the SEC are posted on our website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of April 2010, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. BV-COC-070805
© 1996 Forest Stewardship Council
FSC
20%


NVIDIA CORPORATION 2010